4/14

04030401

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Metropolitan Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

MAY 25 2004

THOMSON FINANCIAL

B

FILE NO. 82- 34755

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/25/04

		9	10
		431	390
	540	3	4
457	6	841	582
2	805	229	208
[illegible]	248	216	190
[illegible]	[illegible]	31	44
[illegible]	[illegible]	(16)	(26)

378	(215)	135	[illegible]
934	2 068	197	559
(40)	787	325	(17)
2 384	230	1 415	
342	89	(54)	2 890
141	247	4 466	
199	1 252		
339	(37)		
1 423	4 500		
(60)			
4 921			

		2 890
	4 458	210
Odyssey	228	1 202
Union Life		163
Metropolitan Namibia	180	35
Metropolitan Botswana	45	
	4 921	4 500

METROPOLITAN BUSINESS CONCEPT

The overall idea behind Metropolitan's business is simple:

OUR MISSION

To grow the wealth and support the health of people by providing them with specialised medium to long-term insurance and investment solutions

OUR AIM

- ▲ Be a market leader in providing insurance and investment solutions to people in lower income groups
- ▲ Be an important provider of insurance and investment to people in middle income groups

WE WILL GROW OUR BUSINESS IN DEVELOPING MARKETS BY

- ▲ Using our abilities to manage customers' insurance and investment needs well
- ▲ Making sure that our solutions are delivered to them quickly and easily
- ▲ Developing long-standing, caring relationships with customers and those who represent them

FOR METROPOLITAN BUSINESS OVERALL, THIS MEANS

- ▲ Focusing on those business activities we are best at, ie managing insurance, investment and customer relationships
- ▲ Growing by gaining depth in markets rather than breadth
- ▲ Avoiding other financial services such as banking, loans, debit cards, mortgages or asset financing
- ▲ Going into joint ventures to take advantage of particular markets
- ▲ Attracting medium to long-term savings and investments
- ▲ Developing customer solutions that support our goals of empowerment

Embedded value of life insurance new business up

51%

Retail recurring premium new business up

20%

Retail operating profit before tax up

37%

Growth in dividend per share of

13%

Core headline earnings up

15%

Group embedded value up

19%

20 year unbroken record of positive cashflows

Business summary

Analysis of core headline earnings	2003 Rm	2002 Rm
Corporate business	**111**	94
Operating profit	**154**	132
Tax	**(43)**	(38)
Retail business	**207**	170
Operating profit	**283**	206
Tax	**(76)**	(36)
International business	**3**	13
Operating profit	**8**	16
Tax	**(5)**	(3)
Metropolitan Health Group	**20**	22
Operating profit	**24**	28
Tax	**(4)**	(6)
Shareholders' equity	**93**	79
Holding company expenses	**(34)**	(24)
Investment income on total shareholders' assets	**168**	145
Income tax on investment income	**(41)**	(42)
Core headline earnings	**434**	378
Total operating profit	**469**	382
Holding company expenses	**(34)**	(24)
Investment income on total shareholders' assets	**168**	145
Total tax	**(169)**	(125)
Core headline earnings	**434**	378



Administration costs
(half yearly)
Rm
420
400
380
360
340
320
300
334
357
400
394
340
369
June
Dec
2001
2002
2003



Headcount
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
3 681
2 406
3 898
2 156
3 522
2 390
3 416
2 890
2000
2001
2002
2003
Indoor
Field



Total dividend per share
R
50
45
40
35
30
25
20
15
10
5
0
25.50
31.00
35.00
38.00
43.00
1999
2000
2001
2002
2003

Embedded value	2003 Rm	2002 Rm
Adjusted net asset value	**5 057**	4 164
Net value of in-force business	**2 493**	2 159
Embedded value	**7 550**	6 323
Embedded value per share (cents)	**1 068**	911
Adjusted net asset value per share (cents)	**715**	600


Assets under management
Rm
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
22 036
3 818
29 492
6 285
33 826
8 011
32 399
7 128
37 108
8 613
1999
2000
2001
2002
2003
On balance sheet
Third party


Embedded value and closing share price
(half yearly)
cents
1 200
1 000
800
600
400
200
0
1 066
956
1 079
800
1 012
630
911
610
911
595
1 068
685
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Embedded value per share
Share price

Embedded value attributable to group	Net asset value Rm	Value of in-force Rm	2003 Total Rm	2002 Total Rm
Metropolitan Life Ltd	3 642	2 208	**5 850**	4 812
Metropolitan Odyssey Ltd	129	111	**240**	210
Metropolitan International Ltd	94	-	**94**	290
Metropolitan Life (Namibia) Ltd	146	128	**274**	177
Metropolitan Life of Botswana Ltd	58	42	**100**	73
Metropolitan Lesotho Ltd	3	4	**7**	-
Metropolitan Health Group	279	66	**345**	333
Methealth Namibia Administrators (Pty) Ltd	2	8	**10**	3
Asset management	43	150	**193**	198
Metropolitan Holdings (after consolidation adjustments)	803	(220)	**583**	411
Goodwill	(146)		**(146)**	(184)
Total embedded value	5 053	2 497	**7 550**	6 323
Adjustment for surplus in 90:10 fund and goodwill	807			
Excess – group	5 860			

Funds received from clients	Gross inflow Rm	Gross outflow Rm	Net inflow 2003 Rm	Net inflow 2002 Rm
On balance sheet				
Retail business	3 900	(2 467)	1 433	1 288
Corporate business	2 463	(2 281)	182	347
International business	721	(367)	354	268
Total premiums/claims	7 084	(5 115)	1 969	1 903
Off balance sheet				
Health group	3 648	(3 245)	403	239
Corporate business	2 685	(1 951)	734	682
Total	13 417	(10 311)	3 106	2 824

Total recurring premiums
(half yearly)



Rm
3 000
2 500
2 000
1 500
1 000
500
0
1 910
1 987
2 113
2 177
2 345
2 480
June
December
2001
2002
2003

Annual premium equivalent - new business
(quarterly)



Rm
450
400
350
300
250
200
150
100
50
0
207
253
232
218
298
275
341
386
Mar
Jun
Sep
Dec
2002
2003

Objectives Progress

Growth in life administration costs to be pegged at 8% for full 2003 after cost reduction in 2002	In spite of many challenges and costs associated with growing new businesses this objective was achieved
Unit costs	Renewals at R84
Improve investment performance	Improvement in absolute performance was achieved, resulting in higher funding levels for all smoothed bonus portfolios
Improve the quality of new business	Whilst a moderate improvement was achieved, this remains a key area of focus
Increase individual life new business profit margin	A profit margin of 8.2% was achieved for individual life new business for the full year. Further improvement in this profit margin remains a priority.
Increase the quantity of recurring premium new business	Retail 20% up
Achieve more transparency in all aspects of the smoothed bonus product range	Established a governance committee consisting of two external and two internal members that monitors and reports on good governance and investment processes
Increase Metropolitan Health's number of principal members under administration	Achieved a 4% increase to 288 942 principal members under administration, including members on franchised systems
Contribute to greater prosperity for all South Africans through the active support of black economic empowerment	Widely acknowledged as a leader in BEE as evidenced by a number of independent awards: ▲ Black Management Forum and UCT Graduate School of Business adopted and re-launched our in-house empowerment barometer (June) ▲ Black Management Forum awarded us their prestigious 'progressive company of the year' award (October) Actively developing a strategic empowerment partnership to strengthen our empowerment ownership, and to add value at an operational level through hands-on involvement in the day-to-day management of our activities

Five-year review

At 31 December 2003

	Compound growth pa % (i)	2003 US$m (ii)	**2003 Rm (ii)**	2002 Rm (ii)	2001 Rm (ii)	2000 Rm (iii)	1999 Rm (iv)
Total assets under management	14.4	6 906	**45 721**	39 527	41 837	35 777	25 854
Total assets per balance sheet	13.1	5 605	**37 108**	32 399	33 826	29 492	22 036
Third party assets	21.1	1 301	**8 613**	7 128	8 011	6 285	3 818
Net funds received from clients	9.0	412	**3 106**	2 824	4 292	2 151	2 152
Policyholders' fund	11.4	4 564	**30 231**	26 600	27 048	25 763	19 044
Actuarial value of policy liabilities	14.9	4 467	**29 570**	25 857	26 200	22 181	16 377♥
Excess of assets over liabilities	5.6	885	**5 860**	5 072	5 949	5 917	4 643♥
Capital adequacy requirement (CAR)	6.7	248	**1 640**	1 726	1 397	1 190	1 246♥
CAR cover (times)	(0.8)	3.6	**3.6**	2.9	4.3	5.0	3.7♥
Inflow							
Premiums received	8.9	941	**7 084**	6 824	7 009	5 684	4 927
Recurring premiums	6.8	610	**4 593**	4 332	4 087	3 950	3 476
Single premiums	13.6	331	**2 491**	2 492	2 922	1 734	1 451
Investment return	7.1	580	**4 370**	(1 241)	3 331	5 099	3 269
Investment income	6.0	234	**1 762**	1 888	2 314	1 657	1 376
Capital appreciation/ (depreciation)	7.8	346	**2 608**	(3 129)	1 017	3 442	1 893
	8.2	1 521	**11 454**	5 583	10 340	10 783	8 196
Outgo							
Payments to policyholders	15.5	679	**5 115**	4 921	4 500	3 507	2 775
Sales and distribution costs	7.4	98	**741**	642	575	585	548
Administration expenses	5.2	102	**769**	697	728	620	620
Policyholders' tax paid		(3)	**(19)**	17	44	63	50
	12.6	877	**6 606**	6 277	5 847	4 775	3 993
Inflow less outgo – policyholders' fund	3.4	644	**4 848**	(694)	4 493	6 008	4 203
Income from insurance and investment business		160	**1 205**	(236)	674	♦	♦
Income from administration business	75.2	9	**65**	62	43	19	6
Revenue	53.1	53	**397**	398	421	250	65
Administration expenses	50.2	(44)	**(332)**	(336)	(378)	(231)	(59)
Shareholders' tax paid	66.7	(36)	**(272)**	(25)	(198)	(173)	(31)
Earnings		141	**1 064**	(385)	470	♦	♦
Core headline earnings	(4.5)	58	**434**	378	379	559	527
Core headline earnings per share	(4.6)	8.25	**62.09**	55.26	52.49	78.56	75.82
R/US$ exchange rate at year-end	2.3		**6.62**	8.59	12.09	7.57	6.02
Average R/US$ exchange rate for year	5.4		**7.53**	10.49	8.74	6.13	6.02

	Compound growth pa % (i)	2003 US$m (ii)	**2003 Rm (ii)**	2002 Rm (ii)	2001 Rm (ii)	2000 Rm (iii)	1999 Rm (iv)
Dividend per share (cents) (v)	13.1	5.71	**43.00**	38.00	35.00	31.00	25.50
Dividend cover (core headline earnings)	(15.6)	1.44	**1.44**	1.45	1.50	3.18	2.97
Total number of issued shares (million) (viii)	0.2	707	**707**	694	700	712	700
Share price at year-end (cents)	(0.2)	103	**685**	610	800	980	690
Market capitalisation (million)	0.1	732	**4 843**	4 233	5 600	6 978	4 830
Embedded value (million)	6.8	1 140	**7 550**	6 323	7 553	7 247	5 718♥
Embedded value per share (cents)	6.5	161	**1 068**	911	1 079	1 018	817♥
Return on embedded value (%) (vi)		22.4	**22.4**	(11.3)	7.5	24.2	♦
New business written (Rm)							
Recurring premiums		117	**884**	829	639	757	715
Retail business		81	**608**	505	484	564	509
Corporate business		24	**178**	213	155	193	206
International		13	**98**	111	♣	♣	♣
Single premiums		330	**2 484**	2 492	2 991	1 734	1 452
Retail business		135	**1 019**	882	1 033	362	610
Corporate business		186	**1 398**	1 556	1 958	1 372	842
International		9	**67**	54	♣	♣	♣
	10.9	447	**3 368**	3 321	3 630	2 491	2 167
Annual premium equivalent (ix)	6.7	150	**1 132**	1 078	938	930	860
Number of in-force policies							
Individual life			**3.8**	3.8	3.6	3.6	3.8
Number of employees	0.9		**6 306**	5 912	6 054	6 087	6 071
Indoor	1.7		**3 416**	3 522	3 898	3 681	3 180
Field	0.0		**2 890**	2 390	2 156	2 406	2 891
Consumer price index (vii)	6.4		**130.3**	122.2	112.1	106.0	100.0
CPI adjusted figures							
Premium income (Rm)	2.3		**5 437**	5 584	6 252	5 362	4 927
Core headline earnings per share (cents)	(10.4)		**47.65**	45.22	46.82	74.11	75.82
Dividend per share (cents)	6.3		**33.00**	31.10	31.22	29.25	25.50
Share price at year-end (cents)	(6.2)		**526**	499	714	925	690

(i) Over 4.25 or 3.25 years as applicable, and based on rand amounts
(ii) Financial year ended 31 December (12 months)
(iii) Financial period ended 31 December (15 months annualised to 12 months)
(iv) Financial year ended 30 September (12 months)
(v) Excluding special last quarter dividend of 7.50 cents per share in 2000
(vi) Growth in embedded value (before dividend & after increase in share capital) as % of embedded value at start of year
(vii) CPI – metropolitan areas as disclosed by Statistics SA (2003 – average; 1999 – base 100)
(viii) 2003 and 2002 are net of 41 million treasury shares; 2001 net of 28 million treasury shares
(ix) APE represents new recurring premiums plus 10% of single premiums
♦ *Information not comparable*
♥ *Pro-forma*
♠ *Restated*
♣ *Included in retail and corporate business as appropriate*

Peter Doyle
Group chief executive



Abel Sithole
Corporate business



METROPOLITAN EMPLOYEE BENEFITS

All aspects of retirement fund business, including

- ▲ investment
- ▲ risk management
- ▲ administration
- ▲ actuarial consulting

METROPOLITAN ASSET MANAGERS

All aspects of asset management, including

- ▲ asset management for retirement funds
- ▲ unit trust management
- ▲ property management

and administration on behalf of all businesses within the group and third parties

Derek Pead
Retail business



METROPOLITAN LIFE

Development, distribution and administration of individual life investment and risk products, targeting the lower and middle income markets

METROPOLITAN ODYSSEY

Development, distribution and administration of individual life investment and risk products, targeting the middle and upper income markets

METROPOLITAN DIRECT

Use of alternate channels such as

- ▲ direct mail and
- ▲ telemarketing

for the distribution of packaged financial services products, sourced on a group-wide basis

CUSTOMER MANAGEMENT

- ▲ customer services
- ▲ administration

Blum Khan
Health business



METROPOLITAN HEALTH GROUP

Provision of

- ▲ medical aid administration services
- ▲ health risk management strategies
- ▲ managed healthcare
- ▲ administration system franchising

to both corporate and retail healthcare schemes

Justin van den Hoven
International business



METROPOLITAN INTERNATIONAL

Widening the geographic spread of the group by opening up new markets, particularly in Africa, but also elsewhere in the developing world

GROUP SUPPORT SERVICES

- ▲ AIDS Solutions
- ▲ Group brand management
- ▲ Group strategy
- ▲ Group finance & HR services
- ▲ Group business & technology services
- ▲ Group risk management
- ▲ Group legal services
- ▲ Group empowerment and development

			9	10
			431	390
... fees received		540	3	4
[illegible]	457	6	841	582
... received - listed shares	2	805	229	208
... received - [illegible]	[illegible]	248	216	190
[illegible]	[illegible]	[illegible]	31	44
			(18)	(26)
			3	3
				492

935	2 068	138	559
(40)	287	197	(17)
2 384	230	325	2 890
342	89	1 415	
141	247	(54)	
199	1 252	4 466	
339	(37)		
1 423	4 500		
(60)			
4 921			

	4 468	2 890
	228	210
		1 202
[illegible]	180	163
... Namibia	45	35
... Botswana		
	4 921	4 500

's letter and review



Gloria Tomatoe Serobe
Group chairman

Dear Shareholder

It gives me great pleasure to report to you on the year under review, a year that was characterised by a number of milestones for both Metropolitan and the financial services sector.

On a business level, we experienced a continued turnaround in performance. This can be seen through an increase in new business volumes and margins; and improved retention levels, cost savings and return on investments. On an industry level, the sector saw the adoption of the Financial Services Charter, which will herald many changes in our external environment.

In addition, our name change from NAC to Metropolitan Holdings Limited gives us the opportunity to fully capitalise on the widely recognised Metropolitan brand, which remains one of the leading brands in financial services in South Africa.

The board and management of Metropolitan believe that we can build a higher profile and make better use of the substantial brand equity of the Metropolitan brand - hence the name change. This will not impact on the technical aspects of our current registration, and the business benefits will thus remain the same.

Metropolitan welcomes the Financial Services Charter, the sole objective of which is to address the racially skewed economic imbalances that have shaped the face of our industry and sector.

Despite many adverse conditions and continued pressure on the disposable income of consumers, our business performed soundly. This solid performance can largely be attributed to a proactive management style that constantly seeks to identify and put in place solutions to the many challenges facing our business. Many of these initiatives continue to underpin our operational performance.

For a more detailed report on our business operations, I refer you to the reports of the group chief executive on p19 and the group finance director on p22.

Board activities

It has once again been an honour and a privilege to chair the board of Metropolitan Holdings this year. Of all the boards in the financial services sector, this one remains by far the most diverse and representative of the demographics of the country.

One of the many positive spin-offs is that this has enabled us to draw on a diverse range of skills, expertise and experience from people of all backgrounds. The board is also fairly representative and balanced in terms of gender, which is a feat I am very proud of. The latter further entrenches our position as a leader in real empowerment in terms of meeting the requirements of the Employment Equity Act.

In addition, this augurs well for us, particularly in view of the Financial Services Charter. The charter calls for significant increases in black ownership and control, as well as management and skills development over the next ten years. Metropolitan measures up well with respect to meeting many of the requirements laid out in the charter.

The board places a high premium on improving and increasing shareholder value. To this end, further progress was made on a number of strategic issues. At the annual strategic planning session, discussions centered around enhancing our focus on our core middle to lower income markets, growing our share of these market segments, and addressing the need for improved new business margins. A significant amount of time was spent discussing how to ensure improvements in investment performance and improved asset matching for our large book of smoothed bonus business. Other important matters such as containing costs in a low inflation environment and Metropolitan's position in a consolidating insurance market were extensively debated.

Financial Services Charter (FSC)

The adoption of the FSC by the financial sector in 2003 affects all players in the industry and also opens up a whole new chapter in the area of black economic empowerment (BEE) in South Africa.

There is now a realisation that BEE must filter down to the entire population, hence the FSC's emphasis on skills training, human resource development and the stimulation of small and medium micro-enterprises (SMMEs).

The charter represents a major step forward for the industry. As a member of the Life Offices' Association, I am proud to have represented Metropolitan in the forum that investigated the contribution of the long-term insurance industry to the broader financial services BEE charter.

The broad-based thrust of the FSC is reflected in the fact that 81% of the charter's targets relate to the employment, training and promotion of black people; improved access to financial services for poor people; targeted investments in projects that address backlogs and underdevelopment; support for job creation; and the procurement of services and goods from black businesses.

Metropolitan has already made significant progress with respect to a number of the requirements and targets set out in the charter. The number of black people in positions of influence and authority already exceeds most of the requirements of the FSC.

Currently, the number of blacks at executive, senior and middle management level stands at 36%, 18% and 34% respectively. This exceeds or is close to achieving the charter's targets of a minimum of 25% black people at executive, 20%-25% at senior and 30% at middle management level by 2008.

On the BEE procurement front, we have made significant progress. At the beginning of the year under review, the board's human resources and empowerment committee set the target for procurement to black suppliers at 30%. This target will be increased in the coming years to meet the targeted 50% of the value of procurement from BEE accredited companies by 2008 as outlined in the charter.

In terms of enabling access to financial services for as many families as possible, which is a significant point in the charter, Metropolitan has already gone a long way towards achieving this with our marketing efforts extending deep into the various communities countrywide.

To further demonstrate this, we have 78 regional offices, most of which are outside the major urban areas, employing some 650 administrative and 3000 sales staff. We cover the insurance and investment needs of well in excess of four million families.

We are extremely proud of the fact that the latter was achieved before the adoption of the charter late last year and its implementation on 1 January this year.

Importantly, our efforts have not gone unnoticed – the Black Management Forum, a highly respected organisation in the field of BEE, awarded us the prestigious 'Progressive Company of the Year' award in November 2003. My congratulations go to Peter Doyle, Metropolitan's group chief executive, and his management team for a job well done.

Although our empowerment credentials currently exceed many of the FSC targets set to be achieved by 2008, and even beyond, we recognise that transformation is a journey, and will continue to strive for greater transformation. This will further entrench our position as a leader in empowerment in our sector.

I am also delighted to announce that our 'Actuaries on the Move' programme, aimed at developing mathematical and financial competencies with a view to creating a pool of black actuaries, is progressing very well. This is another area of 'targeted investment' in which we have excelled in recent years.

Securing a BEE partner

Another significant aspect of the charter is ownership. Indeed, the charter may well result in a flurry of empowerment shareholding deals.

Although we have not yet made any announcements, progress has been made with respect to securing a BEE partner. Importantly, we want to put in place a sustainable transaction, one that will continue well into the future.

For any empowerment deal to be successful, we believe that it must be funded properly and must be sustainable. These criteria are attainable, and we will therefore not rush into a poorly structured transaction.

While it remains a priority of the board to find a suitable empowerment partner, our endeavours in this respect, and the resources involved, particularly with regard to the time of our senior executives and board members, should not at any time detract from ensuring the continued operational efficiency of our business.

On a macro level, it remains a challenge to ensure that the benefits of BEE spill over to the rest of the population. The charter encourages this through clearly defining empowerment as something that goes far beyond the issue of ownership.

The transfer of ownership to previously disadvantaged people without the transfer of the skills required to manage such ownership would clearly not make good business sense. It would also certainly not benefit those whom it was intended to assist and empower in the first place.

Ten years of democracy

The 27th of April 2004 marks the 10th anniversary of our democracy. As we reflect on the past decade, we have reason to celebrate and be proud of being South Africans.

Credit must be given to the government for taking bold steps towards addressing the imbalances of the past. For instance, much progress has been made in the areas of housing, infrastructure development and telecommunications. However, the country is still faced with a number of challenges like unemployment, crime and other social ills that continue to plague our society.

South Africans have a rare ability to rise above their differences for the common good of our nation. This rare quality was displayed when our democracy was born ten years ago, in what the rest of the world called 'a miracle'.

Despite our challenges like those of any other growing democracy, we continue to display this ability in a number of fields, resulting in countless achievements as a nation. In the areas of sport, commerce, health care, tourism and industry, South Africa is the envy not only of the African continent, but also of the rest of the world.

To underpin our democracy, it is therefore important that BEE, through innovation and creativity, begin to address issues of unemployment and poverty so that each and every South African may enjoy the fruits of our democracy.

In our continued quest to empower our people through uplifting them, we should keep in mind that most ordinary South Africans simply desire to find employment, feed their families, and educate their children.

International investment

Direct foreign investment is pivotal to economic growth and job creation in our country. Through its membership of an international group of fund managers, Metropolitan was instrumental in securing a visit of international investors to meet key government and business leaders in the latter part of 2003.

Among the key local leaders who met with members of the delegation were President Thabo Mbeki, finance minister Trevor Manuel and Reserve Bank governor Tito Mboweni. An executive management team, representative of the Metropolitan businesses, also had an opportunity to address members.

HIV/AIDS

Metropolitan has for many years advocated decisive, positive action in managing HIV/AIDS in all sectors of society, the economy, and the government. The South African government's recent announcement that anti-retroviral treatment would be made available in the public sector has heralded an era of new hope in managing the pandemic. Treatment surely complements prevention and is a strong motivator for everyone to know their HIV status. It is up to employers and organisations to utilise the opportunities to best effect and encourage individuals, employees and people in our communities to know their status.

Treatment accessibility in the public sector is likely to result in reduced mortality in the general population which has implications for the life insurance industry. In addition to reduced mortality, people are more likely to know and manage their status, whether they are HIV positive or not. This may aid the prevention effort.

There is the danger that organisations and companies could abdicate their responsibility around managing HIV/AIDS in the light of the public sector treatment programme. We believe that more than ever there is an opportunity for companies to develop programmes to address HIV/AIDS (including the provision of treatment) to manage costs and assist in facilitating a successful public sector programme.

Through its Aids Solutions Unit, Metropolitan focuses on HIV/AIDS as a business, workplace, community and advocacy issue and remains committed to managing the epidemic on many fronts. Drawing on fifteen years' experience, we strive to understand and, through a multi-disciplined approach, to respond to the challenges HIV/AIDS presents.

Metropolitan will continue its commitment to designing innovative products that meet the needs of our clients – individuals and groups – regarding HIV/AIDS and remains committed to managing HIV/AIDS in our own workplace.

Changes in directorate

Two non-executive directors, Dr Ian Goldin and Mr MM Ngoasheng, resigned from the board on 25 June and 18 August 2003 respectively. I would like to thank them and all the other directors for their invaluable contribution to the activities of the board.

Conclusion

On behalf of Metropolitan's board, and management, I would like to assure you of our continued efforts to grow Metropolitan as a leading financial services provider, concentrating on emerging markets. We look forward to a continued and prosperous association with our shareholder community.

Gloria Tomatoe Serobe

Gloria Tomatoe Serobe
Group chairman

Group chief executive's overview

In a nutshell

The contents of our 2003 annual report can be summarised thus:

- ▲ We have a clear strategic focus.
- ▲ We have successfully turned our business around.
- ▲ We are exceptionally well positioned for further growth.

Maximum differentiation at minimum cost

The life insurance industry is facing two major challenges in the current low interest, low inflation economy: generating a profitable cashflow, and meeting client expectations.

Twenty years ago, life insurers had it relatively easy because the industry provided highly sought-after savings products. Thanks to high nominal yields fuelled by high inflation, it was perceived to be the optimal savings medium. Moreover, regulatory restrictions were minimal.

Today the picture is very different. Declining interest and inflation rates, poor investment returns and the disappearance of the weaker players mean that competition within the industry is much stiffer. Alternative, and equally if not more attractive, savings options are proliferating. Some segments of the insurance market are fast approaching saturation. Profit margins are generally lower because of reduced pricing power and rising acquisition costs, exacerbated by the fact that the industry is now highly regulated and taxed.

In the face of these radical changes, life companies face a stark strategic choice: become commodity brokers, differentiate our business offering, or differentiate our business offering and at the same time reduce costs.

At Metropolitan we have chosen to pursue the goal of effective yet cost-efficient differentiation. We can do so because we remain the best positioned competitor in the growing emergent market segments. This creates the capacity for both increased cashflows and enhanced profits.



Peter Doyle
Group chief executive

The following report - by group finance director Preston Speckmann – will highlight for you the improvement in our profitability thanks to active cost management and growth in new business volumes. The remaining reports – covering our four major operating businesses as well as our social sustainability initiatives – underline the reasons for our continued healthy cashflows and demonstrate our ability to set ourselves apart from competitors.

Currently, three things distinguish us from other players in the marketplace: our focus, our brand and our empowerment positioning.

Firstly, our focus is primarily on the low and middle income segments of the market where the growth potential is greatest. Our focus also means that we are the only large


Peter Doyle


Abel Sithole


Preston Speckmann


Nkosinathi Chonco


Willem Coetzee

listed life insurer in South Africa without exposure to a banking balance sheet.

Secondly, our brand is well known, well liked and well respected in these markets, as verified by various independent sources, including the 2003 Sunday Times/ Markinor survey of top brands. People trust us to perform for them. They believe we can and will partner them to financial prosperity, and are extremely loyal to Metropolitan as a result.

Thirdly, our long-standing commitment to empowerment - principally but not exclusively broad-based black economic empowerment (BEE) - is helping to secure the socio-economic sustainability of our business in a rapidly changing Southern Africa.

We have made and continue to make commendable progress in the areas of employment equity - at all levels of staff, including management - and skills development. We also measure up well to all the standards laid down in the Financial Services Charter - which we understand as minimums. Our percentage of direct black ownership is not yet where it should be, but we are actively involved in negotiations to change this. We focus on BEE not because we have to, but because we want to. Increased diversity will add significantly to the value of our business at both a strategic and an operational level.

Realising our potential

I am particularly pleased with the results reflected in this report. We have delivered on our promise to shareholders that we would resume our place amongst the leaders in our industry.

By sharpening our strategic focus, we have boosted our new business volumes, cut back on costs, improved the quality of new business and thereby profitably increased our market share. The establishment of Metropolitan

Lesotho and the growth of Metropolitan Health in Kenya demonstrate our commitment to identifying and entering new markets similar to our focus markets in South Africa.

The upturn in local and international equity markets in the second half of 2003 gave our steadily improving investment performance a further boost. Excellent returns on our equity investments were largely responsible for an improved return on shareholders' funds. This strong equity showing, combined with our successful hedging strategies, resulted in higher funding levels for our smoothed bonus business and an even stronger capital position for us a group.

Despite talk about the need for further consolidation in the industry, we are not on the acquisition trail, nor do we see ourselves as an acquisition target. Given our focus on and dominance in the low and middle income markets, we believe that ours is a growth model that will ensure ongoing business success. However, we will always give due consideration to opportunities that benefit stakeholders and create sustainable shareholder value.

People powered performance

In conclusion, I would like to pay tribute to our people, and our board of directors in particular, for their dedicated and disciplined approach to helping us shift our performance into a higher gear.

I am confident that we will continue our healthy growth into 2004. This optimism is in no small measure thanks to the calibre and commitment of the people in the group. Together we can, and will, prove to stakeholders, including our shareholders, that we can be trusted to deliver on our promises to protect and grow wealth.

Peter Doyle

Peter Doyle
Group chief executive

group executive committee


Blum Khan


Wiebke Lusted


Derek Pead


Justin van den Hoven


Wilhelm van Zyl



Preston Speckmann
Group finance director

Group finance director's report

The name of the listed entity was changed from "New Africa Capital Limited" to "Metropolitan Holdings Limited" with effect from 15 December 2003. This was done to align the names of the holding company and the operating entities, thereby further developing and enhancing the Metropolitan brand.

Detailed operational reviews of the different businesses within the group appear elsewhere in the annual report. My report expands on the financial results of the group as a whole and provides an analysis of the financial information.

The year under review was characterised by a low interest rate and low inflation economy. This, together with low investment returns, made it a very challenging year for our industry in general.

Achievements

The results for the year clearly show that we have delivered on our promises to stakeholders:

- We restored the profitability of our retail new business, achieving a new business margin for the full year of 8.2% compared to a breakeven situation in the 2002 financial year.
- The value of life insurance new business grew from R68 million to R103 million for the 2003 financial year, an increase of 51%.
- We contained the increase in life administration expenses to 8%, a target that was communicated to shareholders regularly throughout the year.

This achievement must be viewed against a background where we trimmed our expenses by R37 million in 2002 (relative to 2001).

- Good progress was made in reducing lapses at inception. However, we are not yet satisfied with the achievements and more work is required in this area.
- Overall, we are once again operating profitably. The losses of 2002 have been eliminated and we are reporting earnings and headline earnings in excess of R1 billion, whilst our core headline earnings have grown by 11%.

In terms of the Financial Services Board (FSB) report on the long-term insurance industry, we outperformed the industry in 2003:

- The industry's net recurring premium income declined by 4% whereas ours increased by 6%.
- Total net premium income for the industry was 6% lower whereas ours was 4% higher.
- For the industry, total claims as a percentage of net premium income stood at 100% while we limited this ratio to 72%.

All in all, it was an exceptional year for us in terms of financial performance, and this will stand us in good stead going forward.

Summary of results

During 2003 the economic conditions under which we operated showed signs of improving, thanks largely to decreases in individual personal income tax and real increases in salaries.

Total premium income grew by 4% compared to 2002. The new business annual premium equivalent (APE) increased by 5% from R1 078 million to R1 132 million for the current financial year. (APE comprises net new recurring premiums plus 10% of single premiums.) Thanks to these higher inflows, our net flow of funds from clients did not merely remain positive but increased by a healthy 11% from R2.8 billion to R3.1 billion. This compares very favourably with industry experience where in many instances net fund flows are negative. There was growth in both new recurring premium income and single premium income for the retail business. Employee benefits new business premium income was flat, which was largely a function of the surplus apportionment legislation.

In general, our investment performance was satisfactory. The worldwide volatility in equity markets was reflected in the local market, with the JSE all-share index decreasing by 10% over the first half of 2003. However, the markets started to rally strongly in the third quarter, with the upturn accelerating in the last few weeks of the year. The all-share index ended 12% up for the twelve months to December 2003. On the currency front, the continued strengthening of the rand from the closing levels of 2002 depressed offshore returns. By implementing several downside protection strategies in conjunction with a strategy of absolute returns, we succeeded in eliminating some of the market volatility. This management action also protected fund and company solvency levels, especially during the first half of the financial year.

For 2004, we intend pegging life administration expenses in absolute terms below the R931 million recorded in 2003.

	2003 Rm	2002 Rm
Administration expenses	769	697
Distribution expenses	162	165
Total	**931**	**862**

Shareholders' tax has continued to grow as the full effects of the existing four-fund tax legislation, together with the new capital gains tax (CGT) legislation, are starting to be felt.

Core headline earnings

In view of the adoption of AC133, all investment assets within the group, with the exception of originated loans, are classified as available-for-sale assets. It is the group's policy to recognise capital appreciation in the market value of shareholders' investments in the income statement in the period in which it arises.

In terms of the South African Institute of Chartered Accountants (SAICA) circular 7/2002, the calculation of headline earnings includes capital appreciation, investment variances and actuarial basis and other changes. All these items are volatile and are therefore excluded from core headline earnings in order to present a more stable earnings figure on a comparable basis.

It is extremely pleasing to be able to report that for most of the businesses in the group core headline earnings were higher than in 2002. In this regard, the retail business recorded an increase of 22% and the corporate business growth of 18%. Overall, we achieved a 15% increase in core headline earnings. Operating profit for the international and health businesses declined, mainly as a result of starting new operations in foreign countries.

Core headline earnings



Corporate
Retail
International
Health
Shareholders' equity

Core headline earnings per share

Core headline earnings per share increased by 13% from 55 cents to 62 cents. The weighted average number of shares in issue for 2003 was 699 million compared to 684 million in 2002, taking into account shares issued in terms of both staff share schemes as well as treasury shares purchased.

Earnings using the long-term rate of return

In the United Kingdom, insurers report earnings on a long-term rate of return (LTRR) basis. Certain South African insurers also provide these figures as supplementary information in their annual financial statements. The calculation of LTRR core headline earnings aims to eliminate the earnings volatility caused by short-term market movements.

If we had reported our earnings on a LTRR basis, using a long-term rate of return of 11% and an average tax rate of 20%, the figures for 2003 and 2002 would have been:

	2003 Rm	**2002 Rm**
Opening shareholders' equity	**4 329**	5 101
Return using long-term rate	**381**	561
Actual after-tax return	**127**	103
LTRR adjustment to core headline earnings	**254**	346
Core headline earnings before LTRR	**434**	378
LTTR core headline earnings	**688**	724
Average shares (million)	**699**	684
Core headline earnings per share (cents per share)	**62**	55
LTRR core headline earnings per share (cents per share)	**98**	106

Dividends

Our approved dividend policy (consistent with prior years) is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term, while allowing the dividend cover to fluctuate.

A total dividend of 43 cents per share has been declared for 2003, giving a dividend cover of 1.4 times based on core headline earnings per share.

Embedded value

Embedded value per share increased from 911 cents in 2002 to 1 068 cents despite the payment of dividends. Embedded value comprises the adjusted net asset value of the group plus the value of the insurance business on its books (VoIF) at the year-end. This increase was driven primarily by growth of 16% in the VoIF and a 21% increase in adjusted net assets due to investment market movements over the reporting period.

The embedded value of life insurance new business increased to R103 million from R68 million in 2002. The overall new business profit margin of the group improved from 6.3% in 2002 to 9.1% in 2003. This was due to improved production from most retail channels and corrective actions by management in respect of pricing, lapses and costs. The employee benefits margin reduced from 16.3% to 10.7% due to lower production during the reporting period and a change in the sales mix.

Return on embedded value

Return on embedded value is the fundamental measure of performance in a life insurance group. The total embedded value profit from all the businesses within the group is taken into account. The return on embedded value for 2003 amounted to 22% compared to a negative return of 11% in 2002.

Businesses are set individual targets for the economic value-add that they generate, which is calculated after making a risk-adjusted charge to each business for the capital used in its operations.

Statutory capital requirements

At R5.8 billion, the excess of on-balance sheet assets over total liabilities demonstrates that the group is in an extremely sound financial position despite moderate investment returns in 2003. The capital adequacy requirement (CAR) of the group is covered 3.6 times, well in excess of the statutory requirement of 1.0 times CAR.

The group's capital position remains among the best in the industry, and strong management action has been taken to ensure that this satisfactory state of affairs continues.

We are currently assessing how best to utilise this capital, with a return of capital to shareholders being one of the options under consideration. Shareholders will be kept informed of plans in this regard.

Analysis of assests backing the group excess

	2003		2002	
	Rm	%	Rm	%
Listed equities	**2 818**	**54.2**	2 253	52.0
Foreign investments	**439**	**8.4**	599	13.8
Properties	**373**	**7.2**	432	10.0
Fixed interest	**676**	**13.0**	384	8.9
Money market	**425**	**8.2**	166	3.8
Intangibles	**337**	**6.5**	389	9.0
Other assets	**131**	**2.5**	106	2.5
Group net asset value	**5 199**	**100.0**	4 329	100.0
Surplus in 90:10 fund	**661**		743	
Excess - group	**5 860**		5 072	

Cash flow

Once again we recorded a healthy net inflow of funds from clients, this time surpassing the R3 billion mark at R3.1 billion compared to R2.8 billion in 2002.

It is pleasing to report that the positive inflows again extend to all businesses within the group, and to note that 2002's net outflow of off-balance sheet asset management business has been reversed, confirming the confidence of clients in our ability to protect and grow assets.

Assets under management

Total assets under management of R46 billion reflect an increase of 16% over the R40 billion that we reported in 2002. This increase is as a result of equity market improvements and higher fund inflows from our clients. On-balance sheet assets grew from R32 billion to R37 billion.

Value added statement

The results for the year are summarised below. The increase in revenue represents increases in investment returns, premium income and administration fees received.

	2003 Rm	2002 Rm	Change %
Revenue	**12 025**	5 874	104.7
Less: Outgo	**9 813**	5 440	80.4
Value added (wealth created)	**2 212**	434	409.7
Value allocated			
To employees			
Staff costs	**627**	545	15.0
To retention for expansion and growth	**973**	(534)	282.2
Retained income	**835**	(672)	224.3
Goodwill amortised	**53**	52	1.9
Depreciation	**85**	86	(1.2)
To government			
Taxation	**345**	136	153.7
To shareholders			
Cash dividend	**267**	287	(7.0)
	2 212	434	409.7

Financial strength ratings

Metropolitan Life and Metropolitan Odyssey, the two South African based life insurance companies in the group, were recently awarded financial strength ratings of AA- (double A minus) and A respectively by international rating agency Global Credit Ratings.

Corporate activities

- We have established an American Depository Receipt programme in the United States to facilitate US investment in our shares. This programme is aimed at broadening our foreign shareholder base by giving greater liquidity to our shares and creating a convenient acquisition currency for foreign investors.
- We made an offer to all shareholders who held in aggregate less than 100 Metropolitan Holdings shares. As a result of this offer, we bought back at a cost of R2.4 million a net 348 160 shares, which were then cancelled, while our number of shareholders was reduced from 29 203 to 10 779.
- We have been authorised to repurchase 36 356 142 ordinary Metropolitan Holdings shares held by New Africa Investments Limited (NAIL). This authority will remain valid until the next annual general meeting.

Preston Speckmann
Group finance director

Metropolitan Retail

Back to basics pays off in 2003

In 2003 we increased revenue and reduced unit costs by going ***back to basics.***

▲ **More new business**

▲ New recurring premium income	+20%
▲ Metropolitan Life	+33%
▲ Group schemes	+27%
▲ Metropolitan Odyssey	+49%
▲ Metropolitan Direct	-15%

As expected, Metropolitan Direct did not repeat the outstanding achievements of 2002 when exceptionally high volumes of new recurring premium business were secured from the retail sector.

Retail distribution channels	**Recurring premium income %**	**Single premium income %**
Metropolitan Life		
Direct writers (tied)	36	14
General intermediaries (ind)	14	8
Group schemes	8	0
Direct marketing	25	28
Metropolitan Odyssey	17	50

Business development consultants, personal financial planners, investment consultants

▲ New business annual premium equivalent was 20% up.

▲ The average daily production volume for individual life business (Metropolitan Life and Metropolitan Odyssey) was 24% higher at 825 policies.

▲ The average recurring premium per Metropolitan Odyssey policy increased by 24% to R460 per month, and per Metropolitan Life policy (ordinary business) by 5% to R195.

Retail business performance overview

	2003 Rm	2002 Rm	% change
Gross premium income	**4 015**	3 760	6.8
Gross recurring premium income	**2 996**	2 878	4.1
Single premium income	**1 019**	882	15.5
Payments to policyholders	**2 523**	2 410	4.7
Operating profit net of tax	**207**	170	21.8
Profit margin on new business	**8.2**	-	-

executive committee



Derek Pead



Johann Basson



Jacques Coetzer



Caroline Engelke



Dave Lewis



Phillip Matlakala



Mike McDougall



Andy Pitter

▲ Better quality new business

- A sharper focus on conservation helped to reduce lapses at inception to 18% at 30 September 2003


Reduction in lapses at inception 2003
%
25
20
15
10
5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

▲ Improved profitability of new business

- The new business profit margin increased from breakeven to 8.2%.
- The embedded value of new business was R58 million.

▲ Improved retention of existing business

- The in-force policy count increased for the first time since the Persal crisis.

▲ Improved conservation of value of in-force business

- Rationalisation of service offering and increased utilisation of less costly and highly efficient electronic alternatives.
- Active management of policies due to mature with a view to extending the term or securing re-investment of the proceeds.
- Proactive intervention when policies are in danger of terminating as a result of debt (premiums in arrears or unpaid loans).
- Improvement of take-up rate under policies with an automatic inflation-linked premium escalation facility.
- Enhancement of premium collection efficacy by offering more payment options and ensuring deduction on pay date.
- Refinement of the pay-for-performance approach to remunerating administration staff, resulting in ongoing productivity improvements.

▲ More repeat business

- Focus was as strong on generating repeat business from existing customers as on retaining them as customers.
- R68.5 million was written in annualised recurring premium income from leads generated through campaigns to existing customers, plus R23 million in single premium income.

- R60 million in single premium reinvestments was secured via maturity and death claims.
- Customer information was collected and verified at every contact, improving the quality of our customer database and thereby enhancing our data mining capacity and our ability to generate leads.

Five best sellers in 2003

Metropolitan Life	% of total sales
Financial Provider	30
MultiCash Plan	23
Pension Provider	19
Future Builder	4
Dream Builder Cash Plan	1
Metropolitan Odyssey	% of total sales
CoverPlan	30
Retirement Annuity Prospector	21
GoalGetter	11
LifePlan	9
Odyssey Investment Plans	9

Improved levels of customer service

- 150 staff in two call centres (Cape Town and Johannesburg) processed in the region of 4 000 calls per day.
- Some 240 staff in 35 customer service centres countrywide dealt with approximately 3 700 customer visits per day.

Increased emphasis on people development

- A new training academy was opened in Gauteng in October 2003, offering top calibre training to all levels of sales staff. Similar facilities will be established in each of the major centres countrywide in 2004. Well over 2 500 of our sales and administrative staff underwent training in 2003.
- At the same time a fully integrated training process was launched for new recruits to the industry to help them achieve 'fit and proper' status in terms of the Financial Advisory and Intermediary Services (FAIS) Act.
- Those members of our sales staff who have passed the requisite product assessments are in the process of being accredited to sell the products listed in their individual mandates.
- Additional training is being provided for members of staff who do not meet the minimum educational standards laid down by FAIS.

Lower costs

- Actual issue cost per ordinary business policy decreased by 12%.
- Renewal cost per policy reduced to R84.



The outstanding administrative back-up provided by support staff of the calibre of Rafiek Ederies, Glynis Shand and Thandi Siko helped to secure and retain higher volumes of business

Market sectors

Our businesses operate in the following sectors of the market, with the aim being to retain our leadership in the aspirant sector while becoming one of the top three players in the emergent sector and a niche player in the achiever sector.

Sector	Business	Monthly household income
Aspirant	Metropolitan Life	Up to R4 000
Lower emergent	Metropolitan Life	R4 001 – R8 000
Upper emergent	Metropolitan Life, Metropolitan Odyssey	R8 001 – R12 000
Achiever	Metropolitan Odyssey	Over R12 001

- Growing industry interest in the aspirant and the rapidly expanding lower emergent sectors is increasing the challenges that Metropolitan Life faces in retaining its dominance in the former and improving its competitive position in the latter.
- One of Metropolitan Life's main advantages is the well-known, well-liked and well-respected Metropolitan brand, in these two sectors in particular. In the 2003 Markinor survey the brand was ranked third in terms of spontaneous awareness and had the second highest relationship score (based on levels of trust and commitment in addition to awareness) in the industry.
- From a customer perspective, Metropolitan Life's affordable, needs-based products (life, disability and funeral insurance as well as savings plans) are known to offer good value for money.
- The fact that the majority of sales - to individuals and individual members of group schemes – are face-to-face counts heavily in its favour as this is what 87% of customers in these segments prefer. However, alternative distribution channels are slowly gaining popularity.
- Metropolitan Odyssey is a niche player with a 2.6% share of the upper emergent and achiever sectors, with a boutique approach focusing on risk insurance and unitised investment products. Retirement money is a primary target.
- Metropolitan Odyssey offers Metropolitan Life customers more sophisticated financial solutions as their incomes increase and their needs change, thereby enhancing customer retention.
- Metropolitan Direct adapts, re-packages and distributes Metropolitan Life and Metropolitan Odyssey products across the sectors, with the exception of the achiever sector.

Retail margin improvement 2001-2003



12.4%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1H01
2H01
1H02
2H02
1H03
2H03

2004 and beyond

- We will be escalating our image-building efforts in the aspirant and emergent sectors so as to further entrench Metropolitan Life's position of strength in these markets.
- Efforts to raise awareness levels of Metropolitan Odyssey in the achiever segment will be ongoing. The results of our 2003 campaigns have started to flow through, and the amount of new business generated should continue to increase.
- We will be intensifying our efforts to enhance the knowledge and skills of our intermediaries, as well as to grow their numbers, especially in view of the strong correlation between 'feet on the ground' and increased sales in our selected market segments.
- Given that real-time access to information is vitally important to intermediaries, initiatives aimed at achieving this will continue to enjoy high priority.
- The development of 'virtual' intermediaries is being actively investigated to increase our penetration in the upper emergent and achiever sectors in particular.
- Franchising opportunities are also being explored, as is the marketing potential of corporate portals.
- We will be concentrating on shortening the 'time to market' cycle for both product development and product distribution.
- Product development for Metropolitan Life will centre around the provision of a wider range of basic products of a modular nature.
- Unlocking additional value through existing partnerships, and establishing new ones, will remain a cornerstone of our growth strategy going forward.
- We will be intensifying our focus on the optimum allocation of resources across all our businesses, and are confident that further cost savings will result from higher volumes of better calibre new business in conjunction with faster turnaround times.

In perpetuity

Our success will always be determined by our ability to increase our share of the aspirant and emergent sectors, augmented by the provision of competitive product and service offerings in the achiever sector, while simultaneously cutting and thereafter continuing to contain costs.

Number and value of ordinary business policies in force 2003


1850
1800
1750
1700
1650
1600
1550
1000000
995000
990000
985000
980000
975000
970000
965000
960000
955000
950000
J F M A M J J A S O N D
Number of policies
Value of policies



Abel Sithole



John Melville



Asief Mohamed



Phillip Morrall



Robert Walton

Corporate business

Metropolitan Employee Benefits

In 2003 we successfully countered the impact of negative environmental factors on our business.

Difficult investment market

- ▲ 2002's poor investment performance was reflected in the benefit statements of retirement fund members in 2003. In many instances this was the first time that trustees and fund members had seen a reduction in their fund values, which gave rise to questions about the appropriateness of existing funding vehicles.
- ▲ Guaranteed funds received a lot of negative publicity. The underfunded positions of the majority of such funds across the industry made it difficult to attract new money.
- ▲ A number of retirement fund pensioner outsourcing deals were put on hold because mediocre investment performance meant that funds no longer had the financial resources necessary to effect the deals.

Legislative inertia

Many funds postponed major decisions because lack of clarity on the surplus legislation meant they did not fully understand its implications.

Perception that big is better

Due to the turbulent environment a number of deals went to larger competitors even though our offering was better.

2003 market share (estimated)	%
New business	**14**
Risk business	**9**
Guaranteed business	**13**
Overall	**10**

Our countermeasures

- ▲ We enhanced our smoothed bonus product in several ways.
  - We established a governance committee to oversee it, a first for the retirement fund industry. (See box overleaf for more detail.) This innovation is adding considerable value for trustees and fund members concerned about recent developments in the smoothed bonus arena.
  - We added a multi-manager option in line with market demands.
  - We made headway in positioning it as having successfully overcome the weaknesses that bedevil other smoothed bonus/guaranteed funds on the market.
- ▲ We launched a concerted drive into the group risk market where decisions were more forthcoming. This generated considerable new business: R134 million in annual premium income, an outstanding increase of 45%, from

Corporate business performance overview

	2003 Rm	2002 Rm	% change
Gross premium income	**2 548**	2 721	(6.4)
Gross recurring premium income	**1 164**	1 165	(0.1)
Single premium income	**1 398**	1 556	(10.2)
Revenue from administration business	**108**	115	(3.6)
Payments to policyholders	**2 326**	2 367	(1.7)
Operating profit net of tax	**111**	94	18.1
Profit margin on new business	**10.7**	16.3	(34.4)

Group risk premiums
net of reinsurance


Amounts (R million)
450
400
350
300
250
200
150
100
50
2000*
2001
2002
2003

**15 month period from 1 October 1999 – 31 December 2000*

244 retirement funds. Very importantly, we were able toincrease our profit margins in the process. The fact that we have recorded sustained growth in group risk premium income over the past four years is a reflection of our acknowledged expertise in the group risk arena (see graph left).

- Rising investment markets resulted in substantially increased cashflows into our smoothed bonus product towards the end of 2003. This trend should accelerate in 2004.

Governance committee for smoothed bonus business

- Two external appointees
  - an independent actuary
  - an experienced employee benefits practitioner
- Two internal appointees
- Key functions
  - To verify that bonus declarations are in line with stated bonus philosophy
  - To satisfy themselves that assets are being managed in accordance with investment mandates
  - To obtain and retain a detailed asset breakdown, including exposure to unlisted investments and any investments deemed to be strategic
  - To monitor long-term performance objectives
  - To ensure that the signed-off equivalent of an annual statement is made available for existing and potential clients, brokers and other interested parties

Indicators of our success

- We wrote new recurring premium business to the value of R178 million per annum, and increased our gross recurring premium income by 10.2% from R972 million to R1 071 million (excluding the 90:10 fund), a creditable achievement in view of the industry slowdown.
- We grew our contribution to the group's operating profit after tax by 18.1% (R111 million), comfortably exceeding our target and significantly higher than the average inflation rate for the year.
- Although our aim was to improve the embedded value of new business, we did not succeed in doing so. Large tranches of business never materialised due to the difficulties with which industry players had to contend, as outlined above. In addition, the new business mix changed, with a larger proportion of recurring premium income being generated by group risk business where margins are smaller.
- Thanks to our unwavering focus on strategic fundamentals despite the difficult market conditions, we were able to achieve a margin of more than 10% on the embedded value of new business.
- In view of pricing pressures in a highly competitive market, our target was to maintain the profit margin on risk business. However, we succeeded in increasing it

Industry leader
Two *top company* ratings in the annual PMR* survey

Gold award	**for group pension & provident fund administration** Rating categories: products, claims settlement, communication, administration, trustees, personnel strategy
Gold award	**for investment options** Rating categories: transparency, reporting, range of choice, value for money (return after expenses), investment performance, returns relative to benchmark

**Professional Management Review*

thanks to good risk management practices and enhanced productivity attributable to our new automated workflow system.

- We succeeded in containing operating expenses (excluding the 90:10 fund), which was particularly pleasing in view of the rapid rise in our group risk business volumes. Disciplined recruitment and skilful staff deployment were major contributory factors.
- We successfully implemented automated workflow management (AWD and Documentum) in the first half of the year. This has revolutionised processing practices and procedures, enhancing service levels and helping to contain costs. From a client perspective, service is a retirement fund administrator's biggest value-add, and service level reporting is therefore essential. The fact that we were placed first in the group pension and provident fund administration category of PMR's (Professional Management Review) most recent annual survey of industry service providers is further confirmation of our commitment to service excellence.

Contributions to recurring premium income, net of reinsurance


Fully administered business
Risk business
Investment only business
37%
28%
35%

- We overcame inherited system inadequacies that had previously prevented the full integration of ex CU Life employee benefits business into our operation. All business is now operating off the same IT platforms using uniform processes, once again raising service standards and at the same time effecting significant cost savings.
- We completed the second phase of the conversion of our administration system operating environment, and are now benefiting from the enhanced functionality provided by technological advances at a fraction of the cost in our legacy environment.
- We achieved both our employment equity targets at executive and senior management level: 35% black staff and 50% designated group (ie including white women).

Looking ahead to 2004

As outlined below, 2004 promises to be a good year.

- We have refined our smoothed bonus product to such a significant extent that we are confident we are going into 2004 with the best product in the market. Our reputation as industry innovators was borne out by our first place in the investment options category of the PMR survey referred to above.
- The strong improvement in investment markets from the second half of 2003 onwards has accelerated the recovery in the funding position of our smoothed bonus business, with good prospects for future bonuses.

- The sustained uptrend in investment markets should facilitate the switching of guaranteed funds, which will be greatly to our advantage given our strong competitive edge in this market.
- We have enhanced our chances of securing new trade union business following the successful take-on of the Liquor and Catering Trade Pension Fund where we once again proved that we are able to handle large and complex projects in a way that exceeds client expectations.

Member benefits paid



Death and disability claims
Annuities
Terminations
Maturity claims
Withdrawal benefits
32%
18%
6%
13%
30%

Key projects for 2004

- We are focusing on fully operationalising the business strategies of our core focus areas, being investment, group annuity, group risk and administration business, by tailoring our resources (human and infrastructural as well as financial) to the critical success factors in each of these areas.
- We are concentrating on identifying specific new business opportunities on which to capitalise through collaboration with other businesses in the group.
- We are focusing on the concept of partnering as our competitive differentiator: 'we have the expertise and flexibility to work with you to devise innovative solutions tailored to meet your specific needs'.

Looking beyond 2004

Our longer term prospects also look very promising, for the following reasons:

- Cost structures
  - Our cost structures are amongst the lowest, if not the lowest, in the market, based on available data with regard to the ratio of operating profits to liabilities and of administration costs to total premium income.
  - We do not have any expensive legacy systems that are still being paid off despite having become redundant.
  - Our teams are small and focused and it is relatively easy to monitor all aspects of their performance.
- We are the most empowered operation in the employee benefits industry. Not only does this stand us in good stead when it comes to tendering for state, parastatal, local authority, municipal and trade union business, but it also means that we benefit from the expertise and experience of people from diverse backgrounds.
- As far as product development is concerned, we have a track record of innovation, with leading brokers ranking many of our existing products as best of breed in the industry.



Tjaart Esterhuyse and Christabell Kota, employees of the year in Metropolitan Employee Benefits and Metropolitan Asset Managers respectively, were nominated for their singular contributions to the success of the businesses

Metropolitan Asset Managers

Our 2003 investment performance, although much better than in 2001 and 2002, was not yet back to previous levels. Further improvement should result from the continued rigorous application of the performance enhancement measures that we have put in place.

Markets

- Markets were challenging due to continued volatility.
- Foreign markets were generally firmer.
- The South African equities market was constrained by the much stronger rand.
- Local equities did, however, perform well in the last quarter.
- Local bonds also yielded good returns.
- Overall, returns on South African investments were satisfactory.
- Rand strength had a negative impact on foreign asset returns.

Investment performance

- *Investment returns were more important than ever after two years of poor performance.*
  - Absolute returns were better than in the previous two years, with most funds outperforming their benchmarks by a considerable margin (see Managed Fund returns in box above right).
  - Comparative performance also improved except when markets ran. As expected, hedges then put a damper on returns although overall their contribution was positive.
  - Futurebuilder, our socially responsible investment vehicle, was ranked first in its category for the twelve month period under review (see box right).
- It is evident that our performance enhancement measures (see box overleaf) are bearing fruit.
  - Stock selection, formerly the biggest detractor from performance, is now a major contributor (see diagram overleaf).

Managed Fund (global)

- Returned 16.5%
- Outperformed weighted indices benchmark by 3.8%
  - Equities outperformed all-share index benchmark by 7.9%
  - Properties outperformed inflation + 6% benchmark by 4.5%
  - Bonds performed in line with all-bond index benchmark

Futurebuilder Fund

- Returned 31.7%
- Outperformed inflation + 4% benchmark by 23.5%
- All asset classes performed well
  - Equities outperformed all-share index benchmark by 42.8%
  - Properties outperformed inflation + 6% benchmark by 7.4%
  - Bonds outperformed all-bond index benchmark by 2%

Performance enhancement measures

- Reviewed and refined all decision-making processes
  - More rigorous buy/sell disciplines
  - Dedicated teams determine changes to model investment portfolio
- Managed portfolio and individual stock call risks more actively
- Deployed professional staff where they are most effective
- Employed/developed wider range of professional skills
- Increased in-house research capacity

- We are confident that the uptrend will continue.
- We are strongly focused on maintaining risk levels appropriate to portfolio needs, as well as on protecting funding levels while providing exposure to growth.
- Consequently we have been actively implementing derivative hedging strategies, especially for smoothed bonus portfolios.

Inflows

- We struggled to attract funds while our performance turnaround was still in progress.

Performance attribution relative to all-share index – year to 31 December 2003


425
Equities
-0.09%
4.34%
Sector allocation
Stock selection

- We did, however, retain the majority of our existing clients.
- New segregated funds of R500 million were secured.

Financial performance

- It is important to remember that an asset manager's impact on the balance sheet of a life insurance company is more important than its contribution to the bottom line.
  - Absolute investment performance in excess of that assumed in the financial soundness valuation supports profitability and the embedded value of in-force business.
  - The investment return on assets not committed to insurance business also enhances embedded value.
- Thanks to sound financial management, operating profit net of tax was R16 million
- We continued investing to enhance infrastructural efficiencies and maintain competitiveness.

Empowerment

- Empowerment remains a cornerstone of our corporate culture.
- We are concentrating on entrenching our position as the leading large empowerment asset manager.
- We welcome the Financial Services Charter (FSC).
- Our approach to empowerment is in accord with the charter philosophy of a balanced scorecard, and has been for several years.
- We are very well positioned for full FSC compliance and the new business opportunities that this will bring with it.

Looking forward

- Our main challenges are to
  - sustain absolute and comparative investment performance
  - convert improved performance into new inflows from segregated clients.

- We must therefore continue to
  - enhance our market profile
  - extend our market reach through dedicated relationship managers for each client category
  - build long-term relationships to retain clients
  - deliver new products that are aligned with client needs, such as the absolute return fund that was launched in 2003.
- Additional challenges
  - retain key staff in the post FSC environment
  - provide enhanced support to clients within the group through a dedicated senior resource
- Provided we can rise to these challenges, our growth prospects for several years to come are excellent.

Metropolitan Collective Investments

- Total assets under management, including group business, were up 23% to R2.7 billion (2002: R2.2 billion).
- At R2.1 billion, gross inflows were 40% higher (2002: R1.5 billion).
- Increased demand for fixed interest and equity portfolios resulted in gross inflow increases of 51% (or R546 million) and 43% (or R202 million) respectively.
- Inflows into local equity portfolios are expected to escalate in 2004 in view of improved market performance in the last quarter of 2003.
- Despite the adverse effect of the strong rand, gross inflows into our offshore range were 31% higher than in 2002. (We are the South African agents for the Financial Services Board approved, Luxembourg based Aviva portfolios.)
- Whilst we have 36 000 active individual investor accounts on our books, inflows from the institutional market are growing at a far faster rate.
- White labelling increased significantly, involving some R640 million in assets under management.
- In addition to the white label portfolios, two new products – the Metropolitan Specialist Income Fund of Funds and the Metropolitan Property Absolute Income Portfolio – were launched.
- We achieved a 35% increase in profits after tax to R5.4 million (2002: R4.0 million), with income increasing by 8% to R19.7 million (2002: R18.3 million) and expenses decreasing by 5% to R12.4 million (2002: R13.0 million). Income did not rise in line with inflows because of changes in the sales mix.

Metropolitan Property Services

- Our portfolio, valued at R2.2 billion, continues to deliver benchmark-beating returns and is ranked amongst the top performers in the industry by the UK-based International Property Databank.
- In 2003 it returned 15.9% (shareholder occupied properties excluded), 5.7% above its benchmark of CPIX + 6%. This achievement is particularly pleasing in view of the fact that the portfolio is not geared.
- There were no significant new developments or disposals during the year.
- We implemented a new administration system which has boosted our asset management capacity and capabilities through better management and client information.
- We reduced vacancies by 6% but average rentals declined slightly due to lower inflation and falling interest rates as well as an oversupply of office accommodation in particular.

Distribution of property portfolio by sector


Retail
Offices
4%
32%
59%

International business

Following the formation of Metropolitan Lesotho on 1 January 2003, and once all existing Lesotho business has been transferred to this new entity in the near future, Metropolitan International will make a significant contribution to the size and, more importantly, the performance of the group. Total assets will be over R2 billion, with total premium income in excess of R600 million per annum.

Both Metropolitan Botswana and Metropolitan Namibia achieved exceptional growth in embedded value and core headline earnings in the year under review. However, total profits were reduced as a result of upfront costs incurred in setting up Metropolitan Lesotho, and by expenses related to intensified exploration of new business opportunities elsewhere in Africa.

Metropolitan Namibia

Looking back

We had an outstanding year, increasing our contribution to the core headline earnings of the group by 43% and growing our embedded value by 55% to N$274 million. Investment assets were 23% up.

Individual life business

▲ Gross recurring premium income	14% up at N$235 million (2002: N$206 million)
▲ New recurring premium income	4% up at N$4.8 million (2002: N$4.6 million)
▲ Single premium income	N$15 million (2002: N$47 million)
▲ No of policies lapsed	3% down
▲ No of policies surrendered	14% down
▲ Policyholder benefits paid	8% down at N$128 million (2002: N$139 million)

Employee benefits business

▲ Gross recurring premium income	8% up at N$65 million (2002: N$60 million)
▲ Single premium income	N$14 million (2002: N$6 million)

International business performance overview

	2003 Rm	2002 Rm	% change
Gross premium income	**789**	560	40.9
Gross recurring premium income	**716**	506	41.5
Single premium income	**73**	54	35.2
Revenue from administration business	**23**	19	21.1
Payments to policyholders	**441**	243	81.5
Operating profit net of tax	**3**	13	(76.9)
Profit margin on new business	**10.5**	6.9	52.2

executive committee



Justin van den Hoven



Leeba Fouche



Nathan Kgabi



Tsoane Mphahlele


Metropolitan Namibia
Gross operating profit
N$ million
10
8
6
4
2
0
-2
-4
-6
-8
-10
-9
4
9
2001
2002
2003

Health business

- Methealth Namibia entered into an empowerment transaction in terms of which a 20% stake was acquired by a local black empowerment group.
- Methealth Namibia was awarded the tender for the administration of the single state medical scheme with effect from 1 December 2003.
- Members under administration grew by 22%, excluding the 112 835 beneficiaries on the state medical scheme.
- Methealth Namibia's net profit before taxation grew by 40% from N$4.5 million to N$6.3 million.

Asset management business

- There was a significant improvement in investment performance.
  - Capital appreciation of N$76 million in 2003 compared to capital depreciation of N$79 million in 2002 (realised and unrealised)
- Although FirstMet Namibia Unit Trusts ended the year just below breakeven point, gross inflows increased significantly from N$3 million in 2002 to N$91million in 2003.

Costs

- The increase in administration expenses was contained in line with the assumed inflation rate.
- Administration expenses as a percentage of premium index decreased to 12% (2002: 13%) despite further decentralisation of administration functions.

Profitability

- Core headline earnings increased by 43% to N$19.5 million (2002: N$13.6 million).

Embedded value

- Embedded value per share rose 32% to N$24.30 per share (2002: N$18.39 per share).

General

- Our localisation process is 95% complete.
- With the continued support of Pinnacle (our local empowerment partner) we are increasing our penetration of the public and private sector markets.
- The Pinnacle/Metropolitan Empowerment Trust was launched in November 2003.
- Customer retention levels reached record highs thanks to successful relationship building, a stronger than ever focus on customer service and the optimisation of distribution networks.

Prospects for 2004

A number of new niche players are entering the market and we therefore expect business conditions to remain tough. However, we are confident that we will be able not merely to retain but to expand our current market share. Our focus for 2004 will be on profitability seeing that the decentralisation process has virtually been completed.

Metropolitan Botswana

We emerged from a challenging 2003 having achieved exceptional growth of 97% in core headline earnings and an equally impressive increase of 46% in embedded value.

Financial performance

▲ Individual life recurring premium income (excluding credit life)	25% up to P70 million (R106 million)
▲ Credit life recurring premium income	21% down to P44 million (R67 million)*
▲ Employee benefits recurring premium income	15% up to P38 million (R58 million)
▲ Investment assets	39% up to P179 million (R266 million)
▲ Core headline earnings	49% up to P12.2 million (R18 million)
▲ Embedded value	46% up to P67.2 million (R100 million)
▲ Embedded value per share	48% up to P34 per share (R51 per share)

* *Due to high interest rates and low salary increases, if any*



Metropolitan Botswana
Gross operating profit
Pula million
10
8
6
4
2
0
-2
-4
9
4
-9
2001
2002
2003

Operational performance

- ▲ Nathan Kgabi took over as managing director in August 2003 following the resignation of predecessor Thuli Johnson at the end of 2002.
- ▲ We are now accepted as a truly Botswana company in due recognition of the fact that we are staffed predominantly by citizens of Botswana. Trust and loyalty levels are growing as we improve our delivery on the twin promises of exceptional service and superior performance.
- ▲ Conservation rates over three and twelve months were 3% down due to increased cancellations and lapses resulting from unrelenting pressure on personal disposable income.
- ▲ We have remodelled the way in which we interact with brokers and clients. This new business model, which includes the implementation of higher standards for and tighter controls over brokers, was launched in the second half of 2003. Progress has been good and the roll-out is scheduled for completion in 2004, including the introduction of the virtual office concept in the first quarter. Broker screening and training is well underway and will be stepped up during 2004.

New initiatives

- Preliminary work for a possible listing on the Botswana Stock Exchange has been completed.
- A major drive to secure new credit life schemes has yet to reap results, but prospects are looking good for 2004 thanks to lower interest rates and the resumption of salary increments for civil servants.
- The planned installation of automated workflow distribution (to monitor and facilitate the management of the client service office) will be implemented in 2004.
- The client service office is to be restructured and relocated to the central business district of Gaborone in the second quarter of 2004. Additional resources will then be allocated to it.
- More administrative functions are being localised.

Metropolitan Lesotho

We formalised our presence in the country in 2003 by establishing a new company that was incorporated in the Kingdom of Lesotho on 1 January. Tsoane Mphahlele was appointed managing director, tasked with laying the foundations for the transfer of all existing Lesotho business and accelerating growth. The comments below are in respect of the combined Lesotho operations.

Financial performance

Gross recurring premium income	M180 million
Individual life	M155 million
Employee benefits	M25 million
Single premium income	M46 million

- Cost containment was a major challenge for us in view of the additional costs incurred through our legal incorporation into the Kingdom of Lesotho, resulting in an increase of 19% over the previous year's expenditure.
- Several of our risk products were re-rated with effect from 1 December 2003 to counter the impact of deteriorating mortality experience.

Operational performance

- We entrenched our position as the leading life insurance company in Lesotho, growing our market share to over 80%.
- We aim to complete the transfer of all South African based business – both the policies and the assets backing them – to Lesotho by the end of 2004.
- Weekly production figures for group scheme business are regularly hitting new highs in excess of M40 000 in monthly premium income.
- As far as individual business is concerned, we are continuing to focus on stop order new business as it is least likely to lapse. Our penetration of markets where stop order facilities are available (the public sector and large corporates) increased by 6%, and our conservation rate was 76% for ordinary individual life business. We are aiming for conservation rates of 80% - 85% in 2004.
- We have extended our market reach to include customers in income brackets slightly higher than was the norm previously, and are making steady inroads into these new segments.
- We have also launched a major drive into the employee benefits market, which we believe offers a wealth of untapped growth potential.
- At 4%, our sales staff turnover is very low. We will be increasing our sales staff complement by 12% in 2004.
- We are reviewing opportunities to find ways of investing more of our funds locally. The growing sophistication of markets and consumers in Lesotho augurs well for the future of the country's financial services companies.

Health business

Operational momentum maintained

In 2003 we continued to adapt to ongoing changes in the healthcare industry, the majority of which are being driven by government policy, diminishing revenue and escalating costs. More demanding service and corporate governance requirements are also playing a part.

Government policy

Regulatory

- We comply in full with the legislative changes introduced by government to regulate the industry, eg the prescribed minimum benefits regulation that came into effect on 1 January 2004.
- We have established good relationships with the relevant regulatory bodies and are working hard at maintaining these.

Single state medical scheme

- We aim to become one of the administrators – there may be 4 or 5 – of the single state medical scheme that the government is planning to launch, possibly in 2006. This would boost our administration fee income significantly.
- We have appointed a special project team to ensure that we are doing everything possible to ensure that we are amongst those selected.

Social health insurance

- We have launched a low-cost medical aid product as a transitional measure ahead of the government's plan to institute a form of social health insurance in South Africa through a risk equalisation fund and a revised taxation system. Known as Green Card, its affordability removes certain of the barriers preventing some of the employed and all of the unemployed from accessing private healthcare. The product has been compiled in partnership with key industry players, such as Afrox Healthcare.
- We are playing a leading role in the public private partnerships being established to achieve the government's objective of better utilisation of the public sector infrastructure.

Diminishing revenue and escalating costs

- We have launched the following alternative revenue-generating initiatives to bolster our core revenue source, being scheme administration business:
  - franchising
  - *the provision of managed healthcare and* other related products through Qualsa, a business we purchased in January 2002
  - the provision of add-on services such as a rapid payment facility, known as FAST.
- In 2003, 22% of our revenue came from these non-administration sources, and we have budgeted for an increase to 30% in 2004.

executive committee


Blum Khan


Estelle Burger


Nick Rudston


David Watts

Health business performance overview

	2003 Rm	2002 Rm	% change
Contributions under management	**3 648**	3 608	1.1
Income	**266**	267	(0.4)
Administration fees received, excl franchise fees	**254**	252	0.8
Franchise fees	**6**	5	20.0
Investment income	**6**	10	(40.0)
Operating profit net of tax	**20**	22	(9.1)

- We have implemented comprehensive control measures in order to maintain our status as a low-cost administrator. Currently our administration costs equate to approximately 7% of premiums across all schemes, well below the industry average of some 10%. This means that our revenue would not be under threat should the industry regulator introduce capping in respect of administration fees.
- Thanks to effective cost control, we have been able to avoid the intense downward pressure on administration fees currently being experienced by many of our competitors.
- Our clients are also making increasing use of Qualsa's comprehensive range of holistic managed care products and services, which enhances overall cost containment.

Service and corporate governance requirements

- In the current healthcare environment, service is as important a differentiator as price, and therefore key to client retention. We pride ourselves on complying in full with the service level agreements that we negotiate with each of our clients, achieving a 100% success rate in 2003. Our service levels are widely recognised as the best practice benchmarks for the rest of the industry.
- The maintenance of high corporate governance standards is assuming ever-greater significance. Our position as an industry leader in this regard was confirmed for the second year in succession by a favourable SAS70 service auditor review of our computer controls. This external endorsement of the continued soundness of our internal control environment is of great value to us when tendering for new business, particularly as we are the only administrator in the country to have earned it.
- In a working environment where empowerment and employment equity are high on the list of priorities, we were the first company in the South African life insurance sector to achieve Investors in People accreditation in recognition of our commitment to the ongoing development of our employees. This stands us in good stead when it comes to recruiting and retaining top calibre staff.
- Qualsa recently received several Professional Management Review (PMR) awards for service excellence.

Financial slowdown

Several factors that put a damper on our financial results for 2003 have since been rectified.

- Revenue was 5% below budget due to
  - falling membership of OpenPlan
  - delays in our attempts to secure new business.

  Both situations were largely the result of persistent negative perceptions arising from problems that had long since been successfully resolved. We are confident that all such issues have finally been laid to rest, and look forward to securing more new contracts in 2004, a trend that began in late 2003.
  - Towards the end of last year, our administration, franchise and managed care business units secured, at the expense of our largest competitor, substantial new business contracts for 2004. These include the administration of Omnihealth Medical Aid (25 000 principal members), the provision of franchise services to Sigma, which administers ProSano (42 000 principal members), and the provision of managed care services to ProSano. The number of members on the MHG platform has increased by 26% as a result of these new business contracts, with a corresponding increase in fee income.
  - OpenPlan's solvency ratio is now in excess of 30% (well over the regulatory requirement of 25% by the end of 2004). As a result, it is well positioned to offer attractive products to the market.
- Despite lower revenue, costs were in line with budget as a result of the substantial fixed expenditure component.
  - The upside to this is that unit costs in respect of the new contracts will be lower, resulting in higher profit margin percentages.

- MHG Kenya, the pilot for our East African operations, did not secure new business as quickly as we had expected.
  - However, there were 24 000 members under administration by October 2003, and the company should reach break-even in 2004.
- Substantial costs were incurred in respect of development projects (not capitalised) where revenue will only be recouped in future years.
  - Significant new developments such as FAST (a rapid payment system) and the Pharmacy Benefit Management programme are forecast to break even in 2004.



QUALITY OF MHG'S CLIENT BASE
as at 31 December 2003
Lives administered
900000
800000
700000
600000
500000
400000
300000
200000
100000
0
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Solvency ratio
Open schemes
Restricted schemes
Franchise schemes
All clients
Lives administered
Regulated solvency level
Average industry solvency level
Average scheme solvency level

Looking ahead to 2004

Strategic initiative

- A corporate structure that incorporates black economic empowerment is appropriate in the context of our marketing strategy. Discussions are taking place with a number of parties in this regard.



Under the leadership of Ronell Boshoff, appointed chief executive of MHG Kenya in June 2003, the number of members under administration by the fledgling operation increased from 600 to 24 000 at the end of the year

- Each of these parties will bring specific industry experience to the table in addition to their BEE credentials.

Growth strategy

- Target full administration opportunities, in particular large schemes that are currently exposed to poor administration.
- Target franchise opportunities, in particular where current administrators and self-administered schemes do not have sound administration systems.
- Identify and partner with parties that will help us to achieve greater penetration of the retail market.
- Pursue further offshore opportunities.
  - Grow Qualsa into a substantial contributor to earnings both organically and through strategic alliances.

Operational strategy

- Identify new ways of using internet technology that will allow stakeholders to decide for themselves how best to interact with us, and provide the necessary tools for them to do so.
- Provide incentives to service providers to submit all claims electronically.
- Enhance levels of automation.

Beyond 2004

- We are striving to ensure that we are technically, structurally and financially well positioned to secure a significant portion of the administration of the single state medical scheme whenever it comes to fruition.
- International expansion (in particular in East Africa, the United Kingdom and Australia) will continue to be explored, mainly because of market size limitations in South Africa and the knowledge that our product offering is considered to be viable overseas.
- Technological innovations will continue to be rolled out in the long term so as to increase efficiency, improve profitability and facilitate effective interaction with stakeholders.

		9	10
		431	390
	540	3	4
457	6	841	582
[illegible]	805	229	208
[illegible]	248	216	190
[illegible]	[illegible]	31	44
[illegible]		(13)	(26)
[illegible]	[illegible]	3	3
		[illegible]	492

[illegible]	[illegible]	139	162
[illegible]	2 368	197	559
(40)	287	325	(17)
2 384	230	1 415	
542	89	(54)	
141	247		2 890
199	1 252	4 466	
339	(37)		
1 423	4 500		
(60)			
4 921			

		2 890
[illegible]	4 458	210
[illegible]	228	1 202
[illegible]		163
[illegible] Namibia	180	35
[illegible] Botswana	45	
	4 921	4 500

contents

Sustainability report

Social sustainability

A business operates within specific social contexts, of which the various communities with which it interacts in the external and internal environment are the most significant.

Its sustainability is determined as much by its assumption of social responsibility as by its economic performance.

For this reason, a report of this nature is invaluable for shareholders wanting to find out how effectively we are addressing non-financial issues so as to secure our financial future, and in so doing help to secure theirs.

However, as good corporate citizens, we hold ourselves accountable to all stakeholders, not just our shareholders. Consequently, our aim is to establish and maintain relationships that promote social wellbeing in tandem with business prosperity.

Financial reporting is a legal obligation with which all businesses have to comply; social sustainability reporting is for the most part still a matter of choice. The recommendations of the King 11 report on corporate governance have, however, highlighted an urgent need for information of this nature to enable existing and prospective shareholders to assess the continued viability of a business from perspectives as important as, although very different from, the purely financial.

This is the second time that we have included a social sustainability section in our annual report because we believe it to be an integral part of an open relationship with our shareholders.

In view of our conviction that the financial performance of any business is underpinned by its performance as a corporate citizen, we welcome the opportunity to share information about our commitment to stakeholders in the social arena. Over and above shareholders and prospective investors, these include customers, staff, suppliers and selected communities as well as government, industry regulators and other representative bodies.

We recognise that the **role of business in promoting social sustainability, and the impact of social sustainability on business, are** equally far-reaching. In a rapidly transforming country like South Africa, a business that wants to survive, and ultimately to thrive, has to mobilise resources, both human and financial, to improve social conditions.

External environment

Socio-economic upliftment

By providing our customers with products and services that enhance their financial security, and that of their families, we help to make the communities within which we operate more stable, and more prosperous, to the advantage of all concerned.

For the same reason, one of our prime investment vehicles redirects a portion of the premium income that we receive from customers back into community development through FutureBuilder, a socially responsible investment vehicle.

In addition, we actively support small, medium and micro enterprises in a variety of ways: through transactional funding and capacity building as well as through our procurement policies.

Our corporate social investment division focuses on partnering community organisations in their drive toward sustainable self-development. It is an approach that frowns upon handouts and advocates instead long-term involvement through trust-based relationships. Education and training, job creation, and health and welfare are key areas. In the latter, an emphasis on HIV/AIDS predominates.

We have been amongst the South African businesses leading the fight against the pandemic from the outset. Our role in analysing its social and economic impact on the community at large, and on business in general, and the financial services sector in particular, is acclaimed both here and overseas, with our research having set international standards. We have played and continue to play a key role in advocacy efforts at a national level, and are also pacesetters in the development of financial products and services that help corporate clients counter the ravages of HIV/AIDS on their companies.

Strategic focus and brand building

Having analysed the financial services market and selected those segments where we know our expertise and experience give us a strong competitive advantage, we are focusing on these to the exclusion of all others. We are capitalising on our strengths by tailoring our products and distribution channels to meet the specific needs of consumers in these segments. And we are building our brand around a value proposition of particular relevance to them: we are a people driven business and you can therefore trust us to deliver top-class performance on your behalf.

Internal environment

Risk management

Good corporate governance, at policy and procedural level, is embedded in our day-to-day business operations and further entrenched through the consistent application of our corporate code of ethics. An internal risk management committee is responsible for monitoring the environmental scanning mechanisms as well as the wide-ranging internal controls put in place by our risk management division. Our board, comprising a majority of non-executive and independent directors, oversees the application of stringent risk management practices across the group through a sub-committee set up specifically for that purpose. The chances of our incurring financial loss as a result of external or internal threats, such as fraud committed by service suppliers or our own staff, are therefore considerably reduced. Close monitoring of our legal and regulatory compliance means that our potential exposure to litigation and/or reputational damage is limited.

Empowerment

In addition to employment equity, personal and professional staff development enjoys high priority throughout the group, especially the transfer of knowledge and skills. Learning – practical as well as theoretical - at all levels from junior assistant to senior executive builds the intellectual capital essential for keeping up with the latest trends and retaining our place amongst the innovators in the industry. This wealth of developmental opportunities facilitates the recruitment and retention of top calibre staff, which also enhances the sustainability of our business.

A comprehensive range of HIV/AIDS awareness and prevention programmes, as well as interventions focusing on the identification and treatment of infected employees, are in place to enable staff to regain and/or retain control of their wellbeing, while at the same time helping to maintain productivity and profitability. For the same reasons, members of staff affected by the disease are also given assistance.

Occupational health and safety precautions, including security measures, are regularly reviewed to protect our assets, both people and possessions.

Conclusion

Our future success is dependent on how well we continue to balance the demands of business and social sustainability.

1 GLORIA TOMATOE SEROBE

44, B Com, MBA

Group chairman of Metropolitan Holdings Limited and chairman of Metropolitan Life Ltd, Gloria Serobe is currently chief executive of Wipcapital, a wholly owned subsidiary of women's empowerment group Women Investment Portfolio Holdings (Wiphold), of which she is a founder member. Her professional experience includes various executive positions at Transnet, Exxon Corporation USA, Munich Reinsurance Company of South Africa, the Premier Group and Standard Corporate and Merchant Bank. Mrs Serobe also chairs the Export Credit Insurance Corporation and the audit committee of the department of trade & industry and holds non-executive directorships of Alliance Capital Southern Africa Fund, New Africa Investments Limited, JSE Securities Exchange South Africa, UCT Graduate School of Business and Wiphold. *2001

2 PETER DOYLE

48, B Bus Sc, FFA, CFP

As group chief executive, Peter Doyle also serves on the board of Metropolitan Life Ltd and various other subsidiary companies. *1997

3 ABEL SITHOLE

41, BA, MBA, CFP

Executive director of Metropolitan Holdings Limited, chief executive of Metropolitan Employee Benefits and joint managing director of Metropolitan Life Ltd, Abel Sithole was formerly chief executive and principal officer of the Eskom Pension and Provident Fund. Prior to that he held a senior executive position at Southern Life. *2001

4 PRESTON SPECKMANN

47, B Compt (Hons), CA

Prior to joining Metropolitan Holdings Limited, group finance director Preston Speckmann was with Old Mutual, where he was responsible for the accounting aspects of their demutualisation and listing. Previously he was an audit partner at Coopers & Lybrand and held directorships in the Pepkor Group and Seagram SA. He serves on the boards of Metropolitan Life Ltd, Metropolitan Health and Metropolitan Health Holdings. *1999

5 NTUTHUKOYEZWE BUTHELEZI

49, BA

Ntuthukoyezwe Buthelezi is the business development director of Compass Group Southern Africa (Pty) Limited. He also serves on the boards of St Johns and Maths Centre for Professional Training. He is a Member of Council of St Peter's School, deputy chairman of Business Against Crime Gauteng, chairman of Khumbula Zulu Craft, trustee of the Pambi Trust (Pamodzi), president of the National Association of Catering Employers and a steering committee member of the South African Tourism Institute. *1996

6 IRENE CHARNLEY

43 CPIR, MAP

Irene Charnley is currently commercial director of Johnnic Holdings Ltd, executive director of M-Cell Limited and chairman of Orbicom (Pty) Ltd. Other directorships include M-Net, Mobile Telephone Networks Holdings (Pty) Ltd and Airborn (Pty) Ltd. *2001

7 PROF WILLIE ESTERHUYSE

67, DPhil in Philosophy

Willie Esterhuyse is a part-time professor in business ethics at the Graduate School of Business, University of Stellenbosch and part-time lecturer on executive management programmes at the Graduate School of Business, UCT. He also serves on the boards of Murray & Roberts, Medi-Clinic, Plexus Asset Management and Barinor Holdings Ltd. *1991

8 DR IAN GOLDIN

48, B Sc, BA (Hons), M Sc, D Phil

Ian Goldin is director of policy at the World Bank in Washington DC. He has been an advisor to the South African government as well as advising on development policy to President Clinton's Council of Economic Advisors. He has also served in an advisory capacity on development finance and macro-economic development issues in countries such as Argentina, Australia, Brazil, China, Poland and Tanzania. *2001 Resigned 18/08/03

9 PETER LAMPRECHT

61, B Sc, FIA, FASSA

Peter Lamprecht was formerly chief executive of life insurance companies and chairman of an actuarial consultancy. He also serves on the board of Metropolitan Life Ltd. *2002




8

9

10

11

12

13

10 SYD MULLER

55, B Com(Hons), CA(SA), MBA, AMP (Harvard)

Syd Muller was formerly the chairman of Woolworths Holdings and a director of other companies in the Wooltru group. He is also active on the boards of a number of private companies. *1994

11 JOHN NEWBURY

59

John Newbury serves on the boards of various companies, including Santam Limited, Dunlop Africa Limited and VenFin Limited. He is also active on the boards of various private companies. *1993

12 MOSS NGOASHENG

45, BA, B Soc Sc, M Phil

As a co-founder of Safika Holdings, Moss Ngoasheng assumed the executive chairmanship of the investment group in July 2000. Prior to that he was economic advisor to President/Deputy President Thabo Mbeki (1995-2000). From 1990 to 1994 he was economic policy consultant to the ANC during which time he helped to set up the party's economic development unit. Ngoasheng has held several academic posts involving both research and lecturing and has consulted widely on economic and business strategy to both the public and private sector. *2001
Resigned 25/06/03

13 MARIUS SMITH

63, B Com, FFA

Managing director of Metropolitan Life Ltd from January 1991 to April 1998, Marius Smith chairs the audit and actuarial committee and also serves on the boards of Metropolitan Namibia, Sasfin Holdings and Sasfin Bank. *1988

14 DR FRANKLIN SONN

64, BA (Hons), STD, FIAC

Former ambassador to the United States, Franklin Sonn is the recipient of several honorary doctorates and has held many distinguished positions. He was rector of the Peninsula Technikon from 1978 to 1994. Although he terminated all his directorships when he became ambassador in 1995, he is once again serving on the boards of many companies, including Absa Bank and SAPPI. He is vice-president of the Afrikaanse Handelsinstituut and a member of the Nelson Mandela Foundation & Children's Fund and the School of Tourism, Hospitality & Sport. He is currently the executive chairman of Africa Group Corporation, an employee benefits and financial services company. *1999

15 JOHAN VAN REENEN

48, B Sc (Hons), MBA

Currently executive director of Cape Star Holdings, Johan has a wealth of expertise and experience in investment banking and asset management, both locally and internationally, gained while he was executive director of Genbel Securities Limited from 1996 to 2001, and managing director of Gensec Asset Management from 1998 to 2000. He is chairman of Metropolitan Asset Management and serves on the investment and risk committees. *2001

16 SANDILE ZUNGU

36, B Sc, MBA

Previously executive director : group strategy and empowerment of New Africa Investments Ltd, Mr Zungu currently serves on the boards of DENEL (Pty) Ltd, SARHWU Investment Holdings Ltd, Clover Holdings Ltd, Trade and Investment KwaZulu Natal and UCT GSB Advisory Board. *2001

* Appointed to board


14

15

16

board sub-committees

Audit & actuarial committee



Marius Smith (chairman)
Peter Lamprecht
Syd Muller
John Newbury
Gloria Tomatoe Serobe
Peter Doyle*
Abel Sithole*
Preston Speckmann*

Remuneration committee



John Newbury (chairman)
Peter Doyle
Willie Esterhuyse
Moss Ngoasheng (resigned 25/6/03)
Johan van Reenen

HR and empowerment committee



Irene Charnley (chairman)
Peter Doyle
Abel Sithole
Ntuthukoyezwe Buthelezi
Willie Esterhuyse
Franklin Sonn
Sandile Zungu

Investment committee



Gloria Tomatoe Serobe (chairman)
Peter Doyle
Abel Sithole
Preston Speckmann
Ian Goldin (resigned 18/08/03)
Syd Muller
Marius Smith
Johan van Reenen

Risk committee



Peter Lamprecht (chairman)
Peter Doyle
Preston Speckmann
Marius Smith
Franklin Sonn
Johan van Reenen

Nominations committee



John Newbury (chairman)
Peter Doyle
Irene Charnley
Willie Esterhuyse
Gloria Tomatoe Serobe

** Not a member - attends meetings*

Corporate governance

Metropolitan views its approach to corporate governance as one of the key business drivers, and hence strengths. The primary motivation is to ensure that the group's business is conducted with the utmost integrity, which it demands from its management, employees, suppliers and any other stakeholders. As a significant player in the financial services arena in South Africa, it is also important that the group continues to contribute towards trust and confidence in the capital markets through open and honest communication.

Various initiatives were undertaken during the past year as part of the process of strengthening corporate governance within the group. These included the finalisation of an extensive, in-depth corporate governance review. The group was found to be compliant with most of the recommendations in King II and, in response to the findings of the review, embarked on the following during the past year:

- ▲ implementing a board charter
- ▲ establishing a risk committee
- ▲ establishing a nominations committee
- ▲ reviewing its relationships with selected service providers and consultants to enhance independence and objectivity
- ▲ conducting an independent board self-assessment review for the first time.

The board will continue to emphasise corporate governance as a strategic driver. It will also continue to monitor developments in the corporate governance arena, locally and internationally, with a view to reviewing and adapting corporate governance structures and practices where appropriate.

Board of directors

Role and function of the board of directors

The Metropolitan Holdings Limited board is responsible to shareholders and other stakeholders and is ultimately accountable for the performance and affairs of the company.

In addition to defining the group's objectives, the board monitors the following:

- ▲ the progress of strategic direction and policy
- ▲ operational performance
- ▲ material business acquisitions and disposals
- ▲ the approval of major capital expenditure
- ▲ consideration of significant financial and non-financial matters
- ▲ risk management
- ▲ compliance
- ▲ succession planning
- ▲ the executive management's activities
- ▲ any other matters that have a material impact on the group's affairs

Led by an independent, non-executive chairman, the board includes three executive and eleven independent, non-executive directors. All the directors are appointed for their integrity and experience, and for the special skills they can contribute. The board meets at least five times a year under the chairmanship of Gloria Tomatoe Serobe. The group's overall daily operations are managed and overseen by Peter Doyle, the group chief executive. The heads of group businesses are invited to attend board meetings when necessary and when matters material to the group that involve their businesses are discussed.

Independence of the board of directors

The day-to-day running of the group is the responsibility of the group chief executive who is assisted by two executive directors and an executive management team. By adhering to the following key principles, the board's independence from the daily executive management team is ensured:

- ▲ the roles of chairman and chief executive are kept separate
- ▲ eleven directors are non-executive and independent
- ▲ the group audit and actuarial committee consists of independent, non-executive directors, including two actuaries
- ▲ the majority of the directors on the board's risk, nominations, remuneration, investment, and human resources & empowerment committees are independent and non-executive
- ▲ non-executive directors do not hold service contracts with the group and their remuneration is not tied to the group's financial performance

- all directors have access to the advice and services of the company secretary and are entitled, at the group's expense and with the prior agreement of the group chairman, to seek independent professional advice on the affairs of the group
- possible conflicts of interest are regularly declared.

Induction of new directors

An orientation programme for new directors is in place to ensure they are adequately briefed and have the required knowledge of the company's structure, operations and policies to enable them to fulfil their company duties and responsibilities. New directors are also provided with details of all applicable legislation, a copy of the company's articles and memorandum, copies of recent board minutes and a booklet setting out their duties and responsibilities as directors.

Appointment and re-election of directors

All non-executive directors of Metropolitan Holdings Limited are subject to retirement by rotation and re-election by shareholders at least once every three years in accordance with the company's articles of association.

The appointment of new directors is put forward by the nominations committee and approved directly by the board, subject to shareholder confirmation at the following annual general meeting.

Board sub-committees

A number of sub-committees assist the board, meeting independently and then reporting back through their chairpersons. Membership details of committees are provided on p 52. Each committee has a formal charter, which clearly sets out its roles and responsibilities.

Audit and actuarial committee

This committee is chaired by an independent, non-executive director, Marius Smith. In addition to the chairman, the committee includes four independent, non-executive directors. Committee meetings are attended by the three executive directors, the head of the group's risk management division, the group actuary, the external auditors and other senior executives.

Principal objectives

In addition to overseeing the financial reporting process, the group audit and actuarial committee's principal objectives include:

- acting as an effective communication channel between the respective boards and the external auditors and risk management
- satisfying the board that adequate internal, financial and operating controls are addressed and monitored by management and that material corporate risks have been identified and are being contained and monitored
- providing the respective boards with an assessment of the effectiveness of the external auditors and the internal audit function
- monitoring the application of the policy that governs the provision of non-audit services by the group's external auditors
- reviewing the extent and nature of all non-audit services provided

The members of the group audit and actuarial committee review the audit plans, budgets and scope of the external and risk management functions. The external auditors, the statutory actuary, group secretary and the head of group risk management have unrestricted access to the chairman of the group audit and actuarial committee at all times.

The committee meets with management, the external auditors and the risk management division at least four times a year.

Actuaries assist the board in actuarial matters and conduct the actuarial valuations of assets and liabilities of the life companies in the group. The actuaries are subject to the professional disciplines of the Actuarial Society of South Africa. The statutory actuaries, who are responsible for all regulatory reporting to the Financial Services Board, are responsible for the interests of policyholders.

The audit and actuarial committee has reviewed the statements of internal control in this annual report and has considered the assumptions used to ascertain that Metropolitan Holdings Limited will continue as a going concern for the year ahead, and has recommended that the board approve disclosure thereof in these annual financial statements.

Internal, financial and operating controls

The board acknowledges its responsibility for ensuring that the group implements and monitors the effectiveness of systems of internal, financial and operating controls. These systems are designed to guard against material misstatement and loss.

The internal, financial and operating controls maintained by the group are designed to provide reasonable assurance regarding:

- the safeguarding of assets against unauthorised use or misappropriation
- compliance with applicable laws and regulations
- the maintenance of proper accounting records and the adequacy and reliability of financial information.

The identification of risks and the detailed design, implementation and monitoring of adequate systems of internal, financial and operating controls to manage such risks are delegated to senior executive management by the board. The external audit and risk management functions help to provide the board and senior executive management with monitoring mechanisms to carry out this task.

These matters are regularly reviewed by the group audit and actuarial committee on behalf of the respective boards.

However, even effective, well-designed systems of internal, financial and operating controls have inherent limitations, including the possibility of circumventing or overriding such controls. Such systems can therefore not be expected to provide absolute assurance. Effective systems of internal, financial and operating controls, therefore, aim to provide reasonable assurance as to the reliability of financial information and, in particular, of the financial statements.

In addition, changes in the business and operating environment could have an impact on the effectiveness of such controls. Changes of this nature are therefore continually reviewed and reassessed.

To the board's knowledge, no issue that would constitute a material breakdown in the functioning of these controls occurred during the year under review up to and including the date on which the annual financial statements were approved.

Business continuity and technology recovery

A comprehensively documented process is in place to allow the critical business processes to continue their operations in the event of a large-scale incident disrupting business activities. Extensive testing of the business recovery programme has been undertaken and will continue on a cyclical basis.

Compliance

The primary role of the group compliance function is to minimise regulatory risk by assisting management in complying with statutory, regulatory and supervisory requirements. The group compliance function, together with the compliance functions of the different businesses, facilitates the management of compliance through analysis of statutory and regulatory requirements.

Internal audit

The internal audit functions of the group are located within the group risk management function. The group's internal auditors perform independent reviews of the group's operational activities. Group internal audit services is charged with examining and evaluating the effectiveness of the group's operational activities, the related business risks and the systems of internal, financial and operating controls. Major weaknesses are brought to the attention of the group audit and actuarial committee, the external auditors and members of the senior executive management for their consideration and remedial action. The head of group risk management has direct access to the chairman of the group audit and actuarial committee.

External audit

PricewaterhouseCoopers Inc. and Ernst & Young are the group's appointed joint external auditors. Deloitte & Touche Actuarial and Investment Solutions reviews the group's statement of embedded value. At present the group is going through a process of rationalising the independent audit


Preston Speckmann *


Peter Doyle


Nikki Franklin **


Philip Morrall ***

Chairman *
Appointed November 2003 **
Resigned November 2003 ***

group risk management committee

function. It is anticipated that this will be in place for the 2004 financial year.

The board has approved a policy governing the provision of non-audit services by the group's external auditors. The policy limits the combined fees for non-audit services in any year to 50% of the external audit fee. Any further work to be undertaken requires the committee's approval.

Risk committee

This newly constituted committee consists of four independent, non-executive and two executive directors under the chairmanship of Peter Lamprecht. The first meeting was held in February 2004.

Principal objectives

The risk committee's principal objectives include:

- reviewing the group's risk philosophy, strategy and policies recommended by the executive management
- reviewing compliance with risk policies and with the overall risk profile of the group
- reviewing and assessing the integrity of the process and procedures for identifying, assessing, recording and monitoring risk
- reviewing the adequacy and effectiveness of the group's risk management function and its implementation by management
- ensuring that material corporate risks have been identified, assessed and receive attention
- providing the boards with an assessment of the effectiveness of the compliance function
- certain defined risks which are monitored by the other committees of the board are excluded from the activities of the risk committee.

Responsibility for risk management

The board acknowledges its responsibility for establishing appropriate risk and control policies and ensuring that adequate risk management processes are in place.

In addition to the abovementioned board risk committee, a group risk management committee on a management level is chaired by the group finance director. The members comprise executive directors, selected senior executives and the head of the group risk management division. It is tasked with integrating and monitoring the management of risk in respect of the day-to-day activities of the group. The objectives of the group's risk management division include facilitating the risk management and reporting processes on a corporate and business unit level. As risk management continues to evolve both locally and globally, the group's processes and structures are constantly being reviewed.


Sedick Steenkamp


Justin van den Hove


Wilhelm van Zyl


Jan Weers

Investment committee

This committee is chaired by an independent, non-executive director, Gloria Tomatoe Serobe. The group's asset portfolios, each with its own unique mandate managed by Metropolitan Asset Managers, follow an investment strategy approved by this committee. The committee regularly reviews the group's investment performance, as well as compliance with investment mandates. It comprises the board chairman, the three executive directors and three independent, non-executive directors. Committee meetings are attended by members of senior management. The group and statutory actuaries are integral to the process to ensure appropriate asset matching for policyholder liabilities and shareholder investments.

Human resources and empowerment committee

Chaired by independent, non-executive director Irene Charnley, this committee includes two executive and four independent, non-executive directors. Committee meetings are also attended by members of senior management. This committee (which meets at least three times a year) is responsible for managing and maintaining the group's human capital, employment equity and transformation initiatives. The committee is also tasked with ensuring that succession planning is appropriately and adequately dealt with within the group.

Remuneration committee

Meeting four times a year, this committee sets remuneration policy for all staff members. It comprises an independent, non-executive director as chairman, John Newbury, one executive and two non-executive directors. Meetings are also attended by members of senior management.

Guidelines, balanced scorecards, and key performance indicators (KPIs) have been set to assist the directors and members of the sub-committees with the evaluation of the performance of individuals.

Principal objectives

The remuneration committee also deals with all aspects of the remuneration of directors and senior executive management, including share incentives.

The committee's principal objectives are to:

- ensure that executive directors and members of senior executive management are appropriately and fairly remunerated and incentivised for their contribution to the group's financial and operating performance in accordance with the group's remuneration philosophy
- ensure that market-competitive reward strategies and programmes are in place to facilitate the recruitment, motivation and retention of high-performance staff at all levels in order to realise corporate objectives and safeguard shareholder interests
- determine short- and long-term pay structures for executive directors and members of senior executive management
- assess and authorise specific reward proposals for executive directors and members of senior executive management, including approving all grants of share incentives and bonus payments
- set remuneration levels for non-executive directors for submission to the board and approval by shareholders
- ensure compliance with applicable laws and codes.

Remuneration philosophy

The group's philosophy is to appropriately reward performance that results in the attainment of business strategies and goals. Remuneration packages are structured at levels that will attract, incentivise and retain top-calibre senior executives. In accordance with this philosophy, the package for executive directors and senior executives includes a fixed salary and benefit component, as well as a variable performance-linked bonus payment and an allocation of share incentives. The performance-related elements are linked to the achievement of strategic objectives in terms of a balanced scorecard that aims to align individual and organisational goals.

Fixed salary

The fixed element of remuneration is set at relevant market related levels, taking individual performance and responsibilities into account.

Performance bonuses

The executive directors' performance bonus scheme is based on the achievements of short-term performance targets, which are linked to an overall balanced scorecard and are individually relevant to each executive director. The targets relate to the group's financial performance and growth in embedded value, the achievement of strategic objectives and pre-agreed personal targets. Measures and targets are set and reviewed annually by the group remuneration committee to ensure that they are appropriate for judging the performance of both the company and individuals.

Share schemes

Executive directors also participate in the group's share schemes. This is intended to promote the alignment of the group's interests with those of shareholders and provide a longer-term incentive as part of the remuneration structure.

Pension and medical aid

Pension and medical aid benefits are provided to executive directors on the same basis as they are provided to other employees.

Annual performance reviews

Packages, including performance bonuses and share allocations, are reviewed annually by the remuneration committee, with due regard to individual performance and market rates.

Executive directors are not present when their packages are discussed. The chairman appraises the performance of the group chief executive at least annually and the board performs a self-assessment. The appraisal focuses on the implementation of policies and strategies adopted by the board, operational performance and leadership. Appraisal results are reviewed and discussed by the remuneration committee and are used to determine the group chief executive's remuneration.

Fees for non-executive directors

Non-executive directors receive a fee for their contribution to the respective boards and board committees of which they are members. Fee structures are recommended to the board by the chairman of the remuneration committee based on research on trends and levels of directors' remuneration.

Disclosure of directors' remuneration

Individual disclosure of the remuneration of executive and non-executive directors is given on p 62 of this report.

Nominations committee

Chaired by independent, non-executive director John Newbury, the nominations committee is responsible for identifying fit and proper candidates who could be appointed to the board and evaluating them against the specific disciplines and areas of expertise required on the board. The interests of different stakeholders are also considered. Proposals are presented to the board for a final decision.

Share dealing

The group has implemented a code relating to share dealing by directors and other senior personnel who, by virtue of the key positions they hold, have comprehensive knowledge of the group's affairs. The code imposes closed periods in order to prohibit dealing in Metropolitan Holdings Limited securities before the announcement of interim and year-end financial results or in any other period that is considered to be price-sensitive, having regard to the requirements of the JSE Securities Exchange South Africa in respect of the dealings of directors. The company secretary undertakes the administration required to ensure compliance with this code under the direction of the group finance director.

The code goes further by restricting dealings of directors and other senior personnel in any security that may be affected by a transaction or proposed transaction(s).

Financial reporting

The group's annual financial statements are prepared according to generally accepted accounting practice and are supported by reasonable judgements and estimates. The directors are responsible for the statements of the group and the company, and are satisfied that they fairly present the financial position of the group and the company as at 31 December 2003. The external auditors are responsible for independently reviewing the financial statements (see report on p101). The embedded value statement is also subject to an independent actuarial review.

Shareholder communication

Metropolitan maintains highly rated standards of shareholder communication. See p69 for a detailed report.

Directorate

The following persons acted as directors of the company during 2003. The appointments of these directors were confirmed at the shareholders' annual general meeting.

Independent non-executive chairman

Gloria Tomatoe Serobe

Group chief executive

Peter Doyle

Executive directors

Abel Sithole

Preston Speckmann

Independent non-executive directors

Ntuthukoyezwe Buthelezi

Irene Charnley

Willie Esterhuyse

Ian Goldin (resigned 18 August 2003)

Peter Lamprecht

Syd Muller

John Newbury

Moss Ngoasheng (resigned 25 June 2003)

Marius Smith

Franklin Sonn

Johan van Reenen

Sandile Zungu

Secretary

The company secretary's functions include the following:

- providing the directors of the company, collectively and individually, with detailed guidance on their duties, responsibilities and powers
- providing information on legislation relevant to or affecting the company
- reporting at any meetings of the shareholders of the company or of the company's directors, any failure to comply with such legislation, including listings requirements of the JSE Securities Exchange South Africa
- ensuring that minutes of all shareholders' meetings, directors' meetings and the meetings of any committees of the directors are properly recorded
- administering closed periods for dealing in listed securities of the group
- managing the induction of new directors.

Bongiwe Gobodo-Mbomvu is the secretary of Metropolitan Holdings Limited. Her business and postal addresses are Parc du Cap, Mispel Road, Bellville 7530 and PO Box 2212, Bellville 7535 respectively.

Directors' interests in contracts

During the financial year no contracts were entered into in which directors of the company had an interest and which significantly affected the business of the group. The directors had no interest in any third party or company responsible for managing any of the business activities of the group.

Directors' shareholding

The direct and indirect holdings and transactions of the directors of Metropolitan Holdings Limited at 31 December 2003 are set out below. The directors purchased these shares at the ruling market price. Only executive directors participate in the share purchase scheme. Non-executive directors have access to the company's shares through the open market.

Listed shares 2003	Direct Beneficial '000	Direct Non-beneficial '000	Indirect Beneficial '000	Indirect Non-beneficial '000	Total '000
Peter Doyle	53			778	831
Syd Muller		7			7
John Newbury	1				1
Trades in 2003	1				1
Abel Sithole	11				11
Marius Smith			105		105
Franklin Sonn	3	52			55
Total listed shares	68	59	105	778	1 010

Trades in listed shares 2003	Transaction date	Price	Number of shares	Nature of transaction	Extent of interest
John Newbury	28.05.2003	R5.53	1 000	Buy	Direct – beneficial

Listed shares 2002	Beneficial '000	Non-beneficial '000	Beneficial '000	Non-beneficial '000	Total '000
Peter Doyle	53			778	831
Balance 31 December 2001	13			778	791
Trades in 2002	40				40
Syd Muller		7			7
Abel Sithole	11				11
Trades in 2002	11				11
Marius Smith			105		105
Balance 31 December 2001			155		155
Trades in 2002			(50)		(50)
Franklin Sonn	3	52			55
Total listed shares	67	59	105	778	1 009

Trades in listed shares 2002	Transaction date	Price	Number of shares	Nature of transaction	Extent of interest
Marius Smith	17.05.2002	R7.32	25 000	Sell	Indirect – beneficial
Marius Smith	17.05.2002	R7.35	25 000	Sell	Indirect – beneficial
Abel Sithole	04.10.2002	R5.45	11 000	Buy	Direct – beneficial
Peter Doyle	21.10.2002	R5.40	40 000	Buy	Direct – beneficial

Unlisted shares – direct beneficial	Allocation date	Release date	Share price R	Number of shares	Net loan R'000
Peter Doyle	05.12.1996	05.12.2001	7.00	17 700	124
	25.11.1997	25.11.2002	10.70	43 600	466
	30.11.1998	30.11.2003	8.88	70 200	623
	23.11.1999	23.11.2004	7.78	443 300	3 444
	25.11.2000	25.11.2005	8.05	500 000	4 020
	03.06.2002	03.06.2007	6.53	270 000	1 760
	02.12.2002	02.12.2007	6.25	300 000	1 872
Balance 31.12.2003/2002				1 644 800	12 309
Abel Sithole	27.07.2001	27.07.2006	9.45	727 500	6 868
	03.06.2002	03.06.2007	6.53	200 000	1 304
	02.12.2002	02.12.2007	6.25	200 000	1 248
Balance 31.12.2003/2002				1 127 500	9 420
Preston Speckmann	31.05.1999	31.05.2004	8.51	253 800	2 157
	23.11.1999	23.11.2004	7.78	150 000	1 166
	25.11.2000	25.11.2005	8.05	120 000	965
	03.06.2002	03.06.2007	6.53	150 000	978
Balance 31.12.2003/2002				673 800	5 266

Directors' emoluments

The executive directors have standard employment contracts with the company or its subsidiaries. The remuneration committee determines the emoluments of the directors. There are no additional costs to the group. The remuneration is set out below.

	Months in office		Fees R'000		Annual package R'000		Bonus R'000		Pension fund contribution R'000		Total R'000	
	03	02	**03**	02	**03**	02	**03**	02	**03**	02	**03**	02
Gloria Serobe	**12**	12	**350**	238							**350**	238
Peter Doyle	**12**	12			**1 601**	1 355	**350**	150	**212**	165	**2 163**	1 670
Abel Sithole	**12**	12			**1 455**	1 334	**300**	200	**191**	168	**1 946**	1 702
Preston Speckmann	**12**	12			**1 016**	928	**300**	115	**142**	114	**1 458**	1 157
Ntuthukoyezwe Buthelezi	**12**	12	**160**	77							**160**	77
Irene Charnley	**12**	12	**170**	86							**170**	86
Willie Esterhuyse	**12**	12	**200**	110							**200**	110
Ian Goldin	**7**	12	**48**	77							**48**	77
Peter Lamprecht	**12**	8	**267**	61							**267**	61
Syd Muller	**12**	12	**210**	118							**210**	118
John Newbury	**12**	12	**220**	128							**220**	128
Moss Ngoasheng	**6**	12	**38**	52							**38**	52
Marius Smith	**12**	12	**348**	245							**348**	245
Franklin Sonn	**12**	12	**160**	77							**160**	77
Johan van Reenen	**12**	12	**200**	110							**200**	110
Sandile Zungu	**12**	12	**160**	77							**160**	77
			2 531	1 456	**4 072**	3 617	**950**	465	**545**	447	**8 098**	5 985

The chairman is also entitled to a company car at a benefit value of R71 420 (2002: R100 000).

	Holdings board	Audit and actuarial	Remuneration	HR and empowerment	Investment
Meetings held	**6***	**4**	**4**	**3**	**4**
Members	**Meetings attended**	**Meetings attended**	**Meetings attended**	**Meetings attended**	**Meetings attended**
Gloria Serobe	5	2	-	-	2
Peter Doyle	5	4	3	2	3
Abel Sithole	6	4	-	3	4
Preston Speckmann	6	4	-	-	3
Ntuthukoyezwe Buthelezi	4	-	-	2	-
Irene Charnley	5	-	-	3	-
Willie Esterhuyse	5	-	3	3	-
Peter Lamprecht	5	4	-	-	-
Syd Muller	5	4	-	-	4
John Newbury	5	4	4	-	-
Marius Smith	5	4	-	-	4
Franklin Sonn	3	-	-	3	-
Johan van Reenen	6	-	3	-	4
Sandile Zungu	2	-	-	1	-

* *One special meeting*

Non-financial matters

Separate reports that cover non-financial matters, including strategic sustainability, employment equity and HIV/AIDS, among others, can be found on p 74, 80 and 85 respectively. The group seeks to promote a healthy, secure and participative social and working environment with its employees, business associates and society at large.

Health and safety

The group has an established health and safety function which monitors and manages occupational health and safety in the workplace. Staff responsible for carrying out this function are duly appointed as required by the Occupational Health and Safety Act (OHASA). They execute their mandated functions, ensuring that the provisions of OHASA are complied with.

A safety reporting system is in operation. Crisis management plans for the group are also in place, with staff having received appropriate training. As part of their crisis management training, occupational health and safety representatives throughout the group have been trained in techniques such as crowd control, fire-fighting and first aid.

Health and safety awareness workshops are held regularly during the year to promote the awareness of safety in the workplace. The group also operates a wellness centre where staff can consult the required professionals on the company's premises.

Code of ethics

Introduction

Customers trust Metropolitan with their money as a financial services group of high repute and integrity. To ensure a long and mutually beneficial relationship with its stakeholders, Metropolitan conducts its business in accordance with the highest ethical standards, based on a set of principles, or code of ethics, to be observed by all employees and the board of directors.

Both the group chairman and the group CEO are committed to the highest ethical standards and these are filtered down through the organisation, supported by the corporate values that centre around people, trust and performance. The principles and corporate values remind all employees of the appropriate manner in which to conduct the group's business. While the primary purpose is to create a corporate culture where ethical behaviour is the norm, the knowledge that disciplinary action will follow if the code is breached also serves to deter transgressors.

The code of ethics serves only as a guide for making the right decisions and judgement calls. There is no substitute for personal integrity, and a code can never replace a keen sense of right and wrong.

Being part of a financial services group means that the Metropolitan businesses are entrusted with a great deal of information that is private and personal. Protection of this information is of critical concern and enjoys high priority.

The code relates to the way the Metropolitan businesses operate in order to protect the group's intangible as well as tangible assets. The corporate governance report on p52 gives additional information on the group's compliance with the recommendations of the King 11 report.

Commitment to policyholders

- ▲ To offer a high quality product and efficient service at the point of contact, at a reasonable cost. This includes the provision of sound financial advice in the best interests of the prospective policyholder, an undertaking that is reinforced by the requirements of the new Financial Advisory and Intermediary Services Act (FAIS), promulgated in 2003.

The call centre is widely used to lodge queries and complaints. Our complaints handling procedure was recently updated to accommodate the requirements of the FAIS Act as well as the recently released code on complaints resolution of the LOA. After sales service is dealt with via personal contact or correspondence.

- ▲ To adhere to the letter and the spirit of contracts with policyholders and to operate in such a manner as to safeguard the group's ability to fulfil its financial obligations and to satisfy policyholders' reasonable benefit expectations.

Commitment to sales staff and brokers

- ▲ To adhere to the letter and the spirit of contracts with sales staff and brokers.
- ▲ Contracted sales staff and brokers are in turn expected to conduct themselves in accordance with established business ethics and legal requirements.

Where this is not the case, the contract is cancelled and disciplinary or criminal action instituted.

Commitment to employees

- ▲ To provide an equitable work environment, with opportunities for growth, recognition and market-related compensation in conjunction with a special focus on diversity in the workplace.

The Employment Equity Consultative Forum monitors the group's employment equity strategies and targets. Metropolitan also subscribes to the international standards set by "Investors in People". Seven of the Metropolitan businesses were accredited during 2003. (Refer to the empowerment report on p80 for more detail.)

Commitment to shareholders

- ▲ To provide accurate and reliable information to shareholders and the public.

Over and above the statutory requirements of an annual and interim report, Metropolitan also issues quarterly updates and holds investor open days (see investor relations report on p69 for further information).

- ▲ To act at all times in the best interest of all shareholders within the legal and ethical framework.

Commitment to authorities

eg South African Revenue Services and Financial Services Board

- ▲ To provide accurate facts and figures in respect of all returns and responses to authorities.

Fair competition and practices

The group and its employees are obliged to refrain from:

- ▲ unfair competition
- ▲ knowingly misrepresenting products or services
- ▲ unlawful or unethical conduct even if it would improve the company's financial position
- ▲ granting unlawful rebates
- ▲ using any resources – both tangible and intangible – other than with proper authorisation and in the group's best interest
- ▲ discriminating or defaming the character of another person or organisation
- ▲ refusing to honour a claim without a reasonable investigation or delaying payment of a reasonable claim without an appropriate explanation.

Metropolitan's disciplinary procedures governing the employment relationship have been tested on close to 60 occasions against the mechanisms provided for by the Labour Relations Act 66 of 1995, and have in all instances been found to stand up to scrutiny.



Wiebke Lusted
Group executive: finance & HR services

Conflict of interest

- Any invitation to an employee to serve on the board of directors of another business entity must be approved by the group's board. This approval is required to provide assurance that the proposed directorship will not interfere with the performance of the employee's duties or conflict with the group's position on ethics and investments.
- Any employee or member of the board of directors who serves as a director or officer of another corporation or organisation, to which the group is considering making a loan, or in which the group is considering making an investment, will not participate in the loan or investment decision. Any transaction with such corporation or organisation will be conducted at arm's length in order to ensure fairness to the group.
- No employee or director may use his/her position for personal or family gain.

Records and accounts

The group will keep books, records and accounts, that accurately and fairly reflect the financial transactions of all the Metropolitan businesses.

Corporate payments

- The group will not directly or indirectly make any unlawful or unethical payment of money, goods or services to any government official, whether appointed or elected, or to any candidate for public office, nor will it directly or indirectly establish or maintain any fund, inside or outside South Africa, for the purpose of making any unlawful or unethical payment.
- The group may make contributions to assist in the political process (eg voter education) only after approval by the group chief executive in consultation with the chairman of the board.
- Any payment made by or on behalf of the group will be made with the intention that it be used only for the purpose described in the documents supporting the payment.
- The payment or receipt, in whatever form, of bribes, kickbacks, secret commissions and similar unlawful or unethical payments is strictly prohibited.

Legislation

The group will comment on legislative proposals and regulatory matters that might affect its interests and will use active lobbying to achieve its ends.

To this end, the group was well represented on industry forums that first shaped and then interpreted the recently enacted Financial Intelligence Centre Act (FICA) and FAIS legislation. (Refer to the empowerment report on p80 for comment on the Financial Services Charter.)

Corporate citizenship

Keeping in mind areas of national interest, such as health, education, energy conservation and environmental conditions, the group will operate its business in accordance with the highest possible standards as befits its status as a responsible corporate citizen. (See CSI report on p90 for additional information.)

Confidentiality

All information on policyholders, insurers, sales staff, brokers and employees will be treated with the strictest confidentiality, no matter what form that information takes, whether on paper or in a paperless environment.

Fraud

The group will be pro-active in countering fraud and will diligently investigate actual or attempted fraud and take appropriate action when necessary.


Audit and actuarial committee
Metropolitan Holdings board
RISCO
Group CEO
Corporate office
Metropolitan businesses
Group compliance officer
Compliance officers

Compliance

Introduction

Metropolitan recognises its accountability and responsibility to all stakeholders under the legal, regulatory and supervisory requirements applicable to its business. It accordingly intends to discharge this responsibility to high standards of integrity and fair dealing. It is committed to complying with applicable legislative, regulatory and supervisory requirements and to acting with due skill, care and diligence at all times.

In view of the recent developments in the insurance industry, the above opening statement in the group's compliance policy presents a significant challenge. The regulatory environment is changing rapidly, and the changes are making onerous demands on the various players in the industry. Recent examples of these are the introduction of new anti-money laundering legislation as well as the Financial Advisory and Intermediary Services Act. In case of the latter the stated aim of the regulator is to protect the market and consumers by creating a profession. This illustrates that, not only are more legislative demands being made on the industry, but, due to the nature of these demands, the impact thereof on the industry is significant.

How then, does Metropolitan ensure compliance?



Willem van Schalkwyk
Group compliance officer

Strategy

In the firm belief that structure follows strategy, the board agreed to a mission for the compliance function which proclaims that:

The compliance function will, pro-actively and constructively, assist line management to run an efficient and profitable business without violating statutory, regulatory and supervisory requirements.

This set the scene for the internal compliance approach. It made the following significant assertions:

- Compliance is there to **assist** line management. Hence the primary responsibility for compliance rests with management. It enhances management's willingness to adapt business processes to comply, which leads to compliance being integrated into the business processes rather than trying to ensure it through inspections and audits later.
- It positions compliance as a function to be more **proactive**. It makes the compliance officer more available to "scan the horizon" and prepare the business for demands that may be made on it by future requirements whilst leaving him/her with enough exposure to the business to comment on such legislation and influence it whilst in the early stages of development.
- It limits the compliance function's responsibility to requirements being made by the **legislators and supervisors** of the industry, thus eliminating the responsibility to ensure compliance with internal rules and policies. With compliance as a discipline not being as well established in the insurance industry as it is in the banking industry, giving it a narrower focus makes the task manageable in the early days of establishing a compliance function whilst leaving room for future development.

Structure

Having established the strategy, we structured the compliance function as shown in the organogram on the preceding page.

It provides the group CEO with direct access to an independent compliance function without creating costly and resource intensive structures. Each business, since it is responsible for its own compliance, identifies a compliance officer for itself. Depending on the size of the task at hand, this could be a part-time appointment. The group compliance officer works with this group to:

- demonstrate compliance with relevant legislation
- embed compliance within the group and its subsidiaries
- manage the cost of compliance
- identify, address and resolve failures

The incumbent also provides a reporting channel to the board, should it be necessary.

Compliance adding value

The trap for compliance officers, when focusing on regulatory compliance, is to subscribe to the "You can't do that" school, which, admittedly, is very easy to do. Choosing the strategy and structure we did, Metropolitan is using compliance officers to help it understand what it can do, and to find cost-effective ways of doing it.

A culture of compliance does more than mitigate risk. It also realises value. Being able to demonstrate compliance helps Metropolitan enhance its reputation as a practitioner of good business. This supports the group's vision "To be trusted to protect and grow wealth." It also enables us to manage relationships with key stakeholders more effectively – compliance with knowing your client requirements for anti-money laundering purposes, for example, will improve the quality of customer relationship management.

Metropolitan is well positioned to address the increasingly complex demands of running a profitable business in a regulatory environment that changes rapidly, and will continue to do so for the foreseeable future.

Investor relations

Raising the profile of Metropolitan's investor relations function through a more proactive communications programme has led to more effective relations between the Metropolitan team and the investor community over the past year. The group not only participated in a number of exciting external investor-related activities, but also hosted some interesting events of its own.

Benefits of a proactive approach

Internally

- ▲ Because staff qualify to participate in the group's share schemes, there was an increased emphasis on shareholder communication both externally and internally and this has played an important role in educating staff on the issues that drive shareholder value.
- ▲ Regular publication of articles in the in-house magazine highlighting market perceptions of the group, as well as some of the issues that needed addressing, has resulted in a more informed workforce with a better appreciation of expectations of the group – both internally and externally.
- ▲ By exposing various levels of management to the needs of analysts and fund managers, there is now wider acceptance of the importance of a comprehensive investor relations programme.
- ▲ Through regular interaction between the investor relations team, other members of management and representatives of the investment community, a number of issues that were previously not readily understood were successfully addressed.



"Increasingly we are seeing institutional and minority shareholders becoming a lot more active in the strategic direction of companies. This has increased the demand for a consistent flow of information that allows shareholders to make informed decisions"



Tyrrel Murray
General manager: group finance

- Regular updates on market perceptions regarding the operational progress of the different businesses alerted the board of directors to changes in attitude towards the group.

Externally

- Sound working relationships have been established with all sell and buy side analysts/fund managers covering the financial services sector
- The investor relations department facilitates regular contact between the investment community (analysts and fund managers) and key people within the group
- Ongoing interaction between members of the investment community and management has made an invaluable contribution to a better understanding of business issues and investor interests
- An enhanced working relationship between investor relations and leading financial journalists has resulted in Metropolitan being recognised as a credible source of reference and comment for all financial services related topics

Meeting shareholders/analysts

Direct and ongoing contact with shareholders and analysts remains a priority. During the year, the investor relations team partnered with management to engage in, amongst others:

- Various one-on-one meetings were held with South African and international fund managers and analysts
- An open day was organised at the group's head office in Bellville at which executives from the different businesses in the Metropolitan group presented their strategies and operational progress made
- The group chief executive and members of his executive team also visited local and international shareholders after announcing both interim and year-end results
- In addition, the group chief executive and members of senior management delivered presentations at a number of conferences hosted by international brokerages

Name change and odd-lot offer

- Extensive market research has revealed that the Metropolitan brand remains one of the leading brands in financial services in South Africa. In view of this, the board and

Highlights

- Executive management had one-on-one meetings with all key sector analysts on strategy after both interim and year-end results
- In addition to quarterly updates on business progress, the market was kept informed of all new developments
- International road shows have increased the interest of offshore fund managers in Metropolitan
- The investor relations open day, held in November, attracted more than 60 delegates
- Investor relations activities were dovetailed with financial media relations to ensure equal information flow between both audiences
- An American Depositary Receipt (ADR) programme was established in the United States to facilitate US investment in Metropolitan shares through this specialised investment vehicle
- The group's name was changed back to Metropolitan, listed as MET LTD on the JSE Securities Exchange South Africa
- An odd-lot offer to shareholders was successfully implemented



David Danilowitz (UBS Securities) and Abel Sithole, executive director of Metropolitan, at Metropolitan's open day for investors.



Hannes Uys (Cazenove) and Risto Ketola (Deutsche Securities) in conversation with Phillip Matlakala, chief executive of Metropolitan Life, at the open day held for investors in November 2003.

management of NAC believed that the group could build a better profile and make better use of the substantial brand equity of the Metropolitan brand if the holding company were to be re-named Metropolitan Holdings Limited.

- At a special shareholder meeting held on 26 November 2003, approval was obtained to re-name the NAC group 'Metropolitan Holdings Limited'.
- An odd-lot offer was made to 21 706 shareholders who owned less than 100 shares, of which 17 008 held between 1 and 15 shares.
- Take-up of the odd-lot offer resulted in the total number of shareholders being reduced to 8 657, which implies a significant cost saving in future shareholder communications.

Perception audit

- An independent perception audit, SA Scan, conducted by Citigate, confirmed that the ongoing efforts of Metropolitan's investor relations team to improve shareholder communication are being recognised by the market, as indicated below.

Tyrrel Murray

Tyrrel Murray
General manager: group finance


NUMBER OF MENTIONS
3 1 3
PROGRESS WITH BEE
2 1 3 1
COMMUNICATION WITH INVESTORS
2 1 3 1
DISCLOSURE PRACTICES
1 2 4
STRENGTH OF BALANCE SHEET
1 2 3 1
LIQUIDITY
4 3
CORPORATE GOVERNANCE
1 5 1
DIVIDEND RECORD
EXCELLENT
VERY GOOD
GOOD
FAIR
POOR

Base: SA sell-side analysts 2003

Shareholders' profile

Shareholder	Number of shareholders	% of issued share capital	Shares held (million)
Non-public			
Directors (excluding shares in share scheme)	5	0.1	1
Management	41	0.4	3
Staff share scheme members – unlisted	1 671	9.4	70
Staff share scheme members – listed	3 620	1.3	10
Treasury shares	1	5.5	41
Group policyholders' funds	1	4.3	32
Public			
Close corporations and private companies	157	0.6	4
Limited companies and banks	91	8.6	64
Life assurance and medical aid companies	42	4.0	30
Investment companies	18	18.0	135
Pension and endowment funds	243	25.2	189
Unit trusts	196	19.1	143
Individuals, nominee companies and trusts	4 693	3.5	26
Total	**10 779**	**100.0**	**748**

38 million shares (5.1%) are held by foreign investors (2002: 42 million shares (5.8%)).

Size of shareholding	Number of shareholders	% of total shareholders	Shares held (million)	% of issued share capital
1 – 5 000	8 392	77.9	15	2.0
5 001 – 10 000	512	4.7	4	0.6
10 001 – 50 000	978	9.1	25	3.4
50 001 – 100 000	395	3.7	28	3.8
100 001 – 1 000 000	402	3.7	117	15.6
1 000 001 and more	100	0.9	559	74.6
Total	**10 779**	**100.0**	**748**	**100.0**

Beneficial owners

Shareholder	Shares held (million)	% of issued share capital
Public Investment Commissioner (SA)	91	12.2
Staff – Metropolitan Holdings group	80	10.7
Sanlam Ltd	70	9.4
Treasury shares – Metropolitan Life Ltd	41	5.5
New Africa Investments Ltd	36	4.8
Group policyholders' funds	32	4.3
Liberty Life Association of Africa	29	3.9
Total	**453**	**60.6**

Pursuant to the provisions of section 140A of the Companies Act of 1973 as amended, beneficial shareholdings exceeding 3% in aggregate, as at 31 December 2003, are disclosed.

Stock exchange performance

	2003	2002	2001
Value of shares traded (rand million) ♠	**994**	1 652	2 472
Volume of shares traded (million) ♠	**165**	246	273
Shares traded (% of total shares in issue)	**23.6**	35.4	39.0
Value of shares traded – life insurance (J084 / IX42 – rand billion)	**40.8**	42.9	40.1
Value of shares traded – top 40 index (J200 / FI01 – rand billion)	**653.4**	684.1	504.9
Traded prices (cents per share)			
Highest	**750**	902	1 060
Lowest	**470**	485	650
Last sale of year (31 December)	**685**	610	800
Percentage change during year	**12.30**	(23.75)	(18.28)
Percentage change – life insurance sector (J084)	**0.45**	(18.04)	(15.69)
Percentage change – top 40 index (J200)	**9.37**	(14.13)	28.41
31 December			
Price/core headline earnings ratio	**11.03**	11.04	15.24
Dividend yield % (dividend on listed shares)	**6.28**	6.23	4.38
Average dividend yield – top 40 index (J200)	**2.85**	5.76	3.37
Total shares issued (million) ♣	**707**	694	700
Listed ♣	**637**	635	667
Unlisted	**70**	59	33
Market capitalisation at year-end (rand billion) ♣	**4.84**	4.23	5.60
Percentage of life insurance sector	**5.96**	5.27	n/a

Metropolitan Holdings ordinary shares are quoted on the JSE Securities Exchange South Africa (rand) and The Namibian Stock Exchange (Namibian dollar).

♣ *Net of 41 million treasury shares held by a subsidiary company at each date.*

♠ *2002 is net of 33 million shares acquired for R260 million and 2001 is net of 28 million shares acquired for R234 million as part of a share buy-back.*

Shareholders' diary

Financial year-end		**31 December**
Reporting	Interim results	17 September 2003
	Announcement of year-end results	10 March 2004
	Annual report published	March 2004
	Annual general meeting	26 May 2004
Dividends	**Interim**	
	Declared	16 September 2003
	Last day to trade	3 October 2003
	Paid	13 October 2003
	Final	
	Declared	9 March 2004
	Last day to trade	26 March 2004
	Record date	2 April 2004
	Paid	5 April 2004

Notice of AGM and form of proxy will be posted at a later date

Strategic sustainability

Market positioning

Metropolitan Holdings Limited is a medium-sized financial services group operating in the lower and middle income segments of the competitive *financial services market. Its competitors* include four large financial services groups and a number of smaller, focused life insurance companies. Although some of its major competitors offer certain services not provided by Metropolitan, the group competes very effectively in its chosen market segments, being one of the top two competitors in the lower income market, and one of the top three in the middle income market.


4

Willem Coetzee
Group executive: strategy and technology

In recent years, Metropolitan has *positioned itself as a broad-based* financial services group providing a wide range of financial services that extends beyond its traditional life insurance offering. In keeping with this, various expansion opportunities were explored over the past year, but none was found to offer both the right strategic fit and the required return on investment.

Strategic focus

In meeting the challenges of the lower and middle income markets, Metropolitan decided to sharpen its strategic focus in 2003.

The group's vision is to "insure people's wealth and health", while its mission is to grow the wealth and support the health of people by providing them with specialised medium- to long-term insurance and investment solutions. More specifically, Metropolitan aims to become the undisputed leader in providing insurance and investment solutions to lower income earners, while at the same time evolving into an important solutions provider to middle income earners.

Strategically, this means the group is:

- ▲ focusing on long-term profit growth
- ▲ concentrating on those business activities in which it excels, ie managing *insurance, investment and customer relationships*

- ▲ growing by gaining depth in specific markets rather than breadth in the scope of services offered
- ▲ steering clear of other financial services such as microloans, debit cards, mortgages and asset financing
- ▲ entering into joint ventures which offer a competitive advantage in specific markets
- ▲ attracting medium- to long-term savings and investments
- ▲ developing customer solutions in line with its commitment to empowerment
- ▲ improving cost efficiencies.

Brand

Numerous brand studies and market surveys indicate that Metropolitan's current brand is a significant asset that is stable, trusted and well known. Metropolitan was ranked second in the Sunday Times Markinor's SA Top brands survey in 2001. The same survey reported in 2003 that Metropolitan was one of the top three financial services companies that dominated the market with a brand relationship score of 14%. The remainder of the players rated among the top ten each achieved a score of less than 5%.



Yasmina Francke
Group brand manager

The Metropolitan brand values – people, trust and performance – shape the way in which business is conducted. To ensure that this focus permeates the entire organisation, staff are given the necessary tools to enable them to live the brand values daily. These values are echoed by all brand communication, such as the latest television campaign: "By sharing in people's lives, Metropolitan can be trusted to deliver financial solutions that create a secure future full of exciting opportunity".

As the Metropolitan brand continually seeks relevance to the needs of customers, the group uses its marketing and communication activities to give expression and credibility to its achievements in pressing issues like HIV/AIDS, black economic empowerment and consumer financial education. With the brand strategy now well entrenched, the necessary disciplines are in place to ensure continued, robust growth in brand equity.

Strategic and structural alignment

Metropolitan's organisational structure is aligned with the group business strategy in order to ensure the effective execution of the overall business plan. The existing businesses have been divided into four groups, each focusing on a specific target market. The SA-based life insurance businesses, including Metropolitan Life and Metropolitan Odyssey, now form part of Metropolitan Retail, focusing on the individual life customer base and the people representing this sector.

Metropolitan Corporate focuses on corporate clients and comprises Metropolitan Employee Benefits, Metropolitan Asset Managers, Metropolitan Property Services and Metropolitan Collective Investments. The health business includes Metropolitan Health, Qualsa and Metropolitan Health Kenya. International business includes Metropolitan Namibia, Metropolitan Botswana and Metropolitan Lesotho.

Market segmentation

For the retail business in particular, the lower income market segment provides entry to the emerging middle income market, which Metropolitan views as its growth market in the medium to long term whilst continuing its strong growth in the lower income markets. Estimates of the size of this market vary between five and six million people. The Metropolitan brand (consumer brand) is particularly strong in the lower and low middle income markets. The upper end of the middle income market segment will be addressed by strengthening the Metropolitan Odyssey brand.

The lower income market remains a lucrative market for Metropolitan but is subject to a number of risks that need to be carefully managed. There are many demands on the disposable income of individuals in this market, including the increasing cost of living, as well as luxury and recreational expenses such as cell phones and the national lottery. The efficiency of a life insurer is of vital importance in these target markets.

Metropolitan's economies of scale (with more than three million life insurance clients on the books) and the group's strong focus on reducing operational costs provide the platform for the high efficiencies required.

Distribution channels

Metropolitan has intensified its efforts to meet the growing challenges of efficient distribution to the lower and middle income markets. The group's traditional direct writer channel is continually being expanded and enhanced. In addition, Metropolitan is focusing on its broker distribution channel, which is making an increasing contribution to the business.

Banks offer another distribution opportunity to these market segments. By virtue of its independence and strong empowerment position, Metropolitan is uniquely positioned to enter into partnerships with banks to offer appropriate products to these particular segments. Similarly, the group is actively pursuing distribution partnerships with organisations other than banks.

All initiatives are currently underpinned by a drive to improve the quality of business that is written with a view to improving persistency and enhancing profitability.

International expansion

Metropolitan's particular market positioning, its associated product development and administrative capability, coupled with its existing sub-Saharan operations, make growth through international expansion an exciting prospect. Africa will be the initial focus of this expansion. The group believes its capabilities are exportable and that it is well-positioned to be an effective competitor in prospective target countries.

HIV/AIDS

Metropolitan also wants to make a positive impact on the long-term effect of the AIDS pandemic, believing that this is both a business and a social imperative. AIDS could potentially have a negative effect on every aspect of business. The group has therefore seized the initiative and earned itself the reputation of a leading researcher into the business implications of the pandemic. This knowledge is embedded in the features and pricing structures of all its products and services.

The organisation continues to seek opportunities to provide innovative and holistic solutions that address the impact of AIDS on employers and employees throughout southern Africa. Its "AIDS in the workplace" product, which provides all-encompassing solutions that can be specifically tailored to individual and group needs, is further proof of this commitment. Metropolitan will continue to invest in AIDS research and product development to maintain its leading position and to further entrench itself as the preferred supplier to both employers and employees.

Empowerment

Empowerment is a cornerstone of Metropolitan's business strategy and brand positioning. Its vision for empowerment is to help build an equitable and prosperous society. In many ways this statement remains pivotal to everything the organisation embraces in business and that it has achieved to date.

The group believes in a holistic approach to empowerment, which in turn benefits all its stakeholders. As a responsible corporate citizen, it actively supports the transformation that is currently taking place in South Africa, with the required changes being strongly endorsed in its empowerment code. Management believes that there is a direct correlation between the prosperity of the organisation and the prosperity of all its stakeholders. With this in mind, Metropolitan views empowerment as a business imperative and ensures that it remains an integral part of business policy and practice.

Operational autonomy

Metropolitan operates on a federal structure, with each business having a high degree of autonomy. In order to facilitate efficient and effective functioning and to ensure that each business operates in support of the overall business strategy, the group has put in place a set of core management principles. These principles are sanctioned at board level and must be adhered to by the heads of the different business groupings as well as the respective company boards within those businesses. The scope of decentralised decision-making excludes matters governed by the core principles.

Focus for 2004

During 2003 Metropolitan focused on making its business strategy operational. In 2004, the strategy will continue to be refined with a specific focus on operating in a low-inflation environment. This includes taking costs and time out of business activities, as well as a continued focus on the other drivers of profit, ie volume, persistency and investment performance.


Never stop believing



Performance perception audit

As a follow-up to the 2002 business confidence survey, conducted amongst managerial staff after the announcement of our interim results in September that year, we commissioned our research team to carry out a performance perception audit towards the end of 2003.

The 2002 survey revealed that optimism levels were rising and that senior team members believed there were early signs of a business turnaround after our less than satisfactory performance in the 2001 financial year.

With another two sets of results – the 2002 annual results and the 2003 interim results – as a yardstick, we wanted to establish how far staff perceived our recovery to have progressed. It was decided to include supervisory staff this time round, thereby broadening the range of opinions elicited.

The 68% response rate was well above the average for staff surveys – the 39% response rate of 2002 was close to the Metropolitan norm – reflecting a strong desire amongst participants to express their points of view. Their eagerness to ensure that their voices were heard was borne out by an unusually large number of comments and the absolute conviction with which these were made.

In 2003 the percentage of staff who strongly agreed that the performance of the group had turned around in the crucial areas of cost containment, quantity and quality of new business and investment performance was consistently high, on occasion as high as 85%.


Strongly agree/agree
85%
■ Rating
N/a=0
4.0
3.0
2.0
1.0
0.0
1.8
1.9
1.7
1.7
2.0
2.0
Total
Corporate
GTS
Retail
Other
International

Management are taking cost containment seriously

Regarding the success of ongoing efforts to reduce acquisition and renewal costs in respect of retail business, agreement ranged between 60% and 70%. However, more than 50% of respondents indicated that these costs were not yet competitive.

There was a strong body of opinion that we could save additional money by making better use of in-house resources and eliminating the duplication of functions across businesses within the group.

Staff were extremely positive about the sustainability of the uptrend in retail new recurring premium income and equally confident that we would continue to gain market share.


Strongly agree/agree
87%
■ Rating
N/a=37
4.0
3.0
2.0
1.0
0.0
1.9
2.1
2.2
1.8
2.0
2.0
Total
Corporate
GTS
Retail
Other
International

Our new business volumes, particularly recurring premium new business, will continue to rise

While some 75% of staff concurred that the persistency of retail new business was improving, almost 95% indicated that the value of new business being written needed to be increased still further.

On the corporate front, the innovative approach of Metropolitan Employee Benefits received a strong vote of confidence (close to 85%). The vital role of improved investment performance in securing new asset management business from outside the group was acknowledged by all.

The importance of our empowerment credentials in opening doors to new corporate business opportunities was recognised by 90% of respondents although they did not make the mistake of believing that the credentials constituted some form of guarantee.


Strongly agree/agree
81%
■ Rating
N/a=17
4.0
3.0
2.0
1.0
0.0
1.9
2.0
1.9
1.9
1.9
2.0
Total
Corporate
GTS
Retail
Other
International

Our empowerment credentials open doors for us but do not guarantee us new business

On the health business front, most respondents (70% plus) believed that MHG would continue to increase the number of members it has under administration while over 75% considered the company's service standards to be amongst the best in the industry.


Strongly agree/agree 77%
■ Rating
N/a=73
4.0
3.0
2.0
1.0
0.0
2.2
2.0
2.2
2.2
2.2
2.4
Total
Corporate
GTS
Retail
Other
International
MHG's customer service standards are amongst the best in the industry

The financial benefits to be derived from our international expansion drive were clear to 75% of respondents, who can therefore safely be assumed to be in favour of our continuing with it.


Strongly agree/agree 75%
■ Rating
N/a=18
4.0
3.0
2.0
1.0
0.0
2.1
2.2
2.2
2.0
2.1
1.9
Total
Corporate
GTS
Retail
Other
International
We will derive substantial financial benefits by continuing our expansion drive into Africa

Staff are clearly very aware of the impact of costs and retail new business (volumes and persistency) on the profitability of the group. While acknowledging that the retail new business profit margin had improved in the first half of 2003, they were fully cognisant of the fact that it was not yet as high as it should be. However, they were strongly optimistic about ongoing improvements, with just over 75% confident that short-term targets in particular would be met.


Strongly agree/agree 76%
■ Rating
N/a=57
4.0
3.0
2.0
1.0
0.0
2.2
2.3
2.3
2.1
2.1
2.2
Total
Corporate
GTS
Retail
Other
International
We will reach our targeted retail new business profit margin for the second half of 2003

As regards investment performance, there was consensus that the situation had improved, and a large measure of confidence that the uptrend would be sustained in the medium and long term (over 85% and 80% respectively).


Strongly agree/agree 88%
■ Rating
N/a=28
4.0
3.0
2.0
1.0
0.0
2.1
2.1
2.0
2.1
2.1
2.2
Total
Corporate
GTS
Retail
Other
International
We will continue to achieve acceptable investment performance in the medium term

As far as our market differentiators are concerned, over 85% believed that our focus on the low and middle income markets set us apart from the competition. More than 80% indicated that our brand gave us the edge in our selected market segments while, as indicated earlier, 90% were of the opinion that our empowerment credentials opened doors for us although they did not guarantee us new business. The overwhelming majority (over 85%) also rated our HIV/AIDS risk management strategies above those of other industry players.

When asked to identify what they believed would ensure increasing prosperity for Metropolitan, strength of leadership received far and away the most mentions. A strongly motivated staff complement, 'eager to give of their best', also featured prominently as did the fact that as a group we are 'hungry for success'.

The 2002 percentages, while reflecting an upbeat mood amongst staff, were mostly in the 65% - 70% range, with far fewer strong positives than was the case in 2003.

Currently, staff perceptions underline the fact that we are no longer in turnaround mode. Progress to date is seen as providing conclusive evidence that we are once again firing on all cylinders, and more than capable of continuing to pick up the pace.



Group chief executive Peter Doyle and group empowerment and development executive Nkosinathi Chonco with the Black Management Forum's prestigious ***progressive company of the year*** *award, presented to Metropolitan in October 2003*



Empowerment

Positioning

As South Africa celebrates its first decade of democracy, it is fitting that we, as a South African company, look back to see **to what extent we have transformed our corporate environment**, thereby helping to consolidate the democratic gains that our country has achieved. It is also appropriate for us to look ahead to how much there remains for us to do.

During the past ten years, several empowerment **milestones have been reached**, but the transition process is far from complete at national as well as corporate level. We are very aware of the **need to create more opportunities** for all our employees, and our black employees in particular, to **achieve to the best of their ability** as they participate fully in the successful running of our business.

Empowerment is a cornerstone of the Metropolitan culture, having been a **fully operationalised business strategy** since the early 1990s. Metropolitan was part of the first empowerment transaction of substance in this country in 1993, a year ahead of the attainment of fully-fledged democracy. We have done a lot to speed up our transformation since then and are continuing to implement measures aimed at **rectifying the inequalities and inequities of the past**.

At the same time, we **applaud government's ongoing efforts to meet the challenges of deepening South Africa's democracy**, and in this regard welcome the promulgation of the Broad-based Black Economic Empowerment Act in January 2004.

We **support the Financial Services Charter (FSC)**, published in October 2003 to formalise the way in which the financial services sector aims to further empowerment over the next ten years. While it is neither perfect nor legally enforceable, we believe the FSC should help to bridge the gap between the need for and the capacity of the sector to deliver sustainable empowerment.

The FSC has laid **a solid foundation on which to build**. For example, the **targets** that have been set for each of the **six core components** of black economic empowerment (BEE) identified in the charter are **minimum percentages**, confirmation that it is merely the starting point and not the destination. For scorecard purposes, a total of 100 points has been allocated between the six components in accordance with their contribution to the overall objectives of BEE.

Credentials

Our BEE credentials are presented **in terms of the FSC scorecard**, with all statistics calculated as at 31 December 2003. However, we have not awarded ourselves points as there are still several issues regarding the scoring that require clarification. The points in brackets are the maximum for the component or sub-component concerned.

In current employment equity legislation, the following definitions apply:

- ▲ black people = Africans, coloureds and Indians, of both sexes, plus black people with disabilities, of both sexes
- ▲ designated group (DG) = black people and white women, plus white people with disabilities, of both sexes

The FSC, on the other hand, focuses exclusively on empowering **black people**, with a strong emphasis on black women.

Where applicable, the FSC targets for 2008 (or 2010 in the case of ownership) are given in blue

Human resource development (20)

Our achievements in both the sub-components of human resource development – employment equity and skills development – are reflected in the adjacent table.

As our employment equity statistics show, our staff profile is largely compliant with current employment equity legislation and as far as the FSC is concerned, **we have exceeded or are close to achieving the 2008 targets** in all instances, except in respect of black women from middle management level up. Furthermore, we are progressing steadily towards full demographic representivity thanks to the fact that we **continue to set challenging targets for ourselves**.

For example, it remains our aim to **increase the numbers of black people**, and not only black women, **at all levels of management**. We will be intensifying our efforts in these areas in 2004, with a strong focus on **diversity management** initiatives, where most of our businesses and group support services have been making use of consultants since 2000. Climate surveys have been

Employment equity (15)

- ▲ 90% of our total staff complement (administrative and sales staff) was DG; 74% black people; 36% black women
- ▲ 61% of our management team were DG; 40% black people; 13% black women
- ▲ 45% of executive managers were DG; 36% black people **(25%)**; no black women **(4%)**
- ▲ 25% of senior managers were DG; 18% black people **(20% - 25%)**; 3% black women **(4%)**
- ▲ 55% of our middle managers were DG; 34% black people **(30%)**; 10% black women **(10%)**
- ▲ 72% of our junior managers (including regional sales managers) were DG; 47% black people **(40% - 50%)**; 17% black women **(15%)**
- ▲ 77% of our sales managers were DG; 57% black people; 8% black women
- ▲ 92% of our supervisory staff were DG; 55% black people; 36% black women

Skills development (5)

- ▲ 55% of our trainees were DG; 47% black people; 18% black women
- ▲ 79% of our total training budget was spent on the DG; 68% on black people; 25% on black women
- ▲ 1.4% of our total group payroll was spent on training for the DG; 1.2% for black people **(1.5%)**; 0.4% for black women
- ▲ Learnerships (for employed learners) for the DG constituted 1.3% of our total staff complement; black people 1%; black women 0.7%

conducted to determine employee perceptions, and specially tailored programmes will be running throughout 2004.

We are in the process of finalising a strategy to facilitate the **integration of people with disabilities** into the group. Our head office complex has been audited by consultants (a company owned and run by people with disabilities) and we await a report on its **accessibility** to people with disabilities. A special project, focusing on disabilities in the workplace and including a **disclosure** campaign, was launched at the commemoration of World People with Disabilities Day in December 2003. Further plans are in the pipeline for the implementation of our strategy in 2004.



% REPRESENTATION OF BLACK STAFF AT MANAGERIAL LEVEL
2001 - 2003
50
45
40
35
30
25
20
15
10
5
0
EXECUTIVE
SENIOR
MIDDLE
JUNIOR
MANAGEMENT LEVEL
2001
2002
2003

Our skills development statistics reflect the fact that we offer a wide range of **training programmes for all levels of staff**, specifically focused on business knowledge and skills transfer. In addition, we place a strong **emphasis on management and leadership development programmes** that are closely aligned with our key business drivers so as to enhance the sustainability of our business. At present we are designing a customised leadership development framework for all levels of leaders that will be rolled out during 2004 in line with the succession management process to which we have committed ourselves.

As part of our commitment to South Africa's national skills development strategy, we enrolled 92 **employed learners** in 2003 whose learnership programme has continued into 2004. In addition, we are currently investigating the feasibility of **introducing learnerships for unemployed learners** as our contribution to the national drive to upskill citizens and thereby reduce unemployment.

We are also participating in a European Union sponsored project known as **Investors in People (IiP)**. In terms of the IiP, our progress towards international best practice is being independently monitored by Investors in People SA (under the auspices of the department of labour) in conjunction with Investors in People UK. During 2003, **seven of the fourteen** Metropolitan businesses being assessed as autonomous units received **IiP accreditation**. Three more businesses achieved this status in January 2004, with the remaining four to be evaluated during the course of the year.

Procurement and enterprise development (15)

In 2002 18% of our total procurement spend went to black suppliers and 32% **(50%)** in 2003, a most **pleasing improvement**.

We are refining our internal accreditation process to comply with the supplier definitions in the FSC and will be revising our current percentages downwards as a result. Our target for 2004 is therefore 30%.

Enterprise development as defined in the FSC entails the provision of support other than transaction financing to foster new and expand existing BEE accredited companies. We were not active in this arena in 2003 but intend **assigning resources**, both human and logistical, to it in 2004.

Access to financial services (18)

We estimate that 80% of our customers are black but cannot supply more accurate data as our records do not differentiate between customers on the basis of race.

We have, however, been operating in the **emerging market**, ie the low and lower middle income groups (the equivalent of LSMs 1- 5 as specified in the FSC), since our inception in 1898, ie **for over one hundred years**. We remain the only large listed life insurer in the country focusing exclusively on these two income groups, and **continue to tailor** our **products** and **services**, plus our **distribution strategies**, to meet the financial needs and aspirations of individuals, predominantly black, in these groups. For example, 84% of the sales staff in our employ (management and representatives) are black people, all of whom have an **intimate knowledge of the markets** in which we operate. They are able to identify with consumers, including interacting with them in their language of choice.

Financial education is one of the pillars of the Metropolitan brand, indicating the importance we attach to **enabling our customers to make properly informed financial decisions.** In 2003 we spent R4.6 million, or 1.1% of core headline earnings, our equivalent of post-tax operating profits, on financial education compared to the FSC target for 2008 of 0.2%. We also participate fully in the client education programmes presented by the Life Offices' Association.

Empowerment financing (22)

This component is divided into two sub-components: targeted investments (17) and the financing of BEE transactions (5).

We established a **socially responsible investment vehicle known as Futurebuilder** as long ago as October 1996. Over the past eight years the fund has undertaken numerous targeted investments, mostly in conjunction with other financial institutions. As at 31 December 2003 it was worth R611 million (some 1.5% of the assets under management by Metropolitan Asset Managers). Tens of millions of rands have been invested in **infrastructural projects** that will benefit predominantly black communities through organisations such as the Development Bank of South Africa, INCA, the Rand Water Board and Eskom. Futurebuilder has also followed up on its four-year involvement with the South African Infrastructure Fund by investing in the African Infrastructure Investment Fund as of January 2004.

In the second half of the 1990s we provided financing for several BEE transactions, eg the National Empowerment Consortium (NEC), Union Alliance Holdings (a trade union led investment group), Prodigy Asset Management (a trade union owned asset management company) and Union Alliance Financial Services. We are continuing to evaluate transactions on merit, assessing them in terms of their empowerment value-add.

Ownership and control (22)

As the statistics below show, we still have a **long way to go** as far as the **2010 ownership targets** are concerned. However, we are **well ahead of the 2008 targets** in respect

Ownership (14)

- Direct black ownership, via staff shareholders, was 3.7% **(10%)**
- Indirect (beneficial) black ownership (estimated) was 27%*
- Overall total 25%

*Indirect ownership may only be counted once the direct ownership target has been met.

Board (3)

- The board comprises 50% black people **(33%)**, of whom 14% are black women **(11%)**
- The group chairman is a black woman

Executive management (5)

- Two out of three (66%) executive directors are black people **(25%)**; no black women **(4%)**
- Two out of four business heads are black people; no black women
- Four out of eleven executive managers are black people **(25%)**; no black women **(4%)**

of both the sub-categories of control – **board and executive management** – once again with the exception of black women in the case of the latter.

We believe that direct ownership is an important aspect of empowerment. Consequently we have been actively **involved in negotiations with potential empowerment partners of our choice at group level**. The deal will be structured to effect transfer of ownership without significant dilution of shareholder value in the long term. A genuine partner will need to become **actively involved** in our business, **adding value** at both a strategic and an operational level. The constituency that benefits from the partnership must also be as **broad based** as possible.

Corporate social investment (CSI) (3)

The FSC stipulates that financial institutions should spend 0.5% of post-tax operating profit per year on CSI; our 2003 contribution was R6.2 million, or 1.4% of core headline earnings.

Our CSI focus has been, and continues to be, black **community-based** projects with a **strong developmental and transformational emphasis**. We are in the process of reviewing our strategy and structures with a view to optimising the resources, both human and financial, that we allocate to CSI initiatives.

R1.5 million of the money spent on CSI projects was from the corporate CSI budget (see CSI report on p90), with all HIV/AIDS and empowerment related spend in respect of such projects having been accounted for in the HIV/AIDS and corporate empowerment budgets respectively.

External endorsement of credentials

Although we are **by no means content with our empowerment achievements** to date, we are delighted that our **ongoing efforts were independently recognised** by the following organisations **during 2003**:

- **Empowerdex** ranked us 1st in the insurance sector and 8th overall amongst JSE listed companies (March)
- **Standard Corporate & Merchant Bank** rated us 1st in the insurance sector and 2nd in the financial services sector (April)
- **Black Management Forum** and **UCT Graduate School of Business** adopted and re-launched our in-house empowerment barometer (June)
- **Black Management Forum** awarded us their prestigious ***progressive company of the year*** award (October)

HIV/AIDS

Introduction

HIV/AIDS is causing an unprecedented change in the mortality profile of adult populations in Southern Africa and many other parts of the world. It is for this reason that HIV/AIDS has come to be an issue of critical importance to Metropolitan – in designing and pricing life products, setting up medical schemes, and selling group life cover. Metropolitan's involvement in HIV/AIDS began in the late 1980s. The work done by Peter Doyle and others in designing the Doyle model[1], in predicting the course of the pandemic, and in proposing how it might be reduced, have led to the accumulation of a sizeable body of knowledge about HIV/AIDS as well as the development of expertise within the organisation. As the pandemic unfolded in South Africa, Metropolitan's work moved into areas beyond its own products and risk as a life insurer – into fields such as assessing the effect of HIV/AIDS on its own workforce and those of other companies. Since then, Metropolitan has been committed to the dissemination of information, not only to assist with the prevention of the disease, but also to help HIV/AIDS-infected people and support research into the social effects of the pandemic. The group's commitment also includes advocacy to try and encourage business and broader society to understand the impact of and manage HIV/AIDS.

Metropolitan approaches HIV/AIDS from three major angles:

- ▲ Designing products most suitable to the needs of our markets and innovating and adapting traditional products to suit a context where HIV/AIDS levels are high. This involves careful pricing, new product designs, linkages between treatment and insurance, and the introduction of meticulously designed processes to limit negative implications as far as possible.
- ▲ Dealing proactively with the risk of infection in the workplace. Prevention, destigmatisation, education, empowerment, treatment and support are all part of the group's programme and have been for some time.
- ▲ Advocacy and CSI – both critical components of Metropolitan's efforts to persuade the government, business and civil society to face the issue of HIV/AIDS and mitigate its impacts.

Global overview of HIV/AIDS

Global awareness of HIV/AIDS has grown significantly, resulting in unprecedented action by governments, the



Desiree Daniels

Stephen Kramer

Gillian Samuels

[1]The Doyle model is an actuarial tool which has been used widely by companies and organisations to predict the demographic impact of HIV/AIDS.

business sector and international NGOs. Despite this, the pandemic continues to grow[2], especially in the poorest countries. In addition, inequities in access to health care remain vast between the developed and the developing world. These inequities manifest in access – or the lack of access – to anti-retroviral treatment. To some extent the Global Fund will reduce this gap, but the fundamental fact of inequitable access will be with us for some time.

While Africa has been worst hit by the pandemic thus far[3], in many African countries it now seems to be reaching a plateau. However, this is not cause for optimism: as prevalence has reached extreme levels, the plateau is not necessarily caused by fewer infections but by deaths beginning to equal new infections.

Much of the rest of the world seems to lag in its awareness of HIV/AIDS. For example, there is little knowledge of the current and future scope of the pandemic in China, India, Russia and the Ukraine, while in some developed countries there seems to be a worrying resurgence in the infection rate. Research has also found an upsurge in risky behaviour in some countries where there is broad access to anti-retroviral treatment. It is imperative to remain vigilant in understanding and responding to these and other global issues relating to the pandemic, and applying these lessons to our own context in South Africa and in business.

HIV/AIDS in South Africa

The announcement by the South African national department of health in 2003 that anti-retroviral treatment will be made available in the public sector may radically change the HIV/AIDS landscape in South Africa. The year 2004 will be the one in which treatment begins in South Africa in a public health setting. While this is most welcome, extreme caution is called for. The focus should not shift exclusively to treatment; prevention must remain key to any intervention. Treatment can assist in prevention by encouraging people to know their status, and in so doing change their behaviour and destigmatise the disease.

However, where HIV/AIDS-infected people are living longer, healthier lives, the danger exists that HIV/AIDS may become less feared and that vigilance against infection may be reduced.

The private sector continues to expand its response to HIV/AIDS. This should not weaken in the face of a public treatment programme, but should instead be enhanced through the provision of voluntary counselling and testing (VCT) services, treatment literacy and upscaling workplace health care facilities.

HIV/AIDS and Metropolitan's products and services

Metropolitan recognises that high levels of HIV/AIDS in South Africa and in other countries in which it does business call for careful and creative responses. While the standard response to the increasing mortality and morbidity is to increase the premiums paid for life insurance products and medical schemes, there are many other options. An intimate understanding of the pandemic – its drivers and effects, the interventions necessary to reduce and mitigate those effects, and the key components of a response – allows the organisation to respond in a far more effective and profitable way. Its knowledge of HIV/AIDS gives the group a head start in product design, and allows it to significantly reduce its risk in pricing existing products.

For a number of years Metropolitan has offered a life insurance product specifically designed to meet the needs of HIV-positive people. Although this was designed at a time before anti-retroviral treatment was available, it remains a useful product that meets a specific need.

The AIDSworkplacesolution offered by Metropolitan Employee Benefits also seeks to take advantage of the opportunities presented by treatment. In many cases in the workplace context the cost of treatment is significantly offset by savings elsewhere, especially in group life insurance pay-outs. The AIDSworkplacesolution seeks to combine the two, introducing significant reductions in life insurance

[2] The global infection figure was around 40 million people as at 26 January 2004 – . Aids-related deaths in 2003 were estimated at around three million.

[3] Around 30 million people living with HIV/AIDS reside in sub-Saharan Africa.

premiums where a holistic treatment programme is being implemented. It offers both a life insurance component and a treatment component, with a variety of corollary services ensuring success. Metropolitan Employee Benefits contracts the disease management component of the product to Qualsa healthcare[4].

Qualsa itself provides a range of products. Disease management, workplace overviews and HIV/AIDS audits for companies, KAP surveys[5] of employees, and strategy development all form part of the Qualsa offering. The service is often implemented directly by Qualsa, but can also be part of a broader approach using Metropolitan Employee Benefits' AIDSworkplacesolution as a funding mechanism.

In support of the Qualsa and Metropolitan Employee Benefits products, Metropolitan AIDS Solutions offers actuarial impact assessments that have been proven to quantify, to a reasonable degree of accuracy, the potential impact of HIV/AIDS on companies (both their employees and their customer bases). These impact assessments may involve a demographic analysis, or may go further and assess the potential direct and indirect costs. Metropolitan AIDS Solutions also works to maintain high levels of knowledge within the various business units. Whilst no specific HIV/AIDS products are offered in these units, this intelligence enhances the ability of the business unit to make good decisions and execute its business operations effectively, based on sound knowledge and insight.

On the horizon for 2004 are potential products that introduce treatment components. While these are in the early stages of development, creative and innovative thinking about products, especially in the context of a large HIV/AIDS epidemic, has been and remains a priority. Metropolitan has led the field in facing the challenge of HIV/AIDS in a positive, socially responsible and profitable way. It is committed to maintaining that lead and continuing to provide innovative products that meet the needs of its corporate and individual clients and markets that are directly or indirectly affected by HIV/AIDS.

Metropolitan as an employer

AIDS@Work is Metropolitan's aptly named internal workplace HIV/AIDS programme. This programme aims to:

- ensure longer, healthier and more productive lives for employees who have contracted or are affected by HIV/AIDS
- contain and manage the costs the company faces as a result of HIV/AIDS
- foster an enabling, empowering, safe and prepared environment in the context of HIV/AIDS in the workplace

During 2003, the programme focused on the following:

- encouraging staff and their families to take up the relevant programmes
- encouraging the prevention of new infections and the effective management of infected and affected employees

Workplace initiatives in 2003 included the following:

- a workplace audit and impact assessment to gauge Metropolitan's risk regarding HIV/AIDS
- a confidential voluntary counselling and testing (VCT) service run through the employee assistance programme
- the launch of the Qualsa/Metropolitan Health Group disease management programme which includes anti-*retroviral treatment for employees*
- ongoing education and awareness
- counselling for the infected and the affected
- wellness management for the family of staff on the medical scheme
- the development of a post-exposure prophylaxis policy for employees
- line management training sessions on how to deal with HIV/AIDS in work teams

The programme culminated in a VCT campaign which ran between September and December 2003. This campaign was important in marketing to staff the ongoing VCT service; communicating the benefits of knowing one's HIV/AIDS status, and informing staff of the disease management programme which is offered to employees and their families.

[4]Qualsa is a health and HIV/AIDS management company (51% owned by Metropolitan Health Group).

[5]These surveys, implemented in companies and organisations, measure the level and depth of the knowledge of individuals, their attitudes and practices relating to HIV/AIDS.

The VCT campaign was preceded by an extensive communication drive, which comprised written, electronic and visual media. The outcomes of the campaign were as follows:

Number of employees who participated in the pre-VCT orientation session where the entire programme, its various services and their benefits were outlined	2430 (out of a possible 6516)
Number of employees who underwent VCT	2400 (out of a possible 6516)
Percentage participation in the VCT campaign	37%
Number of employees who tested positive	145
Actual HIV prevalence of those who were tested	6%
Estimated HIV prevalence of the entire Metropolitan group (including those who did not participate in VCT)	9%
Number of employees registered on the Qualsa HIV/AIDS disease management programme	20

Notes on the results from the VCT campaign

The difference between the actual (6%) and estimated prevalence (9%) can be explained thus:

- people with HIV who knew their status were unlikely to have participated
- of those who did not know their status before the campaign, lower risk individuals were more likely to have participated

One of our key objectives for 2004 is to bridge the gap between the number of employees who know they are HIV positive and their enrolment on the HIV/AIDS disease management programme. This can only happen through a strong communication drive that encourages uptake.

VCT is an ongoing service offered to employees via the employee assistance programme. Metropolitan has made sufficient provision for those who wish to go for counselling and testing at any time in the future. It is the group's intention that far more people should take an HIV test, become aware of and manage their status.

Community involvement and advocacy

Metropolitan has three main areas of focus in terms of its social responsibility. These are:

- disseminating information
- assisting communities directly in dealing with HIV/AIDS
- engaging in advocacy in the belief that good information will improve the ability of others to intervene effectively

Our commitment to these objectives has resonated in a wide range of projects for 2003.

Disseminating information

Still Everybody's Business


STILL
BUSINESS

This is the second edition of Metropolitan's handbook on HIV/AIDS targeted at decision- and policymakers, researchers and business leaders. Launched in November 2003, this publication examines the issue of AIDS in terms of, among others, its impact on economic sectors, development, orphans, strategic planning and government responses.

Metropolitan 2nd AIDS Conference

Metropolitan also hosted its second Southern Africa AIDS Conference, which was held in Maputo, Mozambique in

November. This three-day event focused on three key issues relating to AIDS – food security, corporate social investment and mainstreaming. The conference brought together 150 delegates from several countries in southern Africa. Metropolitan's decision to host the conference in Maputo was based on its recognition of the Mozamibican government's commitment to fighting AIDS through poverty alleviation, food security and, where possible, treatment for the infected.

RedRibbon

RedRibbon is a web portal owned and managed by Metropolitan, with content partners that specialise in basic, clinical and legal information relating to the HIV/AIDS pandemic. The primary purpose of the portal is to provide AIDS information tailored to a southern African context, taking into account the many aspects of society that are affected by the disease. It was recognised, however, that an internet site such as this one would reach only a limited audience. Hence, an opportunity was sought to broaden its use via the intranets of companies. In 2003, Metropolitan launched a drive to offer RedRibbon to companies and organisations as an information source. As a result, more than 20 companies now host RedRibbon on their intranets. In 2004, the organisation will continue to pursue partnerships that will allow it to achieve growth for the portal and broaden its reach.

AIDS Analysis Africa

The 16-page academic journal, AIDS Analysis Africa, focuses on the socio-economic and political impacts and responses to HIV/AIDS in sub-Saharan Africa. This publication, owned and managed by Metropolitan, has become synonymous with key information, data and statistics on a range of strategic issues relating to AIDS research. The credibility of this information has underpinned the publication for more than 13 years. Much of the research has informed academics, researchers, business leaders and policymakers on trends and responses to HIV/AIDS in sub-Saharan Africa. The plan for 2004 is to turn the publication into a leading electronic offering, which reaches a readership along the length and breadth of southern Africa.

Community involvement

Metropolitan supports a number of community initiatives with regard to HIV/AIDS education. For more detail, please refer to the corporate social investment report on p90.

Advocacy

Metropolitan AIDS Solutions continues to be a key source of advice, consultation and vision on a wide range of issues pertaining to the epidemic and its impact on business, the economy and society at large. Metropolitan AIDS Solutions delivered and actively engaged in, among others, the following topics in 2003:

- AIDS and empowerment
- dealing with AIDS strategically in business
- AIDS and Nepad
- macro-economic and social impact
- cost-effective provision of a holistic HIV/AIDS programme

Conclusion

In 2003, Nelson Mandela declared that AIDS was no longer just a disease but a human rights issue. Far greater than just the clinical and health aspects of HIV/AIDS, Metropolitan recognises the many drivers that feed the pandemic and the wide-ranging effects of HIV/AIDS. Its objective as an employer, a corporate citizen, a player in the South African economy and a collective of individuals is to locate its response in this wider context.

The group is committed to using its internal capability to advocate for action with respect to HIV/AIDS; to mitigate the impact of HIV/AIDS on the economy and society; and to manage the impact of the pandemic internally. In so doing, the organisation will continue to fulfil its business, corporate and societal objectives.



One of the 19 Metropolitan funded early childhood development sites in Kwazulu-Natal



Corporate social investment

Metropolitan's brand values of people, trust and performance - and more specifically our commitment to people - were reaffirmed by our corporate social investment (CSI) programme during 2003. Through our partnerships with communities, we see people thriving and learning how to change their lives. We are inspired as much, if not more, than the communities with whom and within which we work by a needs-based social development approach to CSI. This means that the communities take the lead, assuming responsibility for their own development in the process.

Community driven CSI

At Metropolitan we look at community development through the eyes of the community rather than our own, playing a facilitative as opposed to a prescriptive role that is best described as 'helping others to help themselves'. For us, the sustainability of CSI initiatives is crucial; after all, there are no short-term solutions to long-term problems. For this reason we are also strong advocates of the power of partnerships in support of projects with good replication potential.

In order for community needs to shape our CSI commitments instead of the other way round, we remain in close contact with community leaders who participate in all aspects of the selection process and who ultimately take full ownership of the projects selected.

As we see it, innovation is crucial and consequently we are not bound by CSI conventions. Fresh ideas from community members and our own staff are always welcome, and the hands-on involvement of the latter is key to the success of many of our initiatives. We recognise that the allocation of human as well as financial resources is vital if our CSI endeavours are to add maximum value.

The following case studies demonstrate the practical application of the above principles.

Zinzisa Mgolodela
Manager: corporate social investment



Case study 1

Metropolitan partnered with Helping Hands, an NGO based in the North-West Province, in adopting Top Village, an impoverished, AIDS-stricken and functionally illiterate community just outside Mafikeng.

Initially our involvement was limited to launching and supporting the initiatives outlined below:

- a home-based care programme for AIDS sick villagers, including health care education for their families
- a feeding scheme for the children, a significant number of whom are orphans
- a study centre for learners, providing after-school assistance in a safe environment
- a 'count me in' campaign that helps villagers to acquire important documents such as identity books and birth certificates that enable them to secure government grants

Driven by the needs of Top Village, the scope of the partnership's interventions has been extended to include:

- the feeding scheme has been expanded to cater for the elderly and people with disabilities
- the study centre runs career guidance workshops, eg the broadcasting workshop conducted by Radio Bop and Radio Sunshine
- nutritional workshops are conducted and include discussions on the nutritional value of traditional foods available to the community

For the first time, three grade 12 learners from the village passed matric at the end of 2003 and are now attending university, proof of the difference the study centre made to their lives.

The partnership of Metropolitan (company), Helping Hands (NGO) and Top Village (community) gives credence to the value that is added when the needs-based development approach to CSI is adopted.

The active participation of local government departments and the staff from our local office in this project is a major contributor to its success.

It is most heartening to note that Helping Hands has applied this formula with equal success in five other villages in the area.

Case study 2

eKasi, township slang for 'in my space', is a comic book sponsored by Metropolitan in conjunction with various provincial departments of health and education. It contextualises HIV/AIDS and other sexuality related messages through accurate and relevant depictions of the lifestyle of young people. The comic, together with broadcasts on the youth-oriented radio station - Yfm - to which it is linked, is helping to enhance the lifeskills of the youth of Gauteng. The involvement of provincial government also plays a vital part in ensuring efficient delivery of the right messages at the right times with all the right facts within the context of the school curriculum.



ME AND DEON NEED SOME TIME TOGETHER. PLEASE DON'T TELL YOUR MOM - YOU KNOW HOW THOSE TWO GOSSIP AT WORK!
SURE. JUST USE A CONDOM.
ALWAYS.
YOU ARE SO SEXY!
METROPOLITAN

Some interesting statistics

About eKasi

▲ Circulation	150 000 copies
▲ Distribution	Daily Sun newspaper, NGOs and 100 schools in Gauteng
▲ Readership	1.4 million people per month (estimated)
▲ Frequency	Monthly

About Yfm

▲ Audience	16 to 34 year olds in Gauteng
▲ Listenership	1.6 million weekly
▲ Differentiators	Unique offering, many and varied promotions plus magazine

Interactions of this nature, and the creation of other forums where the epidemic can be discussed openly, will lead to the destigmatisation of HIV/AIDS amongst the young people of South Africa.

Case study 3

Actuaries on the Move is a joint initiative between Metropolitan and the Actuarial Society of South Africa, launched in 2001. Students from disadvantaged backgrounds are encouraged to study mathematics and science at high school in preparation for a career in the actuarial profession.

The students receive extra tuition in both subjects and in English to enable them to realise their full academic potential. They also undergo computer training and are taught life and study skills to equip them for their future careers. Mentoring by qualified actuaries is provided during cadetships served in the school holidays.

In 2003 the programme ran in Johannesburg, Pretoria and Durban only, but it is being extended to Polokwane and Bloemfontein in 2004.

In the 2003 matric examinations the 37 programme participants achieved a 100% pass rate, and obtained several distinctions: seven in mathematics and one in science as well as five in English. In addition, the number of B and C symbols in mathematics and science earned by this first group of learners to graduate from the programme was particularly pleasing.

Other CSI projects

We spent a total of R1 500 000 on CSI projects in 2003, with education and HIV/AIDS continuing to enjoy high priority at regional and national level.

Other educational projects that received support from us were:

- ▲ Metropolitan Raucall in Gauteng – a centre for advanced learning established 11 years ago in partnership with RAU and the Gauteng department of education specifically to develop the mathematical and scientific skills of historically disadvantaged learners. Raucall ranks among the top 100 schools in the country, and enjoys wide recognition as one of the leading maths and science schools
- ▲ Meulenhof Primary School in the rural Western Cape – a school adopted by Metropolitan Asset Managers
- ▲ TREE (Training and Resources in Early Education) in KwaZulu-Natal – training early childhood development

(ECD) practitioners to promote the sustainability of ECD sites

Additional HIV/AIDS projects were:

- Humana People to People in Gauteng – a HIV voluntary counselling and testing centre for the Doornkop community and surrounding areas
- Club Coffee Bar in Oudtshoorn – a youth leadership programme with significant spin-offs for HIV/AIDS management amongst the young people of the region
- Positive Health – available in 11 official languages, this booklet, which guides people on how to live positively with HIV/AIDS, is distributed both locally and internationally

A staff initiative

Many of the businesses and support services within our group are involved in CSI initiatives of their own. For example, in 2003 the Metropolitan Health Group (MHG) demonstrated its strong sense of social responsibility by issuing a challenge to its 900 members of staff and offering to double any money raised by them for community-based service organisations. The response was overwhelming, with thousands of rands in monetary and personal support (time, energy and enthusiasm) being donated to several worthwhile causes countrywide, chosen by the staff themselves. One such organisation to benefit from the MHG Community Challenge was Casa Caritas, a home for severely handicapped children in Kempton Park, which received, amongst other things, a cheque for R40 000 from MHG Gauteng. Other beneficiaries included an old age home, a children's home, a women's crisis centre and a rehabilitation centre for the homeless.


Standard Bank
NOT TRANSFERABLE
CAPE TOWN

Pictured at the cheque handover to Casa Caritas are Joan Muller (governor), Riaan Cruywagen (patron), Craig Comrie (MHG Gauteng), Blum Khan (chief executive, MHG), Gailean Hatton-Jones (MHG Gauteng) and Maggie Coetzee (superintendent)

Sponsorship

Sponsorship provides the ideal opportunity for building emotional relationships with customers and partners while at the same time building brand loyalty. The challenge Metropolitan faces, however, is to find sponsorships that firstly have a natural fit with its brand and, secondly, add value. The ideal situation is a sponsorship that has not only economic but also social value. In the past year, Metropolitan has certainly worked towards achieving this. The focus and messaging of the group's sponsorships consistently reflected its core values of people, trust and performance: Metropolitan is about people, and people are the core of Metropolitan's sponsorships. In addition, sponsorships were used as a vehicle to build and strengthen the group's association with empowerment, HIV/AIDS and financial education.

Empowerment

To reinforce Metropolitan's position as a key player in the area of empowerment, a number of relationships and partnerships were established, most importantly with the architects of black economic empowerment (BEE), the



Daniel Johnson
Marketing manager: group brand



A jubilant Wits University celebrate their victory in the 2003 Metropolitan Premier Cup final

Black Management Forum (BMF). The group's continued support of the BMF's policy desk has placed it in the enviable position of being able to contribute to the empowerment debate in South Africa. Metropolitan's commitment to empowerment was enhanced through sponsorships such as the Western Cape Provincial Government's first BEE conference, and the International Trade Group's trade summit and SMME expo in Gauteng.

The corporate governance workshops held in Cape Town, Johannesburg, Port Elizabeth and Durban were highly successful. While Deloittes played a crucial role in facilitating these workshops, the highlight for Metropolitan was certainly the contribution of one of its board members, Prof Willie Esterhuyse. The workshops not only created useful networking opportunities, but also provided the group with the opportunity to be part of a process that empowers individuals on issues of corporate governance, thereby creating a future pool of directors.

Building the brand

Sponsorships such as the Metropolitan Premier Cup and the Eastern Cape Awards are viewed as important vehicles to build the Metropolitan brand while spreading the message



Deputy governor of the Reserve Bank, Dr Xolile Guma (right), one of the recipients of the 2003 Metropolitan Eastern Cape Awards of empowerment. The Metropolitan Premier Cup focuses on development soccer and therefore creates an opportunity for talented players to achieve self-actualisation. But it is the business and job creation possibilities generated by tournaments of this nature that provide BEE opportunities. Businesses as varied as event management, catering, security, cleansing and the production of marketing gifts create ample opportunities for emerging entrepreneurs to share in the success of the Metropolitan Premier Cup. A highlight was the screening of the final. Approximately 20 000 spectators attended the tournament and two million television viewers watched Wits University beat Tuks Academy in an exciting match which saw the Metropolitan Premier Cup being won for the first time by a team from the north.

The Metropolitan Eastern Cape Awards banquet remains the group's biggest brand-building exercise in the Eastern Cape. The purpose of the awards is firstly, to honour 'children of the Eastern Cape' who have excelled, and secondly, to showcase a very impressive list of role models to the youth of the province. The sponsorship does much to highlight the enormous human potential of one of the poorest regions in the country. Previous winners include Nelson Mandela, Walter Sisulu, Saki Macozoma, painter George Pemba, actor Winston Ntshona, business leader Kevin Wakefield, deputy governor of the Reserve Bank, Dr Xolile Guma, and CEO of South Africa's 2010 Soccer World Cup bid committee, Danny Jordaan.

HIV/AIDS

To reinforce the existing strong association between the Metropolitan brand and the anti-HIV/AIDS campaign, two of the projects that were embarked on with great success were the KFM HIV/AIDS Telethon and the Metropolitan Positive Talk Show on Khaya FM. Through these sponsorships nearly two million listeners were exposed to the Metropolitan brand and the group's commitment to fighting the pandemic.

Financial education

Like empowerment and HIV/AIDS, the sponsorship of financial education forms an important part of Metropolitan's brand strategy. The group's association with the South African Savings Institute (SASI) and the Financial Mail resulted in the first Savings Institute/Metropolitan Research Excellence awards. Metropolitan also embarked on a joint research project with the Financial Services Board. The group believes this research will provide a useful insight into financial literacy levels among consumers and their understanding of the Financial Advisory and Intermediary Services Act (FAIS) and consumer rights.

Vision for the year ahead

As a responsible corporate citizen, Metropolitan will continue to view sponsorship as a key element of its marketing mix. The group will continue to make sure that sponsorships play their role in creating an environment that can lead to good business while at the same time addressing the social challenges facing our industry and society.

Occupational health and safety

With a view to ensuring the sustainability of our business, we are committed to promoting the physical wellbeing of our employees and consequently strive to provide them with a healthy, safe and secure working environment.

Apart from making sound business sense, this objective is in line with our overall aim of enhancing the quality of life of the people in our employ. We recognise that they are our most valuable assets and we want them to be in a position to add maximum value to our operations, to their benefit as well as ours.

- We provide the services of two occupational healthcare practitioners: a full-time nursing and a part-time medical practitioner.
- Our on-site healthcare facilities are responsible for both occupational and primary healthcare.
- A safety committee, currently comprised of staff volunteers, meets regularly to monitor compliance with existing safety policies, practices and procedures, and to upgrade these on an ongoing basis.
- A security forum, tasked with providing advice and assistance on all security-related matters, was established in 2003. Their input has been and will continue to be of great value.
- We commissioned a legal compliance audit by outside consultants in September 2002 to determine whether there were areas in which we did not yet meet the requirements of the Occupational Health and Safety and the Compensation for Occupational Injuries and Diseases Acts respectively. Their report indicated that we are committed to the health and safety of our employees and are fully aware of the need for compliance in order to reduce our exposure to potential criminal and civil liabilities.



Sister Sylvia du Toit
Occupational healthcare practitioner

Sedick Samodien
Building services manager

- ▲ In July 2003 we appointed a **technical expert** to oversee the operation and maintenance of all our machinery and equipment.
- ▲ We are in the process of appointing an **executive** to assume responsibility for health and safety on a **group-wide** basis, and nominated safety representatives will be elected during the course of 2004.
- ▲ A **forensic audit** of all our security policies, practices and procedures was conducted in October 2003 and we are in the process of implementing the report recommendations. In future, we will undertake annual in-house reviews to ensure optimum protection of the company's assets in general and its staff in particular.
- ▲ Regular in-house health and safety **risk assessments** of our premises and equipment are undertaken to ensure ongoing legislative compliance; we are confident that we continue to meet the relevant legal requirements.
- ▲ **Hygiene inspections** of amenities, food production areas and sanitation arrangements are also undertaken at regular intervals by our own practitioners, with remedial action following immediately a deficiency is detected.
- ▲ In 2003, 3 163 members of staff attended primary healthcare and 1 066 sexual and reproductive **health clinics**.
- ▲ We organise **health education drives** such as diabetes awareness day and run regular health education programmes on a broad spectrum of lifestyle-related diseases such as hypercholesterol, hypertension and metabolic syndrome X. Feedback from staff has been very positive.
- ▲ **Chronic disease counselling** is available to staff. Some 300 of our employees made use of this service in 2003.
- ▲ Actual **chronic care** is provided under the Metropolitan Medical Scheme via Qualsa Healthcare, part of the Metropolitan Health Group.
- ▲ General health and safety **information and advice** is provided via our in-house newsletters and our intranet. Both these media provide useful tips on a regular basis.
- ▲ **Treatment for injuries on duty** is provided, either on site or through local medical facilities. In 2003, 12 cases of occupational injury were reported, a most pleasing improvement on the 21 cases in 2002.
- ▲ The administration of all occupational **injury claims** is handled internally, enabling the staff members concerned to remain as productive as possible and thereby saving the company money.
- ▲ As soon as the outside consultants submit their report on the **accessibility audit** undertaken towards the end of 2003, we will do whatever is necessary to make our head office complex accessible to people with disabilities.
- ▲ **Flu vaccinations** are made available annually, for which we received over 200 requests in 2003. As far as can be determined, this resulted in a significant reduction in flu-related absenteeism during winter.
- ▲ We commission regular **eye screening** services, which were utilised by 159 members of staff in 2003, more than 25% of whom were found to need glasses in order to perform at their peak.
- ▲ In May 2003 a programme known as **AIDS@work** was launched. This involves raising awareness of the epidemic and arranging for voluntary testing in conjunction with pre and post test counselling.
- ▲ The human resources department runs an **employee assistance programme**, known as the EAP, that provides confidential consultation and arranges for counselling by outside professionals where necessary. The in-house healthcare practitioners play an integral part in the EAP. Close to 600 members of staff turned to the EAP for help in 2003, receiving advice and assistance on personal problems ranging from marital conflict to grief over the loss of a loved one, alcohol and drug abuse and stress overload.
- ▲ Our HIV/AIDS and EAP policies are constantly updated to ensure compliance with current legislation and Life Offices' Association protocols. **No health or safety related claims** of a legal or regulatory nature were instituted in 2003.
- ▲ We are committed to post exposure prophylaxis (PEP), with a comprehensive PEP process having been developed in 2003 for roll-out during 2004.
- ▲ The wellness of management is monitored by way of bi-annual **executive medicals**. Advice on any follow-up that may be required is provided without delay, and progress is monitored when requested.

		9	10
		431	390
	540	3	4
...fees received	457	6	841	582
...retained - listed shares	2	605	229	208
...retained - ...	[illegible]	248	216	190
...	[illegible]	[illegible]	31	44
			(16)	(26)
				3
				492

2 384	2 068	197	152
(410)	287	325	559
342	230	1 415	(17)
141	89	(54)	2 890
199	247	4 466	
339	1 252		
1 423	(37)		
(60)	4 500		
4 921			

	4 458	2 890
...ey	228	210
...on Life		1 202
...Namibia	180	163
...litan Botswana	45	35
	4 921	4 500

contents

Financial statements

Directors' responsibility and approval

Responsibility for annual financial statements

The directors are responsible for the presentation, integrity and objectivity of the financial statements to ensure that they fairly present the state of affairs of the company and of the group at the end of the financial year, the profit and losses for the year and all other information contained therein. The directors are also responsible for both the accuracy and the consistency of other information included in the financial statements.

To enable the directors to meet these responsibilities:

- the board is guided by the management of the group by whom the financial statements have been prepared, the audit and actuarial committee of the board, the statutory actuaries and the auditors of the companies.
- the board is advised by the audit and actuarial committee, comprising only non-executive directors. The committee meets regularly with the auditors, the statutory actuaries and the management of the group to ensure that adequate internal controls are maintained, and that the financial information complies with generally accepted accounting practice. The internal and external auditors and the statutory actuaries of the companies have unrestricted access to this committee.

To the best of their knowledge and belief the directors are satisfied that no material breakdown in the operation of the systems of internal control and procedures has occurred during the year under review.

The annual financial statements have been prepared in accordance with the provisions of the South African Companies Act, 1973 as amended and the Long-term Insurance Act, 1998 as amended and comply with South African Statements of Generally Accepted Accounting Practice and guidelines issued by the Actuarial Society of South Africa.

The directors have no reason to believe that the group or any company within the group will not be a going concern in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the group and the company.

It is the responsibility of the independent auditors to report on the financial statements. In order to do so they were given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The audit report is presented on page 101.

Approval of annual financial statements

The annual financial statements, presented on pages 102 to 169, were approved by the board of directors on 9 March 2004 and are signed on its behalf by:

Gloria Tomatoe Serobe
Group chairman

Cape Town
9 March 2004

Peter Doyle
Group chief executive

Cape Town
9 March 2004

Certificate by the company secretary

In accordance with the provisions of section 268G(d) of the South African Companies Act, 1973, as amended, I certify that for the year ended 31 December 2003 the company has lodged with the registrar of companies all such returns as are required of a company in terms of the Act and that all such returns are true, correct and up to date.

Bongiwe Gobodo-Mbomvu
Company secretary - Metropolitan Holdings Limited
and Metropolitan Life Limited

Cape Town, 9 March 2004

Report of the independent auditors

We have audited the company and the group annual financial statements of Metropolitan Holdings Limited and the annual financial statements of Metropolitan Life Limited as set out on pages 102 to 107 and 114 to 168 for the year ended 31 December 2003. These financial statements are the responsibility of the directors of the companies. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. Our audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements
- assessing the accounting principles used and significant estimates made by management
- evaluating the overall financial statements presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the companies and of the group at 31 December 2003, and the results of their operations and cash flow information for the year then ended, in accordance with the South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South Africa Companies Act, 1973 as amended.

Pricewaterhouse Coopers Inc.

Ernst & Young

Chartered Accountants (SA), Registered Accountants and Auditors
Cape Town, 9 March 2004

Certificate by the statutory actuaries

It is hereby certified that:

- the valuations of Metropolitan Life Limited, Metropolitan Life (Namibia) Limited, Metropolitan Life of Botswana Limited, Metropolitan Lesotho Limited, Metropolitan International Limited and Metropolitan Odyssey Limited as at 31 December 2003, the results of which are summarised in the statutory actuaries' report on pages 115 and 129 to 132, have been conducted in accordance with, and said report has been produced in accordance with, applicable Actuarial Society of South Africa Professional Guidance Notes
- the statutory actuaries' report, read together with the financial statements, fairly presents the financial position of the group
- the insurance companies were financially sound as at the valuation date, and in our opinion are likely to remain financially sound for the foreseeable future.

Johannes Weers FIA
Statutory actuary -
Metropolitan Life Limited

Giles Waugh FIA
Statutory actuary -
Metropolitan Odyssey Limited and
Metropolitan International Limited

Murray le Roux FIA
Statutory actuary - Metropolitan Life (Namibia) Limited,
Metropolitan Life of Botswana Limited and
Metropolitan Lesotho Limited

Cape Town, 9 March 2004

Directors' report

The directors take pleasure in presenting their annual report, which forms part of the audited annual financial statements of the company and of the group for the year ended 31 December 2003.

Presentation of financial statements

International accounting standards

The group's accounting policies comply with South African Statements of Generally Accepted Accounting Practice, which are being harmonised with International Financial Reporting Standards (IFRS). Two South African exposure drafts have been issued to assist in harmonising the wording of the South African statements and interpretations with that of the IFRS, after which the harmonisation process will be concluded. New standards issued by the International Accounting Standards Board (IASB) will be issued verbatim in South Africa. To be fully compliant with IFRS the group still needs to adopt IFRS1 (AC138) First-time Application of International Financial Reporting Standards. The group is in the process of converting to IFRS and will be fully compliant by 2005 as required by the JSE Securities Exchange South Africa.

AC133 Financial instruments: recognition and measurement and ED165 Insurance contracts

A draft IFRS on Insurance Contracts (Phase I) (ED5 or South African ED165) was issued for comment on 31 July 2003. This standard is due to come into force for listed insurers in Europe and Australia in 2005. The prior implementation of AC133 in South Africa has, however, raised many uncertainties about aspects of the statement relating to the insurance sector. The equivalent international statement IAS39 is also only effective from 2005. An ongoing process to develop guidance for this sector, from both an accounting and an actuarial perspective, could result in changes to the treatment followed in these results.

Headline earnings – Circular 7/2002

With the adoption of AC133 (financial instruments: recognition and measurement), all investment assets within the group, except for originated loans, were classified as available-for-sale. It is also the group's policy to recognise capital appreciation in the market value of shareholders' investments in the income statement in the period in which it arises.

The calculation of headline earnings, according to South African Institute of Chartered Accountants (SAICA) circular 7/2002, includes capital appreciation, investment variances and actuarial basis and other changes. All these items are volatile and are therefore excluded from core headline earnings (as disclosed in the income statement and in note 18 to the financial statements) in order to present a more stable earnings figure on a comparable basis.

Annual financial statements of Metropolitan Holdings Limited and Metropolitan Life Limited

The annual financial statements of Metropolitan Life Limited, the largest operating subsidiary of the holding company, are disclosed with the Metropolitan Holdings group figures in this report. The annual financial statements of Metropolitan Holdings Limited are disclosed on pages 160 to 167.

No consolidated annual financial statements or directors' report have been provided for Metropolitan Life Limited as it is a wholly owned subsidiary of Metropolitan Holdings Limited. In the opinion of the directors, the consolidated financial statements of Metropolitan Holdings Limited best serve the needs of the users.

The registered office of Metropolitan Holdings Limited is disclosed on the inside back cover.

Adjustments to comparative figures

The following comparative figures were restated as a result of changes in allocation during 2003:

- Life insurance administration fees received were moved from investment return to administration expenses as they are deemed to be a recovery of expenses.
- Certain unit trusts were reallocated from equities to funds on deposit and other money market instruments for more appropriate disclosure.
- The reconciliation from opening to closing balance of tax is restated.
- The earnings of the share scheme trusts, previously included in asset administration, are included in the holding company results for more appropriate disclosure.

Set out below is the impact of these changes per line item on the group comparative figures.

Description	Allocation	Increase Rm	Decrease Rm
Investment return	Note 11.2		10
Administration expenses	Note 11.5		10
Equities	Balance sheet, note 3.1		32
Funds on deposit and other money market instruments	Balance sheet,	32	
Tax	note 13	-	-
Income from administration business	Income statement, note 15		4
Income from holding company	Income statement,		4
	note 16	4	

Nature of activities

The Metropolitan Holdings group comprises registered life insurance and related financial services companies that transact individual life, group schemes, employee benefits and health insurance, as well as medical aid scheme administration and other related health services, asset management business and collective investments in Africa.

Results of operations

The operating results and the financial position of the company and of the group are reflected in the balance sheet, statement of actuarial values of assets and liabilities, income statement, policyholders' fund build-up, statement of changes in equity, cash flow statement and the notes thereto.

Earnings for the year under review were R1 064 million (2002: loss R385 million), net of R53 million (2002: R52 million) goodwill written off. Core headline earnings were R434 million (2002: R378 million) and core headline earnings per share 62.09 cents (2002: 55.26 cents). Group core headline earnings were derived from the following businesses:

Analysis of core headline earnings	2003		2002	
	Rm	%	Rm	%
Retail business	**207**	**47.7**	170	45.0
Corporate business	**111**	**25.6**	94	24.9
Metropolitan Health Group	**20**	**4.6**	22	5.8
International business	**3**	**0.7**	13	3.4
Shareholders' equity	**93**	**21.4**	79	20.9
	434	**100.0**	378	100.0

The operations of the group and its major businesses are reviewed in the operational report on pages 19 to 45.

Share capital

Odd-lot offer

An offer was made to all shareholders who held in aggregate less than 100 Metropolitan Holdings Limited shares at the close of business on 12 December 2003. Shareholders were given the opportunity either to sell their odd-lot holdings to the company at the offer price of R6,53 plus a premium of 5%, or to subscribe for a sufficient number of additional Metropolitan Holdings Limited shares at the offer price in order to increase their odd-lot holdings to 100 shares, or to retain their odd-lot holdings. As a result of this offer, a net 348 160 shares at a cost of R2,4 million were bought back and cancelled and the number of shareholders reduced from 29 203 to 10 779. These shares were deducted from shareholders' equity.

Treasury shares

During the course of 2001/2002 Metropolitan Life Limited, a wholly owned subsidiary of Metropolitan Holdings Limited, acquired 41 million shares in the latter through the JSE Securities Exchange South Africa. The total amount of R344 million paid to acquire these shares was deducted from shareholders' equity. The total shareholding in Metropolitan Holdings Limited currently held by subsidiary companies on behalf of policyholders and shareholders is 10%. The general buy-back authority was originally granted during 2001 and renewed by shareholders on 27 May 2003. The abovementioned transaction was in accordance with the company's constitution and complied with all aspects of the South African Companies Act,1973 as amended, and the requirements of the JSE Securities Exchange South Africa.

Share options

The group has not issued any share options.

Shareholders' dividend

An interim dividend of 18.00 cents per ordinary share was declared in September 2003 and paid in October 2003. On 9 March 2004 a final dividend of 25.00 cents per ordinary share was declared, payable to the holders of ordinary shares recorded in the register of the company at the close of business on Friday, 2 April 2004, and will be paid on Monday, 5 April 2004. The last day to trade "cum" dividend will be Friday, 26 March 2004. The shares commence trading "ex" dividend from the commencement of business on Monday, 29 March 2003. Share certificates may not be dematerialised or rematerialised between Monday, 29 March and Friday 2 April 2004, both days inclusive. Estimated secondary tax on companies of R20 million is payable on the declared dividend.

A dividend was also declared on the unlisted shares in the share purchase scheme, as provided for in the trust deed.

The directors are unanimously of the opinion that, for the 12 months after the date of the declaration:

- The company will be able to pay its debts as they become due in the ordinary course of business.
- The consolidated assets of the company, fairly valued in accordance with Generally Accepted Accounting Practice, will, after the dividend payment, not be less than the consolidated liabilities of the company.

Directorate and secretary

Information regarding the directors and secretary of the company are listed on page 59 in the corporate governance report. The directors of Metropolitan Life Limited are set out on the inside back cover.

Directors' interest

During the financial year no contracts that significantly affected the business of the group were entered into in which directors of the company had an interest. The directors had no interest in any third party or company responsible for managing any of the business activities of the group.

Directors' shareholding

The aggregate direct and indirect holdings of the directors of the company at 31 December 2003 are set out below. The directors purchased these shares at ruling market prices. Executive directors participate in the share purchase scheme. At 31 December 2003, loans of R27 million (2002: R27 million) were owed by the executive directors to the share trust in terms of the share purchase scheme.

No shares in the share purchase scheme were allocated to executive directors during the course of the year. No other changes occurred between the financial year-end and the approval of the financial statements. The detail in terms of the listings requirements of the JSE Securities Exchange South Africa is set out on pages 60 and 61 in the corporate governance report.

	Direct		Indirect		Total	Total
		Non-		Non-		
	Beneficial	beneficial	Beneficial	beneficial	2003	2002
	'000	'000	'000	'000	'000	'000
Listed						
Executive directors	64			778	**842**	842
Non-executive directors	4	59	105		**168**	167
Unlisted *(share purchase scheme)*						
Executive directors	3 446				**3 446**	3 446
	3 514	59	105	778	**4 456**	4 455

Directors' emoluments

The executive directors have standard employment contracts with the company or its subsidiaries. There are no additional costs to the group. The aggregate remuneration of the directors is set out below. The detail in terms of the listings requirements of the JSE Securities Exchange South Africa is set out on page 62 in the corporate governance report.

	Fees R'000	Annual package R'000	Bonus R'000	Pension fund contribution R'000	Total 2003 R'000	Total 2002 R'000
Executive		4 072	950	545	**5 567**	4 529
Non-executive	2 531				**2 531**	1 456
	2 531	4 072	950	545	**8 098**	5 985

The chairman is also entitled to a company car at a benefit value of R71 420 (2002:R100 000).

Special resolutions

General meeting – 26 November 2003

At a general meeting of shareholders of the company held on 26 November 2003 the following special resolutions were approved:

Name change

The name of the holding company was changed from "New Africa Capital Limited" to "Metropolitan Holdings Limited" with effect from 15 December 2003.

Odd-lot offer

The articles of association of the company were amended by the addition of a new article 131 which allows the directors of the company, with the approval of an ordinary resolution passed at a general meeting of shareholders of the company, to implement an odd-lot offer to the company's shareholders.

The company was authorised, as a specific approval in terms of section 85 of the South African Companies Act, 1973 as amended to repurchase the shares of those odd-lot holders who elected to sell their odd-lot holdings to the company.

Specific approval to repurchase company shares

The company was authorised, as a specific approval in terms of section 85 of the South African Companies Act, 1973 as amended, to repurchase 36 356 142 ordinary shares held by New Africa Investments Limited (NAIL) or its successors-in-title at the time that such acquisition is agreed. This specific authority is subject to a number of limitations and is to remain valid until the next annual general meeting of shareholders of the company.

Annual general meeting – 27 May 2003

At the annual general meeting of shareholders of the company held on 27 May 2003, the board of directors was authorised, by way of a general approval given in terms of section 85(2) of the South African Companies Act, 1973 as amended, to enable the company or a subsidiary company to acquire up to a maximum of 20% of its own issued share capital or 10% of its holding company's issued share capital. Such authority is to remain valid until the company's next annual general meeting, but not beyond a period of 15 months after the date of this resolution.

Corporate transactions

American Depositary Receipt programme (ADR)

Metropolitan Holdings Limited has established an ADR programme in the United States to facilitate US investment in its shares. ADRs are US dollar-denominated receipts that trade in the US equity markets, and represent foreign shares. An ADR programme enables the listed company to broaden its shareholder base, gives greater liquidity to its shares and creates a convenient acquisition currency for foreign shareholders.

The Securities and Exchange Commission (SEC), Washington DC granted Metropolitan Holdings Limited Rule 12g3-2(b) exemption (exemption number 82-34755). This rule exempts the company from complying with SEC listing requirements, including compliance with US GAAP and the Sarbanes-Oxley Act.

Form-F6, the registration statement for depositary shares required by the US Securities Act, was filed with the SEC on 18 December 2003 and made effective from 30 December 2003 (registration number 333-111300 and CUSIP number 592144 10 9).

Each American Depositary share represents 10 Metropolitan Holdings Limited shares held by the Bank of New York acting as depositary.

Metropolitan Life (Namibia) Limited

A staff share trust was created for the staff of Metropolitan Life (Namibia) Limited during 2002. In terms of the trust deed Metropolitan Life (Namibia) Limited can issue up to 15% of its issued share capital as new shares to staff over the next five to ten years. An initial 2.8% was issued to staff during June 2002, with annual allocations to follow. An annual allocation of 1.5% was made during 2003. As a result of the shares issued to staff during 2003, the group's investment in its Namibian subsidiary reduced to 78.7%.

Post balance sheet events

No material post balance sheet events occurred between the balance sheet date and the date of approval of the annual financial statements.

Report on group embedded value

At 31 December 2003

Definition of embedded value

This report sets out the embedded value and the value of new business of Metropolitan Holdings Limited and its subsidiaries. An embedded value represents the discounted value of expected after-tax future profits from the current business. The embedded value is defined as:

- the shareholders' net assets, adjusted to fair value
- plus the value of in-force business after allowing for the cost of capital in respect of the in-force business.

Embedded value results

Embedded value

	2003 Rm	2002 Rm
Excess – group as per actuarial statement	**5 860**	5 072
Adjustments for:		
Surplus in 90:10 fund and goodwill	**(807)**	(927)
Holding company expenses	**(220)**	(163)
Write up to fair value for:		
Asset management	**150**	139
Health administration	**74**	43
Adjusted net asset value	**5 057**	4 164
Net value of in-force business	**2 493**	2 159
Individual life	**1 993**	1 745
Gross value of in-force business	**2 078**	1 860
Less: Cost of capital	**(85)**	(115)
Employee benefits	**500**	414
Gross value of in-force business	**564**	538
Less: Cost of capital	**(64)**	(124)
Embedded value	**7 550**	6 323
Embedded value per share (cents)	**1 068**	911
Adjusted net asset value per share (cents)	**715**	600
Net number of shares in issue (million) (net of 41 million treasury shares)	**707**	694

The adjustment for the surplus in the 90:10 fund is required because that surplus is not included in the value of shareholders' net assets for embedded value purposes. The reason for the exclusion is that distributable earnings for that fund are determined according to the articles of association of the original company, Commercial Union Life Assurance Company of South Africa Limited, as required by the transfer agreement of the fund from that company to Metropolitan Life Limited, and are primarily one ninth of the cost of bonuses payable to policyholders. The expected future value of these distributable earnings represents the full extent of the shareholders' entitlement with respect to the 90:10 fund and is included in the value of in-force business.

The holding company expenses reflect the present value of projected recurring expenses of that company.

The adjustment for goodwill is goodwill arising on purchase, less amounts written off to date, in respect of Metropolitan Odyssey, the 90:10 fund and the Metropolitan Health Group.

Value of life insurance new business

	2003 Rm	2002 Rm
Retail business	**58**	–
Gross value of new business	**61**	8
Less: Cost of capital	**(3)**	(8)
Corporate business	**34**	60
Gross value of new business	**37**	67
Less: Cost of capital	**(3)**	(7)
International business *	**11**	8
Gross value of new business	**12**	10
Less: Cost of capital	**(1)**	(2)
	103	68

** Net of outside shareholders*

New business premiums

	2003 Rm	2002 Rm
Recurring premiums		
Retail business	**608**	505
Corporate business	**178**	213
International business *	**98**	111
Individual life	**84**	92
Employee benefits	**14**	19
	884	829
Single premiums		
Retail business	**1 019**	882
Corporate business	**1 398**	1 556
International business *	**67**	54
	2 484	2 492
Annual premium equivalent (APE)	**1 132**	1 078

** Net of outside shareholders*

The value of new business shows the embedded value added as a result of writing new business. The value of new business is calculated as the present value (at point of sale) of the projected after-tax profits of the new business sold during the financial year after allowing for the cost of capital required in respect of the business written.

Profitability of new business

	Margin	
	2003 %	2002 %
Retail business	**8.2**	0.0
Corporate business	**10.7**	16.3
International business	**10.5**	6.9
	9.1	6.3

Profitability is the value of new business as a % of annual premium equivalent (APE).

Value of non-life new business

	2003 Rm	2002 Rm
Asset management	**36**	50
Health administration	**36**	14

Changes in bases and assumptions

Metropolitan Holdings continually reviews its embedded value methodologies to align them with evolving practice and to ensure consistency with other life insurers.

Assumptions

The main assumptions used in the embedded value calculations are described below.

Economic

	2003 % per annum	2002 % per annum
Risk discount rate	**11.8**	14.3
Investment returns (before tax) – smoothed bonus	**10.7**	12.2
Expense inflation rate	**6.5**	8.0

The investment return assumption was determined with reference to the market interest rate on South African government stock at the valuation date. A notional long-term asset distribution was used to calculate a weighted expected investment return by adding the following premiums/(discounts) to the market interest rate of 9.3% per annum (2002: 10.8%) on South African government stock as at 31 December 2003.

	% premium/ (discount) per annum	Gross return (% per annum) 2003	Gross return (% per annum) 2002
Equities	2.0	**11.3**	12.8
Properties	2.0	**11.3**	12.8
Government stock	–	**9.3**	10.8
Cash	(2.0)	**7.3**	8.8

Non-economic

The embedded value calculation uses the same best estimate assumptions with respect to future experience as those used in the financial soundness valuation.

The embedded value of in-force business includes the expected value of future premium increases resulting from premium indexation arrangements on in-force business. The value of new business excludes premium increases during the current year resulting from premium indexation arrangements in respect of in-force business, but includes the expected value of future premium increases in respect of new policies written during the current financial year.

Secondary tax on companies (STC) was allowed for at a rate of 7% (2002: 6%) of the value of in-force business.

Valuation of non-life subsidiaries

	Net asset value as per balance sheet Rm	Write-up to fair value Rm	Embedded value Rm
Asset management	43	150	**193**
Health administration	281	74	**355**

Sensitivity of the in-force value and the value of new business

This section illustrates the effect of different assumptions on the value of in-force business, the value of new business and the cost of capital. For each sensitivity illustrated, all other assumptions have been left unchanged and, with the exception of the first two sensitivities, the central discount rate has been used. Note that the valuation basis does not change but only the assumed experience in the embedded value basis.

The table below shows the impact on the values of in-force and new business and cost of capital of a 1% change in the risk discount rate. It also shows the impact of independent changes in a range of other experience assumptions. The effect of an equivalent improvement in these experience assumptions would be to increase the base values by a percentage approximately equal to the reductions shown below.

		Change in base value of: In-force business %	New business %	Notes
1%	Increase in risk discount rate	(5.5)	(9.4)	(i)
1%	Reduction in risk discount rate	5.8	10.6	(i)
10%	Increase in initial/maintenance and recurring expenses	(7.1)	(15.5)	(ii)
1%	Increase in expense and salary inflation	(3.0)	(4.1)	(ii)
10%	Increase in assumed lapses and surrenders	(1.6)	(8.1)	
10%	Increase in mortality and morbidity for assurances/ decrease in mortality for annuities	(17.2)	(62.2)	(ii)
1%	Reduction in assumed investment return	(10.7)	(6.2)	(iii)
10%	Fall in the market value of assets	(6.0)		
10%	Reduction in the premium indexation take-up rate (from 60% to 50%)	(1.6)	(4.7)	
10%	Reduction in the number of new policies written		(22.9)	
10%	Increase in non-commission related acquisition expenses		(19.6)	
1%	Increase in risk discount rate impact on cost of CAR	(2.3)		(iv)
1%	Reduction in risk discount rate impact on cost of CAR	2.7		(iv)
Base value before cost of CAR (rand million)		2 642	110	

Notes:

(i) The risk discount rate appropriate to an investor depends on the investor's own requirements, tax position and perception of the risks associated with the realisation of the future profits of Metropolitan Holdings Limited and its subsidiaries.

(ii) No corresponding changes in variable policy charges are assumed, although in practice it is likely that variable charges will be modified according to circumstances.

(iii) Bonus rates are assumed to change commensurately.

(iv) A change in the risk discount rate also has a noticeable effect on the cost of holding the required CAR levels. The sensitivity of the cost of CAR to changes in the other assumptions was tested and found to be immaterial (under 0.1%). Other sensitivities above exclude the impact on the cost of CAR.

Analysis of change in group embedded value

The table below summarises the analysis of the change in group embedded value over the 2003 financial year.

	Non-life business Rm	Life business Rm	2003 Total Rm	2002 Total Rm
Profit from new business	75	109	**184**	141
Point of sale	72	103	**175**	132
Expected return to end of year	3	6	**9**	9
Profit from existing business	(118)	492	**374**	(51)
Expected return	55	298	**353**	425
Operating experience variances	(47)	(3)	**(50)**	(204)
Operating assumption changes	(126)	197	**71**	(272)
Embedded value profit from operations	(43)	601	**558**	90
Investment return on net worth	144	464	**608**	(566)
Economic assumption changes	32	160	**192**	(29)
Investment variances	2	63	**65**	(347)
Exchange rate movements	–	(6)	**(6)**	(5)
Total embedded value profit	135	1 282	**1 417**	(857)
Capital raised	64	15	**79**	174
Dividend paid	11	(278)	**(267)**	(287)
Share buy-back and share issue costs	(2)	–	**(2)**	(260)
Increase in embedded value	208	1 019	**1 227**	(1 230)
Return on embedded value (%)			**22.4**	(11.3)

Notes:

(i) Investment return on net worth represents the actual return on shareholders' net assets (excluding the write-up on subsidiaries).

(ii) Changes in operating (non-economic) assumptions represent the changes in mortality, morbidity, withdrawal and expense assumptions.

(iii) *Changes in economic assumptions represent the changes in the risk discount rate, future investment return and inflation assumptions.*

Deloitte.

PO Box 578
Cape Town 8000
South Africa

Deloitte & Touche
Actuarial & Insurance Solutions
Brookside
11 Lansdowne Road
Claremont 7708
Docex 5 Claremont

Tel: +27 (0)21 670 1500
Fax: +27 (0)21 674 0265
www.deloitte.com

The Directors
Metropolitan Holdings Limited
PO Box 2212
Bellville
7535

5 March 2004

Ladies and Gentlemen

EMBEDDED VALUE OF METROPOLITAN HOLDINGS LIMITED

We have reviewed the derivation of the Embedded Value and the Value of New Business written in the 12 months to 31 December 2003 of Metropolitan Holdings Limited and its subsidiaries.

We have reviewed the methodology and assumptions underlying the calculations. We are satisfied that they have been determined in accordance with generally accepted actuarial principles, are consistent with the requirements of PGN107 and that they have been applied consistently across business units and over time. We have also reviewed the calculations and the reasonableness of the results. We consider the results to be appropriate for the purpose of publication in the annual report of Metropolitan Holdings Limited.

In preparing this statement we have relied on information supplied to us by Metropolitan Holdings Limited. This includes information on the shareholders' net assets as at 31 December 2003, information on the policy data and operations including expected management actions, and summaries of recent operating experience. We have reviewed this information for overall reasonableness, but have not carried out independent checks on the information.

Yours faithfully

J R Graham

J R GRAHAM

Fellow of the Institute of Actuaries
Fellow of the Actuarial Society of South Africa

A B RAYNER

Fellow of the Institute of Actuaries
Fellow of the Actuarial Society of South Africa

Balance sheet

At 31 December 2003

	Group 2003 Rm	Group 2002 Rm	Metropolitan Life Ltd 2003 Rm	Metropolitan Life Ltd 2002 Rm	Notes
Assets					
Non-current assets					
Investment assets	**34 930**	30 279	**31 301**	27 136	1
Investment property	**2 319**	2 327	**1 086**	1 125	2
Equities	**19 485**	17 407	**17 306**	15 418	3.1
Government stock	**3 905**	2 586	**3 443**	2 288	
Stock of and loans to other public bodies	**4 459**	3 778	**4 336**	3 722	
Debentures and loans	**760**	636	**794**	678	
Policy loans	**416**	429	**378**	392	
Funds on deposit and other money market instruments	**3 586**	3 116	**2 854**	2 421	
Interest in subsidiary companies			**1 104**	1 092	4
Goodwill	**337**	389	**78**	92	5
Intangible assets	**81**	97	**81**	97	6
Deferred tax	**24**	40	**15**	30	7
Tangible assets	**121**	126	**85**	86	8
Current assets					
Receivables	**1 325**	1 189	**977**	943	9
Cash and cash equivalents	**290**	279	**196**	226	
Total assets	**37 108**	32 399	**32 733**	28 610	
Equity and liabilities					
Capital and reserves	**5 199**	4 329	**3 642**	2 866	
Share capital	**2 196**	2 119	**624**	624	10
Non-distributable reserve	**–**	33	–	33	
Foreign currency translation reserve	**3**	7			
Distributable reserve	**3 000**	2 170	**3 018**	2 209	
Outside shareholders' interest	**72**	52			
Non-current liabilities	**30 268**	26 610	**27 817**	24 584	
Policyholders' fund	**30 231**	26 600	**27 817**	24 584	11
Deferred tax	**37**	10	**–**	–	7
Current liabilities	**1 569**	1 408	**1 274**	1 160	
Other current liabilities	**1 306**	1 134	**1 055**	947	12
Tax	**106**	117	**87**	79	13
Provision for liabilities and charges	**157**	157	**132**	134	14
Total equity and liabilities	**37 108**	32 399	**32 733**	28 610	

Statement of actuarial values of assets and liabilities

At 31 December 2003

	Insurance business		Metropolitan Life Ltd		
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm	Notes
Total assets as per balance sheet	**37 108**	32 399	**32 733**	28 610	
Outside shareholders' interest as per balance sheet	**(72)**	(52)			
Deferred tax as per balance sheet	**(37)**	(10)	**–**	–	
Current liabilities as per balance sheet	**(1 569)**	(1 408)	**(1 274)**	(1 160)	
Net assets – group	**35 430**	30 929	**31 459**	27 450	
Actuarial value of policy liabilities	**(29 570)**	(25 857)	**(27 156)**	(23 841)	11
Excess – group	**5 860**	5 072	**4 303**	3 609	
Net assets – non-insurance companies	**(1 165)**	(984)			
Excess – insurance and investment business	**4 695**	4 088	**4 303**	3 609	
Analysis of change in excess – insurance and investment business					
Change in excess	**607**	(651)	**694**	265	
Increase in share capital	**(15)**	(7)	**–**	–	
Dividend paid	**278**	313	**65**	311	
Acquisition of 90:10 fund surplus			**–**	(848)	
Foreign currency translation changes	**4**	5			
Total surplus arising during year	**874**	(340)	**759**	(272)	
Analysis of surplus arising during year					
Operating profit	**246**	246	**231**	237	
Investment income on excess	**163**	137	**130**	118	
Capital appreciation on excess	**406**	(699)	**380**	(607)	
Investment variances	**10**	(85)	**10**	(85)	
Basis and other changes	**49**	61	**8**	65	
Total surplus arising during year	**874**	(340)	**759**	(272)	
Surplus arising (90:10 fund)	**50**	117	**50**	117	
Shareholder's earnings (90:10 fund)	**33**	(12)	**33**	(12)	
Net consolidation adjustments	**16**	(21)			
Net profit from insurance and investment business	**973**	(256)	**842**	(167)	
Shareholders' tax paid	**217**	5	**200**	(25)	
Goodwill amortised	**15**	15	**15**	15	
Income from insurance and investment business before tax and goodwill	**1 205**	(236)	**1 057**	(177)	
Capital adequacy requirement (CAR) (Rm)	**1 640**	1 726	**1 503**	1 613	
Ratio of group excess assets to CAR (times)	**3.6**	2.9			
Ratio of insurance and investment business excess to CAR (times)	**2.9**	2.4	**2.9**	2.2	

The actuarial valuation bases and assumptions for calculating CAR are set out on pages 129 to 132.

Income statement

For the year ended 31 December 2003

	Group		Metropolitan Life Ltd		
	2003 Rm	2002 Rm	2003 Rm	2002 Rm	Notes
Income from insurance and investment business	**1 205**	(236)	**1 057**	(177)	
Income from administration business	**65**	62			15.3
Revenue	**397**	398			
Administration expenses	**(332)**	(336)			
Income from holding company	**140**	(131)			16
Revenue	**174**	(107)			
Administration expenses	**(34)**	(24)			
Income before goodwill and tax	**1 410**	(305)	**1 057**	(177)	
Goodwill amortised	**(53)**	(52)	**(15)**	(15)	5
Income before tax	**1 357**	(357)	**1 042**	(192)	
Shareholders' tax paid	**(272)**	(25)	**(200)**	25	17
Income after tax	**1 085**	(382)	**842**	(167)	
Outside shareholders' share of profit	**(21)**	(3)			
Earnings	**1 064**	(385)	**842**	(167)	
Headline earnings (1)	**1 117**	(333)			18.3
Core headline earnings (2)	**434**	378			18.3
Earnings per share (cents)	**152.22**	(56.29)			18
Headline earnings per share (cents)	**159.80**	(48.68)			
Core headline earnings per share (cents)	**62.09**	55.26			
Weighted average shares in issue (million)	**699**	684			18
Dividend per share (cents)					
Interim	**18.00**	17.50	**8.93**	18.39	
Final	**25.00**	20.50	**31.60**	–	
Total	**43.00**	38.00	**40.53**	18.39	

(1) Headline earnings consist of operating profit, investment income, capital appreciation/(depreciation), investment variances and basis and other changes.

(2) Capital appreciation/(depreciation), investment variances and basis and other changes can be volatile; therefore core headline earnings have been disclosed that comprise operating profit and investment income on shareholders' assets only.

Policyholders' fund

At 31 December 2003

	Group		Metropolitan Life Ltd		
	2003 Rm	2002 Rm	2003 Rm	2002 Rm	Notes
Balance at beginning	**26 600**	27 048	**24 584**	20 355	
Inflow	**11 454**	5 583	**10 116**	4 964	
Premiums received	**7 084**	6 824	**6 107**	6 007	11.1
Investment return	**4 370**	(1 241)	**4 009**	(1 043)	11.2
Outgo	**(6 606)**	(6 277)	**(5 826)**	(5 570)	
Payments to policyholders	**(5 115)**	(4 921)	**(4 653)**	(4 466)	11.3
Sales and distribution costs	**(741)**	(642)	**(549)**	(505)	11.4
Administration expenses	**(769)**	(697)	**(666)**	(602)	11.5
Policyholders' tax paid	**19**	(17)	**42**	3	11.6
Income from insurance and investment business	**(1 205)**	236	**(1 057)**	177	
Foreign currency translation changes	**(12)**	10			
Acquisition of life business			**–**	4 658	
Balance at end	**30 231**	26 600	**27 817**	24 584	11
Policy liabilities per statement of actuarial values of assets and liabilities	**29 570**	25 857	**27 156**	23 841	
Insurance contracts	**23 948**	21 172	**21 641**	19 209	
Investment contracts	**5 622**	4 685	**5 515**	4 632	
Surplus in 90:10 fund	**661**	743	**661**	743	
	30 231	26 600	**27 817**	24 584	

Statement of changes in equity
For the year ended 31 December 2003

	Share capital Rm	Share premium Rm	Distributable reserve Rm	Other reserves Rm	Total Rm	Notes
					Group	
Balance at 31 December 2001	–	2 205	2 875	21	5 101	
Issue of share capital	–	174			174	10
Treasury shares acquired	–	(110)			(110)	10
Shares acquired and cancelled	–	(150)			(150)	10
Revaluation of owner-occupied properties			(33)	33	–	
Foreign currency translation changes				(4)	(4)	
Transfer to policyholders' fund				(10)	(10)	
Earnings			(385)		(385)	18
Dividend paid			(287)		(287)	
Balance at 31 December 2002	–	2 119	2 170	40	4 329	
Issue of share capital		**79**			**79**	10
Shares acquired and cancelled		**(2)**			**(2)**	10
Revaluation of owner-occupied properties			**33**	**(33)**	**–**	
Foreign currency translation changes				**(4)**	**(4)**	
Earnings			**1 064**		**1 064**	18
Dividend paid			**(267)**		**(267)**	
Balance at 31 December 2003	**–**	**2 196**	**3 000**	**3**	**5 199**	

Statement of changes in equity
For the year ended 31 December 2003

	Share capital Rm	Share premium Rm	Distributable reserve Rm	Non-distributable reserve Rm	Total Rm
					Metropolitan Life Ltd
Balance at 31 December 2001	314	310	2 720	–	3 344
Revaluation of owner-occupied properties			(33)	33	–
Earnings			(167)		(167)
Dividend paid			(311)		(311)
Balance at 31 December 2002	314	310	2 209	33	2 866
Revaluation of owner-occupied properties			**33**	**(33)**	**–**
Earnings			**842**		**842**
Dividend paid			**(65)**		**(65)**
Balance at 31 December 2003	**314**	**310**	**3 018**	**–**	**3 642**

Cash flow statement

For the year ended 31 December 2003

	Group		Metropolitan Life Ltd		
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm	Notes
Cash flow from operating activities					
Income before goodwill and tax	**1 410**	(305)	**1 057**	(177)	
Adjustments for					
Policyholders' tax paid	**(19)**	17	**(42)**	(3)	
Non-cash items	**3 756**	(409)	**3 326**	(396)	19.1
Realised and unrealised capital (appreciation)/ depreciation	**(2 742)**	3 271	**(2 373)**	2 844	11.2, 15, 16
Operating surplus before working capital changes	**2 405**	2 574	**1 968**	2 268	
Working capital changes					
Current assets	**(136)**	25	**(34)**	38	19.2
Current liabilities	**172**	96	**106**	125	19.3
Cash flow from operations	**2 441**	2 695	**2 040**	2 431	
Tax paid	**(221)**	(347)	**(135)**	(295)	19.4
Dividend paid	**(267)**	(287)	**(65)**	(311)	
Net cash inflow from operating activities	**1 953**	2 061	**1 840**	1 825	
Cash flow from investing activities					
Investment property	**33**	1	**3**	12	
Equities	**388**	12	**275**	16	
Government stock	**(1 091)**	24	**(954)**	102	
Stock of and loans to other public bodies	**(658)**	(1 397)	**(594)**	(1 399)	
Debentures and loans	**(175)**	(205)	**(89)**	(150)	
Policy loans	**13**	12	**14**	13	
Interest in subsidiary companies			**(50)**	107	
Investment assets	**(1 490)**	(1 553)	**(1 395)**	(1 299)	
Acquisition of life business – net of cash acquired	**(1)**		**(1)**	251	19.5
Acquisition of further interest in subsidiaries		(66)			
Intangible assets	**(8)**	(40)	**(8)**	(40)	
Tangible assets	**(50)**	(46)	**(33)**	(35)	
Net cash outflow from investing activities	**(1 549)**	(1 705)	**(1 437)**	(1 123)	
Cash flow from financing activities					
Shares issued	**79**	174	**–**	–	
Shares repurchased and cancelled	**(2)**	(150)			
Purchase of treasury shares	**–**	(110)			
Net cash in/(out)flow from financing activities	**77**	(86)	**–**	–	
Net cash flow	**481**	270	**403**	702	
Cash resources and funds on deposit at beginning	**3 395**	3 125	**2 647**	1 945	
Cash resources and funds on deposit at end	**3 876**	3 395	**3 050**	2 647	19.6

Segmental report

31 December 2003	Retail Rm	Corporate Rm	Health Rm	International Rm	Group Total Rm
Balance sheet					
Total assets excluding deferred tax	20 002	14 491	290	1 494	36 277
South Africa	20 002	14 491	290	103	34 886
Namibia				987	987
Botswana				346	346
Lesotho				58	58
Holding company assets					1 087
Deferred tax					24
Consolidation adjustments					(280)
Total assets per balance sheet					37 108
Total liabilities excluding tax	17 765	12 794	25	1 143	31 727
South Africa	17 765	12 794	25	2	30 586
Namibia				827	827
Botswana				263	263
Lesotho				51	51
Holding company liabilities					8
Deferred tax and tax					143
Outside shareholders' interest					72
Capital and reserves					5 199
Consolidation adjustments					(41)
Total equity and liabilities per balance sheet					37 108
Income statement					
Income from insurance business	988	110		107	1 205
South Africa	988	110		21	1 119
Namibia				62	62
Botswana				31	31
Lesotho				(7)	(7)
Income from administration business		34	25	6	65
South Africa		34	25		59
Namibia				6	6
Income from holding company					140
Income before goodwill and tax					1 410
Depreciation included in expenses	57	5	17	1	80
Goodwill amortised	22	–	31	–	53

Segmental report

31 December 2002	Retail Rm	Corporate Rm	Health Rm	International Rm	Group Total Rm
Balance sheet					
Total assets excluding deferred tax	24 885	5 531	281	1 080	31 777
South Africa	24 885	5 531	281		30 697
Namibia				812	812
Botswana				268	268
Holding company assets					831
Deferred tax					40
Consolidation adjustments					(249)
Total assets per balance sheet					32 399
Total liabilities excluding tax	22 074	4 917	36	870	27 897
South Africa	22 074	4 917	36		27 027
Namibia				668	668
Botswana				202	202
Holding company liabilities					5
Deferred tax and tax					127
Outside shareholders' interest					52
Capital and reserves					4 329
Consolidation adjustments					(11)
Total equity and liabilities per balance sheet					32 399
Income statement					
Income from insurance business	(176)	(60)		–	(236)
South Africa	(176)	(60)			(236)
Namibia				–	–
Botswana				–	–
Income from administration business		30	28	4	62
South Africa		30	28		58
Namibia				4	4
Income from holding company					(131)
Income before goodwill and tax					(305)
Depreciation included in expenses	47	8	23	2	80
Goodwill amortised	23	–	29	–	52

Group accounting policies

Basis of preparation

The accounting policies adopted by the group comply with Statements of Generally Accepted Accounting Practice in South Africa as well as the requirements of the South African Companies Act, 1973 as amended, the Long-term Insurance Act, 1998 as amended and the guidelines issued by the Actuarial Society of South Africa. The preparation of financial statements, accordingly, requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and actuarial techniques. The group constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate.

The consolidated financial statements are prepared on the fair value basis, except for tangible assets, loans with indeterminable maturity dates and originated loans. Owner-occupied properties are depreciated, but annually restated to fair value. The more important accounting policies adopted by the group, which are consistent with the prior year, are as follows:

Consolidation

The consolidated annual financial statements include those of the company, its subsidiaries and associated companies. Subsidiary undertakings, which are those companies in which the group, directly or indirectly, has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the group and are no longer consolidated from the date of disposal.

All subsidiaries have financial years ending on 31 December and are consolidated to that date. The accounting policies for subsidiaries are consistent, in all material respects, with the policies adopted by the group. Separate disclosure is made of minority interests. All material inter-company balances and unrealised surpluses and deficits on transactions between group companies have been eliminated.

Related parties

Metropolitan Holdings Limited does not have a controlling shareholder. Information regarding the major shareholders is provided on page 72 of the investor relations report. All subsidiaries and associated companies of the group are related parties. A list of the major subsidiaries is included in annexure 1 of these statements. Details of loans to and from subsidiaries are also provided in note 24.7.

There were no material contracts with directors.

Property

Investment property

Investment properties are held to earn rentals and for capital appreciation for the benefit of shareholders and policyholders as appropriate.

Owner-occupied property

Owner-occupied properties are held for use in the supply of services or for administrative purposes and for capital appreciation for the benefit of policyholders. Properties occupied more than 10% by the group are classified as owner-occupied. Owner-occupied properties held on behalf of shareholders are depreciated over 50 years on the straight-line basis. Owner-occupied properties held on behalf of policyholders are not depreciated as they are held as part of the portfolio of investment assets.

Property under development

Properties under development are properties under construction that are not yet available to earn rentals or to use in the supply of services or to use for administrative purposes. Once construction is complete, the properties are transferred to investment properties or owner-occupied properties as appropriate.

Measurement

Both investment properties and owner-occupied properties are valued at open-market fair value at the balance sheet date. The open-market fair value is determined as being the present value of net rental income, discounted for the different types of properties at the market rates applicable at the financial year-end. Selected properties are valued externally, on a three-year cycle, to confirm the fair value of the portfolio. Investment properties are not depreciated whereas accumulated depreciation relating to owner-occupied properties is eliminated against the gross carrying amount of the assets. A non-distributable reserve is created for the revaluation surplus arising from these properties. Undeveloped land is valued at estimated net realisable value. Properties under development are valued at development costs incurred.

Gains and losses

Unrealised gains or losses arising on the valuation of completed properties and realised gains or losses on disposal of properties are, where attributable to the shareholders' excess, included in income from insurance and investment business in the income statement and, where attributable to policyholders, included in investment return in the policyholders' fund.

Financial instruments

Recognition and measurement

Financial instruments include investment assets, receivables and creditors. Marketable securities are recognised on trade date and all financial instruments are initially recognised at cost; thereafter they are carried at their estimated fair value. All investment assets, except for originated loans, are classified as available-for-sale.

Marketable securities

Fair value is estimated as follows:

- *Equities*

  The value of listed shares is the closing bid price on the respective stock exchanges as at the financial year-end while unlisted shares are valued by the directors using a variety of methods and assumptions that are based on market conditions existing at each balance sheet date.
- *Unit trusts*

  Units in collective investments are valued at the re-purchase value.
- *Derivatives*

  Listed derivative instruments are valued at the South African Futures Exchange ruling price and the value of unlisted derivatives is determined by the directors, using generally accepted models.
- *Stock and debentures*

  For fixed interest stock and debentures, fair values are determined as being the present value of future interest and capital redemption proceeds discounted at market rates at financial year-end.

Other investments

Other investments, which include mortgages, loans, deposits, money market securities and unlisted shares, are valued at fair value using appropriate models. Loans with an unknown maturity date are valued at cost.

Gains and losses

Gains and losses arising from a change in value or on disposal of financial instruments at fair value are, where attributable to the shareholders' excess, included in income from insurance and investment business in the income statement and, where attributable to policyholders, included in investment return in the policyholders' fund.

Offsetting

Financial assets and liabilities are set off and the net

balance reported in the balance sheet where there is a legally enforceable right to set off; where it is the intention to settle on a net basis or to realise the asset and settle the liability simultaneously; where the maturity date for the financial asset and liability is the same; and where the financial asset and liability are denominated in the same currency.

Scrip lending

Scrip lending agreements are entered into only with appropriately accredited institutions. The equities or bonds on loan, and not the collateral security, are reflected in the balance sheet of the group at year-end. Scrip lending fees received are included in the income statement as investment income where attributable to shareholders and as investment return in the policyholders' fund where attributable to policyholders.

Treasury shares

Treasury shares held by a subsidiary are accounted for in accordance with the policies on financial instruments under marketable securities. On consolidation, the treasury shares held are eliminated and presented as a change in equity. No gain or loss is recognised in the income statement on the re-sale, re-issuance or cancellation of these shares. Consideration received on a subsequent sale is similarly presented as a change in equity.

Associated companies

An associated company is one over which the group has the ability to exercise significant influence, but not control, and which it intends to hold as a long-term investment on behalf of shareholders. Investments in associated companies are stated at the group's proportionate share of net asset value. The group's share of post-acquisition results of associated companies is incorporated in the financial statements using the equity method of accounting, from the effective dates of their acquisition until the effective dates of their disposal.

Interest in subsidiary companies

In the company annual financial statements of Metropolitan Holdings Limited and Metropolitan Life Limited, interests in subsidiaries are accounted for using equity accounting principles. Interests in subsidiaries are shown at net asset value, less accumulated goodwill amortised, in the company balance sheet and the company's share of the results of subsidiaries is reflected in the income statement.

Goodwill

Goodwill represents the excess of the purchase consideration of an acquisition over the fair value attributable to the net identifiable assets at the date of acquisition. Goodwill arising on acquisition is capitalised and amortised on the straight-line basis over the years of expected benefit. The useful life is estimated to be ten years for life insurance companies and five to twenty years for other companies, as considered appropriate. The carrying amount of goodwill is reviewed annually and written down for permanent impairment where it is considered necessary.

Intangible assets

Computer software development costs

Generally, costs associated with developing computer software programmes are recognised as an expense as incurred. However, costs that are clearly associated with an identifiable and unique product or process, which will be controlled by the group and which has probable benefit exceeding the cost beyond one year, are recognised as intangible assets. Associated costs include staff costs of the development team and an appropriate portion of relevant overheads.

Expenditure, which enhances and extends the benefits of computer software programmes beyond their original specifications and lives is recognised as capital improvement and added to the original cost of the software.

Computer software development costs recognised as assets are amortised using the straight-line basis over their useful life, not exceeding a period of 48 months.

Impairment

The directors assess the carrying value of each intangible asset annually and an adjustment is made for permanent impairment where considered necessary.

Tangible assets

Tangible assets include furniture and computer equipment and are stated at cost less accumulated depreciation. All assets are depreciated on the straight-line basis over their expected economic life, ranging from two and a half to ten years. Maintenance and repairs, which neither materially add to the value of assets nor appreciably prolong their useful lives, are charged against income. Gains and losses on disposal of assets are included in administration expenses in the policyholders' fund. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Deferred taxation

Deferred taxation is provided for at the current rates of taxation, on material temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, using the liability method.

Deferred tax assets and liabilities are offset when the income taxes relate to the same fiscal authority and where there is a legal right of offset at settlement. Deferred tax assets, including tax on capital gains and secondary tax on companies, are recognised for tax losses and unused tax credits carried forward only to the extent that realisation of the related tax benefit is probable. Capital gains tax (CGT) on unrealised gains and losses and on realised losses on shareholders' investments is included in deferred tax in the balance sheet.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation of uncertain timing or amount as a result of past events, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Employee entitlements to annual leave and bonuses are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and bonuses as a result of services rendered by employees up to the balance sheet date.

Contingent liabilities

Contingent liabilities are recognised when the group has a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the group, or it is not probable that an outflow of resources will be required to settle an obligation, or the amount of the obligation cannot be measured with sufficient reliability.

Pension and provident fund obligations

The group provides a defined benefit pension scheme as well as defined contribution pension and provident schemes. With effect from 1 April 1999 the majority of employees accepted an offer to convert their retirement benefit plans from defined benefit to defined contribution by way of transfer from the Metropolitan Staff Pension Fund to the Metropolitan Staff Retirement Fund. The defined benefit scheme was closed to new members from 1 April 1999 onwards and all employees who joined after that date automatically became members of the defined contribution schemes.

Defined contribution retirement funds

The group contributes to the defined contribution provident scheme, with employees contributing to the defined contribution pension scheme. The defined contribution provident scheme holds reserve accounts available to the group in order to subsidise its contributions to the scheme and to provide for the lump sum benefit payable in respect of the post-retirement obligation for employees who converted to the defined contribution scheme in April 1999. The scheme's board of trustees are in the process of applying for formal recognition of these reserves as an Employer Surplus Account in terms of Section 15F of the Pension Funds Second Amendment Act of 2001. The group's contributions are charged to the income statement when incurred, except those contributions subsidised by the reserve accounts.

Defined benefit fund

The defined benefit scheme is actuarially valued every three years in accordance with the Pension Funds Act. Employees contribute to the scheme at a fixed percentage of salaries, with the group contributing the balance of costs as determined by the actuarial valuation. The group's current service costs are recognised as expenses in the current year.

Post-retirement medical aid obligations

The group makes medical aid contributions on behalf of pensioners who retired from the defined benefit pension fund. An accounting provision is made for the future medical aid contributions of these pensioners and for the post-retirement medical aid contributions of the in-service members of the defined benefit pension fund. The entitlement to these benefits is based on the employees remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using a methodology similar to that for defined benefit pension plans.

These provisions are calculated using actuarial methodologies for the discounted value of contributions and a best estimate of the expected long-term investment returns (discount rate: 12.3%), and taking account of estimated contribution increases (medical inflation rate: 11.0%). The group has no obligation for post-retirement medical benefits in respect of other pensioners and other in-service members. The increase or decrease in the accounting provision for these costs form part of staff costs.

Foreign currencies

Transactions and balances

Transactions in foreign currencies are translated into South African rands at the rates of exchange ruling on the date of the transaction. Gains and losses arising from the settlement of such transactions are recognised in the income statement where attributable to shareholders, and in the policyholders' fund where attributable to policyholders. Monetary assets and liabilities denominated in foreign currencies are translated into South African rands at the exchange rates ruling at the balance sheet date. Unrealised differences on translation of these monetary assets and liabilities are recognised, where attributable to the shareholders' excess, in income from insurance and investment business in the income statement and, where attributable to policyholders, in investment return in the policyholders' fund, in the year in which they occur.

Foreign entities

Foreign entities are operations of which the activities are not an integral part of those of the reporting enterprise. Assets and liabilities of these entities are translated into South African rands at rates of exchange ruling at the balance sheet date. Income and expenditure are translated into South African rands at the average rate of exchange during the year.

Translation differences arising from the translation of foreign entities are taken to the foreign currency translation reserve. On disposal, such differences are recognised in the income statement as part of capital appreciation.

Policyholders' fund

Policy liabilities

The statutory actuaries in accordance with the prevailing legislation, the guidelines issued by the Actuarial Society of South Africa and Generally Accepted Accounting Practice in South Africa, calculate the group's liabilities under unmatured policies annually at the balance sheet date. Certain policyholder liabilities have been designated as "insurance contracts" and others as "investment contracts".

Insurance contracts are all policyholder contracts that transfer significant insurance risk and are valued on the financial soundness valuation basis, as set out in the addendums to Professional Guidance Note (PGN)104, issued by the Actuarial Society of South Africa. Investment contracts are policyholder contracts that do not transfer significant insurance risk and are valued at fair value, as described in AC133 and the addendum to PGN104.

The actuarial assumptions on the policyholders' liabilities are set out in the actuarial valuation bases on pages 129-131.

Premium income

Where annual premiums on individual life policies are paid in instalments, the outstanding balance of the annual premiums, after providing for anticipated policy lapses, is recognised as premium income. Employee benefit and group scheme premiums are recognised when reasonably assured of collection in terms of the policy contract. Premium income is shown net of re-insurance premiums.

Investment return

Investment return comprises dividends, interest, net rental income, income from associates and capital appreciation. Dividend income includes shares received in terms of capitalisation issues, irrespective of whether there is an option to receive cash in lieu of shares, and is accounted for on a last day to register basis in respect of listed shares, and when declared in respect of unlisted shares.

Net rental income, including rental income in respect of properties owned and occupied by the group, comprises rental income net of property expenses.

Payments to policyholders

Payments to policyholders are shown net of re-insurance recoveries and are recognised when claims are intimated.

Sales remuneration

Individual policies' sales remuneration includes all commission and expenses directly related to commission payable in the production of business. Employee benefit and group scheme policies' sales remuneration includes commission and bonuses payable.

Administration expenses

Administration expenses include indirect taxes such as regional services council levies, value-added tax and revenue stamps payable on insurance policies and rental of space occupied in own buildings, which are held mainly as property investments for policyholders.

Derecognition of assets, liabilities and provisions

The group derecognises an asset when it loses control over the contractual rights that comprise the asset, which occurs when the rights are realised, expire or are surrendered, and consequently the substantive risks and benefits associated with the asset are transferred.

A liability is derecognised when it is legally extinguished.

Cash and cash equivalents

Cash and cash equivalents comprise balances with bankers and cash on hand but do not include deposits and money market securities held for investment, even if nearing maturity, as they will be reinvested in similar investments. For purposes of the cash flow statement, cash and cash equivalents comprise balances with bankers, funds on deposit and other money market instruments.

Segmental reporting

Primary segmental reporting is based on the type of business and correlates with the activities of the main operating business. The retail business sells life insurance products. The corporate business sells employee benefit products and includes asset management, property administration and unit trust administration. The international business sells life insurance and employee benefit products, administers health schemes and unit trusts. The health administration business administers health schemes and provides related health services.

Secondary segmental reporting is based on geographical segmentation. The retail, corporate and health primary businesses are operational in South Africa, the group's home country, and Lesotho through Metropolitan Life Limited. The international business is operational in Namibia, Botswana and Lesotho. The health business also operates in Kenya; however, this is not material to the group and therefore no disclosure was made in respect of it.

Dividends paid and related secondary tax on companies

Dividends paid to shareholders of the company and the related secondary tax on companies (STC) are recognised on payment date.

Actuarial valuation bases

The statement of actuarial values of assets and liabilities was prepared in accordance with the guidelines issued by the Actuarial Society of South Africa on valuations performed on the financial soundness basis. The valuation uses best estimate assumptions regarding future experience, plus the margins described under the heading of planned and second tier margins below, in respect of investment returns, expenses and expense inflation, tax, lapses, surrenders, mortality, morbidity and other factors.

The values of assets and policy liabilities were determined on bases that are mutually consistent.

Valuation basis of assets

Assets were valued as described in the group accounting policies.

Valuation basis of policy liabilities

The valuation basis of policy liabilities, before the addition of the margins described under the heading of planned and second tier margins below, is as follows:

- For group policies with benefits directly linked to the performance of an underlying investment portfolio, the liability was taken as the market value of the assets in the portfolio.
- For group smoothed bonus business, other than with-profit annuity business, the liability was taken as the sum of the accumulated investment accounts.
- For with-profit annuity business, the liability was taken as the discounted value of projected future benefit payments. Future bonuses were provided for at bonus rates supported by the assumed future investment return.
- For individual market-related business, the liability was taken as the market value of the underlying assets less the present value of future charges not required for risk benefits and expenses.
- For individual smoothed bonus business, the liability was taken as the sum of the accumulated investment accounts less the present value of future charges not required for risk benefits and expenses.
- For conventional non-profit business, including non-profit annuities, the liability was taken as the difference between the discounted value of future expenses and benefit payments and the discounted value of future premium receipts.
- For smoothed bonus business bonus stabilisation reserves (BSRs) are held equal to the difference between the accumulated investment accounts (discounted value of projected future benefit payments for with-profit annuity business) and the market value of the underlying assets.

  The major classes of smoothed bonus business are:

  (a) Metropolitan individual smoothed bonus business
  (b) Metropolitan employee benefits guaranteed fund business
  (c) Metropolitan employee benefits with-profit annuity business
  (d) ex-Commercial Union Life individual smoothed bonus business
  (e) ex-Commercial Union Life employee benefits guaranteed fund business.

The total liability in respect of all smoothed bonus business at 31 December 2003 was R15.6 billion (2002: R12.6 billion).

The BSR in respect of class (e) is more negative than minus 7.5% of the corresponding liabilities at the valuation date.

The business of Commercial Union Life has been transferred into a ring-fenced 90:10 sub-fund within Metropolitan Life Limited. It is the intention to distribute the inherited estate within this sub-fund equitably between policyholders and shareholders in 2004. This distribution, together with the expected under-declaration of bonuses relative to expected returns, should eliminate the negative BSR in the next three years.

- For conventional with-profit business a gross premium valuation was done. Future bonuses were provided for at bonus rates supported by the market value of the underlying assets and the assumed future investment return of 10.7% per annum (gross). The resulting reduction in future bonus rates used in the valuation assumptions, relative to those declared for 2004, has been communicated to, and accepted by, both management and the respective boards of directors.
- The assumptions with regard to future surrender, lapse, mortality and morbidity rates are consistent with the group's recent experience and provision has been made for the expected increase in claims due to the AIDS epidemic. Experience investigations conducted are the following:
  - For conventional with-profit business, a detailed mortality investigation is performed annually, the most recent such investigation being in respect of the period 1998 to 2000.
  - For the balance of individual life business, comparisons of claims and mortality charges are done quarterly, the most recent such investigation being in respect of the quarter ended September 2003.
  - Lapse investigations are performed annually in respect of grouped individual business, the most recent being in respect of the year ended September 2003, and monthly in respect of other individual business, the most recent reflecting the period up to and including October 2003.
  - Surrender investigations are performed annually, the most recent being in respect of the year ended September 2003.
  - Morbidity investigations are done annually on an approximate basis, the most recent being in respect of the 2003 financial year.
  - Provision for future renewal expenses starts at a level consistent with the experience for the 2003 financial year and allows for escalation at 6.5% per annum.
- Market-related information is used to derive assumptions in respect of investment returns, discount rates used in calculating policy liabilities and expense inflation. These assumptions take into account the asset mix backing each liability type and are suitably adjusted for tax. Some of the best estimate, gross of tax, assumptions used in the valuation are:

	2003 %	2002 %
Risk-free investment return	**9.3**	10.8
Assumed investment return for individual smoothed bonus business	**10.7**	12.2
Renewal expense escalation	**6.5**	8.0

- Policyholders' reasonable benefit expectations are allowed for by assuming bonus rates supported by the market value of the underlying assets and the assumed future investment return.

Basis and other changes

Basis and other changes increased the excess of assets over liabilities at 31 December 2003 by R49 million. The relative change in the valuation discount rate, and the consequent change in the assumed level of renewal expense inflation, is included under this heading. Basis changes at 31 December 2003 are the following:

- reduction in the base level of renewal expense and in the assumed level of renewal expense inflation
- lighter mortality and morbidity assumptions with respect to supplementary benefits and group business
- higher assumptions with respect to surrender and paid-up rates
- reduction in discount rates
- more detailed reserving for maturity guarantees in line with new guidlines, offset largely by the release of second tier margins
- increase in expense reserves in the 90:10 ring-fenced sub-fund to reflect the expected under-recovery of future expenses from policyholders.

Investment variance is the impact of actual investment returns on the value of future expense recoveries.

Planned and second tier margins

In the valuation of liabilities, provision is made for the explicit planned margins as required by Professional Guidance Note (PGN) 104 of the Actuarial Society of South Africa. The following additional second tier margins are held in order to release profits in accordance with group policy:

- Future profits from employee benefits business are not recognised.
- The shareholders' share of the future asset charge on individual linked, smoothed bonus and conventional with-profit business is not recognised.
- Profits from the surrender of smoothed bonus individual policies are not recognised.
- A prudential reserve is held to cover the risk that the AIDS epidemic may be worse than the best estimate assumption.
- A prudential reserve is held to cover the risk that the mortality and morbidity experience in respect of supplementary benefits may be worse than the best estimate assumption.

The excess at 31 December 2003 would have been R1 216 million higher without the above second tier margins (2002: R1 078 million).

Capital adequacy requirement (CAR)

The capital adequacy requirement allows for a prudent margin against adverse experience in the specific assumptions underlying the actuarial valuation of both the policy liabilities and the assets. The requirement is determined in accordance with PGN 104.

Because the ordinary capital adequacy requirements exceeded the termination capital adequacy requirement, the CAR is based on the former.

The following main assumptions have been used to calculate the CAR:

- A decline of 30% in equity asset values, 15% in property values and 16% in fixed interest asset values, resulting from a 3% increase in fixed interest yields, will occur on the valuation date.
- Non-vesting bonuses will be removed, up to a maximum of 10% of the pre-decline accumulated investment accounts for smoothed bonus business, or pre-decline sums assured and accumulated bonuses for conventional with-profit business.

- *In the 3-year period following the decline, bonuses will lag investment performance. The extent of the assumed lag varies by class of business, and the maximum allowable lag averages out at 10% of the pre-decline accumulated investment accounts for smoothed bonus business or pre-decline sums assured and accumulated bonuses for conventional with-profit business.*

  This management action is in addition to that assumed in determining the value of policy liabilities as described under the heading of valuation basis of policy liabilities above.
- Interim bonuses for individual smoothed bonus business will be reduced to zero.
- Assets backing the CAR are 100% invested in equities.

Should asset values decline as assumed, the above management actions will reduce policy liabilities by R3.0 billion (2002: R3.6 billion).

We certify that the offsetting management actions assumed have been approved by specific resolution by the respective boards of directors and that we are satisfied that these actions will be taken if the adverse scenarios were to materialise.

Definitions

Embedded value (EV)

The embedded value is defined as the value of in-force life insurance business plus the shareholders' net assets adjusted to fair value.

Value of in-force (VoIF)

The value of in-force is the discounted present value of future after-tax profits from the life book, less the cost of capital at risk. This equates to the value of margins as prescribed by the Actuarial Society of South Africa guidelines for valuing life insurance liabilities. Life insurance companies are required to hold reserves in addition to their best estimates to cater for uncertainty. The discounted present value of these reserves, prescribed as 2nd tier margin insurance reserves, is termed the "value of in-force".

Basic insurance reserves

Life insurance companies are required to hold basic reserves to cover future liabilities. The liabilities cover future insurance payouts in respect of deaths, maturing contracts, early surrenders, fund withdrawals and other possible contractual payments. These basic reserves are prescribed and are calculated using the insurer's best estimates of future incidence rates of the above insurance events.

Prescribed margin reserves

In addition to the best estimate basic reserves, life insurance companies are required to set up additional prescribed margin reserves. These reserves are explicitly prescribed and held as a buffer to cover uncertainties with regard to the assumptions used in the basic reserves. These reserves are held in the policyholders' fund and released over time in the operating profit should experience be in line with these best estimates.

2nd tier margin reserves

In addition to the prescribed margin reserves, insurance companies may hold further 2nd tier reserves.

Capital adequacy requirement (CAR)

Life insurance companies require capital in order to write insurance business. The capital adequacy requirement (CAR) is a South African minimum statutory capital requirement for life insurance companies. The major part of CAR is the "investment resilience CAR" and requires sufficient capital to withstand the adverse impact of a drop of 30% in equities, a 3% adverse movement in interest rates and a 15% reducton in property values. The other elements of CAR deal with the insurer's ability to withstand:

- a "large scale termination" scenario where policyholders require minimum contractual payments
- currency volatility and mismatching
- adverse mortality and other insurance-related experiences.

CAR does not form part of the basic insurance reserves and is covered by the shareholders' fund.

Value of new business

The value of new business is the discounted present value of future after-tax profits from new life policies at point of sale. All expenses associated with the underwriting, selling, marketing and administration incurred in the effort of obtaining new business must be allowed for.

Annualised premium equivalent (APE)

The annualised premium equivalent is the life industry measurement of new business sales. It is the value of the first year's new business recurring premiums plus 10% of single premiums. A tenth of single premiums is deemed to equate to one year's recurring premiums.

New business profit margin

New business profit margin is defined as the value of new business expressed as a percentage of the annualised premium equivalent (APE).

	Group		Metropolitan Life Ltd	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm
1 Investment assets				
Segmental analysis				
Metropolitan Life	**29 824**	25 859		
Metropolitan Odyssey	**1 541**	1 330		
Metropolitan International	**102**	314		
Metropolitan Namibia	**876**	711		
Metropolitan Botswana	**266**	203		
Metropolitan Lesotho	**48**	–		
Asset administration	**1 151**	1 004		
Health administration	**42**	29		
Holding company	**1 080**	829		
	34 930	30 279		

The group holds foreign investments in equities of R2 billion (2002: R2 billion), funds on deposit of R564 million (2002: R601 million) and gilts of R692 million (2002: R619 million).

	Group		Metropolitan Life Ltd	
2 Investment property				
At the end of the year investment property comprised the following property types				
Industrial	**136**	154	**108**	121
Shopping malls	**1 244**	1 151	**586**	548
Office buildings	**743**	869	**383**	447
Hotels	**66**	58	**–**	3
Other	**21**	20	**3**	6
Vacant land	**26**	26	**6**	–
Investment property	**2 236**	2 278	**1 086**	1 125
Property unit trusts	**83**	49	**–**	–
	2 319	2 327	**1 086**	1 125
Segmental analysis				
Metropolitan Life	**1 086**	1 295		
Metropolitan Odyssey	**84**	50		
Metropolitan Namibia	**29**	30		
Asset administration	**1 120**	952		
	2 319	2 327		

	Group		Metropolitan Life Ltd	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm
2.1 Completed properties and vacant land				
Fair value at beginning	**1 900**	1 886	**814**	689
Additions	**16**	1	**1**	121
Acquisition of life business			**–**	120
Capitalised subsequent expenditure	**16**	1	**1**	1
Disposals	**(55)**	(25)	**(5)**	(17)
Revaluation	**59**	64	**27**	27
Transfer to owner-occupied properties	**(9)**	(26)	**(7)**	(6)
Fair value at end	**1 911**	1 900	**830**	814
2.2 Owner-occupied property				
Fair value at beginning	**378**	401	**311**	357
Revaluation	**(62)**	(49)	**(62)**	(52)
Transfer from completed properties and vacant land	**9**	26	**7**	6
Fair value at end	**325**	378	**256**	311
2.3 Total investment property				
Completed properties and vacant land	**1 911**	1 900	**830**	814
Owner-occupied properties	**325**	378	**256**	311
	2 236	2 278	**1 086**	1 125

A register of investment property is available for inspection at the company's registered office.

3 Equities

	Group		Metropolitan Life Ltd	
3.1 Equities per balance sheet				
Local listed shares	**13 931**	11 628	**12 784**	10 587
Foreign listed shares	**110**	99	**4**	4
Local unit trusts	**1 664**	1 374	**880**	776
Foreign unit trusts	**2 221**	2 429	**2 082**	2 281
Unlisted investments	**1 556**	1 877	**1 556**	1 770
Shares in associated companies	**3**	–		
	19 485	17 407	**17 306**	15 418
Segmental analysis				
Metropolitan Life	**17 027**	15 170		
Metropolitan Odyssey	**1 019**	931		
Metropolitan Namibia	**494**	498		
Metropolitan Botswana	**106**	145		
Asset administration	**16**	18		
Holding company	**823**	645		
	19 485	17 407		

A schedule of equity investments is available for inspection at the company's registered office.

3 Equities (continued)

Sector composition of listed equity investments	Group 2003 %	Group 2002 %	Metropolitan Life Ltd 2003 %	Metropolitan Life Ltd 2002 %
Basic industries	**2.3**	1.4	**2.2**	1.2
Cyclical consumer goods	**3.7**	5.2	**3.7**	5.3
Cyclical services	**10.4**	8.7	**10.5**	9.0
Derivatives	**0.4**	–	**0.5**	–
Financials	**27.1**	24.9	**27.0**	24.8
General industrials	**4.5**	4.2	**4.6**	4.1
Information technology	**1.1**	1.1	**1.0**	1.0
Non-cyclical consumer goods	**7.2**	5.9	**7.3**	5.9
Non-cyclical services	**13.6**	8.2	**13.3**	8.0
Resources	**29.7**	40.4	**29.9**	40.7
	100.0	100.0	**100.0**	100.0

The group's ten largest equity holdings are	Group 2003 %	Group 2003 Rm	Group 2002 %	Group 2002 Rm
MTN Group Limited	**8.9**	**1 742**	*	*
Anglo American Plc	**6.2**	**1 215**	8.1	1 417
Billiton Plc	**4.5**	**880**	4.9	848
Standard Bank Investment Corporation Ltd	**4.3**	**835**	3.5	615
Sasol Ltd	**3.1**	**605**	4.5	777
FirstRand Ltd	**3.0**	**582**	2.7	477
South African Breweries Miller Plc	**2.8**	**549**	2.6	458
Remgro Ltd	**2.7**	**523**	*	*
Impala Platinum Holdings Ltd	**2.5**	**485**	*	*
Naspers N-ord Ltd	**2.5**	**485**	*	*
Johnnies Industrial Corporation Ltd #	*	*	4.6	809
Gencor Ltd	*	*	3.9	672
Richemont Securities AG	*	*	3.2	551
Anglo American Platinum Corporation Ltd	*	*	2.7	474
	40.5	**7 901**	40.7	7 098

* Not included in ten largest equity holdings for year
# Held directly and indirectly

3.2 Investment in associated companies of the group

The group had no material investments in associated companies during 2003 and 2002.

	Group		Metropolitan Life Ltd	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm
4 Interest in subsidiary companies				
Shares at directors' valuation			**362**	380
Property subsidiaries			**362**	358
Investment subsidiaries			**–**	22
Indebtedness by subsidiaries			**742**	712
Property subsidiaries			**742**	735
Investment subsidiaries			**–**	(23)
			1 104	1 092
5 Goodwill				
Cost	**554**	553	**108**	107
Accumulated amortisation	**(217)**	(164)	**(30)**	(15)
Carrying amount	**337**	389	**78**	92
Opening carrying amount	**389**	375	**92**	–
Goodwill in respect of subsidiaries acquired	**1**	66	**1**	–
Goodwill acquired	**–**	–	**–**	107
Amortisation charge	**(53)**	(52)	**(15)**	(15)
Closing carrying amount	**337**	389	**78**	92
Segmental analysis				
Metropolitan Life Limited	**43**	49		
Metropolitan Odyssey	**70**	84		
Health administration	**224**	256		
	337	389		

Goodwill with a cost of R231 million are written off over 10 years, R231 million over 20 years and the balance of R92 million over 5 years.

	Group		Metropolitan Life Ltd	
6 Intangible assets				
Internally developed computer software				
Cost	**154**	146	**154**	146
Accumulated depreciation	**(73)**	(49)	**(73)**	(49)
Carrying amount	**81**	97	**81**	97
Opening carrying amount	**97**	71	**97**	71
Developments capitalised	**8**	40	**8**	40
Depreciation charge (*note 11.5*)	**(24)**	(14)	**(24)**	(14)
Closing carrying amount	**81**	97	**81**	97

	Group		Metropolitan Life Ltd	
	2003	**2002**	**2003**	**2002**
	Rm	**Rm**	**Rm**	**Rm**
7 Deferred tax				
Deferred tax asset	**24**	40	**15**	30
Accruals and provisions	**6**	6	**–**	–
Capital gains tax	**15**	30	**15**	30
Tax losses and credits	**3**	4	**–**	–
Deferred tax liability	**(37)**	(10)	**–**	–
Capital gains tax	**(27)**	(9)	**–**	–
Accruals and provisions	**(10)**	(1)	**–**	–
	(13)	30	**15**	30
Deferred tax charge in the income statement is attributable to the following items:				
Balance at beginning	**30**	(117)	**30**	(105)
Acquisition of life business			**–**	16
Capital gains tax	**(34)**	145	**(15)**	119
Accruals and provisions	**(13)**	3	**–**	–
Tax losses	**4**	(1)	**–**	–
Balance at end	**(13)**	30	**15**	30

No deferred tax liability has been raised for policyholder capital gains tax as the estimated tax loss exceeds the capital gain. All tax losses and credits were provided for as deferred tax assets, except for STC credits which will either be utilised in full with the declaration of the final 2003 dividend or which have not been recognised in these financial statements due to uncertainty regarding their recoverability.

	Group		Metropolitan Life Ltd	
8 Tangible assets				
Cost	**521**	470	**356**	324
Accumulated depreciation	**(400)**	(344)	**(271)**	(238)
Carrying amount	**121**	126	**85**	86
Opening carrying amount	**126**	147	**86**	86
Additions	**57**	59	**35**	36
Acquisition of life business			**–**	2
Assets written off	**(6)**	(14)	**(3)**	(1)
Depreciation charge *(notes 11.5 & 15.2)*	**(56)**	(66)	**(33)**	(37)
Closing carrying amount	**121**	126	**85**	86

Tangible assets comprise furniture and computer equipment.

	Group		Metropolitan Life Ltd	
9 Receivables				
Deferred and arrear premiums	**922**	872	**785**	760
Accounts receivable	**403**	317	**192**	183
	1 325	1 189	**977**	943

	Group		Metropolitan Life Ltd	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm
10 Share capital				
Authorised share capital				
1 billion ordinary shares of 0.0001 cents each	–	–		
1 billion ordinary shares of 43.1 cents each			**431**	431
Issued share capital and premium				
Nominal value of shares in issue				
Nominal value of 0.0001 cents per share	–	–		
Nominal value of 43.1 cents per share			**314**	314
Share premium	**2 540**	2 463	**310**	310
Treasury shares purchased	**(344)**	(344)		
	2 196	2 119	**624**	624
Number of ordinary shares in issue (million)				
Balance at beginning	**694**	700	**728**	728
Shares issued to share schemes	**13**	27		
Shares repurchased and cancelled (sec 85)	**–**	(20)		
Treasury shares purchased (sec 89)	–	(13)		
Balance at end	**707**	694	**728**	728
Distribution of ordinary shares in issue (million)				
Public	**591**	592		
Directors and management	**4**	4		
Group policyholders' funds	**32**	32		
Share purchase scheme	**70**	59		
Share incentive scheme	**10**	7		
Metropolitan Holdings Ltd			**728**	728
	707	694	**728**	728

All the unissued shares are under the control of the directors in terms of a general authority to allot and issue them on such terms and conditions and at such times as the directors deem fit, with the exception of issues for cash. This authority expires at the forthcoming annual general meeting of the company.

	Group		Metropolitan Life Ltd	
11 Policyholders' fund				
Insurance contracts	**23 948**	21 172	**21 641**	19 209
Investment contracts	**5 622**	4 685	**5 515**	4 632
Surplus in 90:10 fund	**661**	743	**661**	743
	30 231	26 600	**27 817**	24 584

No deferred tax liability has been raised for policyholder capital gains tax as the estimated tax loss exceeds the capital gain.

	Group 2003 Rm	Group 2002 Rm
Segmental analysis		
Metropolitan Life	**27 817**	24 584
Metropolitan Odyssey	**1 422**	1 207
Metropolitan Namibia	**740**	628
Metropolitan Botswana	**209**	181
Metropolitan Lesotho	**43**	–
	30 231	26 600

	Group		Metropolitan Life Ltd	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm
11 Policyholders' fund (continued)				
Actuarial liabilities under unmatured policies				
Market-related (linked) business	**6 360**	6 116	**5 293**	5 241
Smoothed bonus business	**15 568**	12 331	**14 873**	11 796
Reversionary bonus business	**3 204**	3 040	**3 083**	2 927
Non-profit business	**4 438**	4 370	**3 907**	3 877
Actuarial value of policy liabilities	**29 570**	25 857	**27 156**	23 841
Surplus in 90:10 fund	**661**	743	**661**	743
	30 231	26 600	**27 817**	24 584
11.1 Premiums received				
Recurring premiums	**4 593**	4 332	**3 789**	3 623
Individual life	**3 558**	3 270	**2 805**	2 588
Employee benefits	**1 304**	1 278	**1 177**	1 171
Re-insurance	**(269)**	(216)	**(193)**	(136)
Single premiums	**2 491**	2 492	**2 318**	2 384
Individual life	**1 040**	930	**920**	828
Employee benefits	**1 451**	1 562	**1 398**	1 556
	7 084	6 824	**6 107**	6 007
Insurance contracts	**5 199**	5 457	**4 287**	4 694
Investment contracts	**1 885**	1 367	**1 820**	1 313
	7 084	6 824	**6 107**	6 007
Segmental analysis				
Metropolitan Life	**6 107**	5 997		
Metropolitan Odyssey	**416**	333		
Metropolitan Namibia	**322**	313		
Metropolitan Botswana	**186**	181		
Metropolitan Lesotho	**53**	–		
	7 084	6 824		
11.2 Investment return				
Dividends received – listed equities	**357**	457	**333**	431
Dividends received – unlisted equities	**37**	2	**37**	3
Foreign exchange differences	**(182)**	281	**(165)**	294
Interest received	**1 315**	909	**1 204**	841
Net rentals	**233**	236	**224**	229
Rental income	**386**	374	**221**	216
Rental income – owner-occupied properties	**41**	43	**30**	31
Direct operating expenses	**(194)**	(181)	**(27)**	(18)
Realised and unrealised capital appreciation/(depreciation)	**2 608**	(3 129)	**2 373**	(2 844)
Scrip lending fee	**2**	3	**3**	3
	4 370	(1 241)	**4 009**	(1 043)

	Group		Metropolitan Life Ltd	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm
Depreciation included in net rentals	**5**	6	**3**	3
Fees paid to asset managers included in investment return	**65**	63	**59**	58
Segmental analysis				
Metropolitan Life	**4 005**	(1 103)		
Metropolitan Odyssey	**173**	(110)		
Metropolitan International	**21**	2		
Metropolitan Namibia	**116**	(34)		
Metropolitan Botswana	**17**	(22)		
Metropolitan Lesotho	**2**	–		
Asset administration	**36**	26		
	4 370	(1 241)		

11.3 Payments to policyholders

	Group 2003 Rm	Group 2002 Rm	Metropolitan Life Ltd 2003 Rm	Metropolitan Life Ltd 2002 Rm
Individual life	**2 735**	2 537	**2 361**	2 154
Death and disability claims	**734**	661	**650**	600
Maturity claims	**752**	603	**653**	494
Annuities	**416**	378	**374**	338
Surrenders	**898**	935	**719**	744
Re-insurance	**(65)**	(40)	**(35)**	(22)
Employee benefits	**2 380**	2 384	**2 292**	2 312
Death and disability claims	**474**	342	**409**	291
Maturity claims	**703**	141	**700**	138
Annuities	**278**	199	**276**	197
Withdrawal benefits	**206**	339	**191**	325
Terminations	**829**	1 423	**810**	1 415
Re-insurance	**(110)**	(60)	**(94)**	(54)
	5 115	4 921	**4 653**	4 466
Insurance contracts	**3 719**	3 773	**3 270**	3 329
Investment contracts	**1 396**	1 148	**1 383**	1 137
	5 115	4 921	**4 653**	4 466
Segmental analysis				
Metropolitan Life	**4 653**	4 468		
Metropolitan Odyssey	**208**	228		
Metropolitan Namibia	**176**	180		
Metropolitan Botswana	**75**	45		
Metropolitan Lesotho	**3**	–		
	5 115	4 921		

	Group		Metropolitan Life Ltd	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm
11.4 Sales and distribution costs				
Sales remuneration	**579**	477	**417**	368
Distribution costs	**162**	165	**132**	137
	741	642	**549**	505
Staff costs included in distribution costs				
Salaries	**38**	37	**34**	35
Defined contribution retirement fund	**3**	4	**3**	3
Training costs	**2**	2	**1**	1
	43	43	**38**	39
Segmental analysis				
Metropolitan Life	**549**	505		
Metropolitan Odyssey	**93**	59		
Metropolitan Namibia	**46**	43		
Metropolitan Botswana	**36**	35		
Metropolitan Lesotho	**17**	–		
	741	642		
11.5 Administration expenses				
Directors' emoluments			**4**	3
Executive – annual package			**4**	3
Non-executive – fees for services			**–**	–
Administration fees received	**(18)**	(10)	**(15)**	(9)
Auditors' remuneration	**5**	4	**4**	3
– audit fees	**4**	2	**3**	2
– services	**1**	2	**1**	1
Consulting fees	**28**	38	**23**	32
Depreciation	**61**	54	**57**	51
– intangible assets	**24**	14	**24**	14
– tangible assets	**37**	40	**33**	37
Marketing costs	**65**	49	**62**	45
Other expenses	**153**	133	**111**	100
Other related South African taxes	**76**	94	**66**	79
Staff costs	**399**	335	**354**	298
	769	697	**666**	602
Staff costs				
Salaries	**337**	286	**300**	256
Defined benefit retirement fund	**1**	1	**1**	1
Defined contribution retirement fund	**28**	25	**24**	22
Training costs	**21**	15	**20**	14
Other	**12**	8	**9**	5
	399	335	**354**	298

	Group		Metropolitan Life Ltd	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
Segmental analysis				
Metropolitan Life	**666**	602		
Metropolitan Odyssey	**46**	46		
Metropolitan Namibia	**36**	33		
Metropolitan Botswana	**21**	16		
	769	697		
11.6 Policyholders' tax paid				
South African tax				
Normal tax – current year	**(68)**	(11)	**(68)**	(11)
– prior year	**1**	–	**–**	–
Other related South African tax				
Tax on retirement funds	**28**	26	**25**	24
Foreign countries – normal tax	**7**	6	**1**	–
	(32)	21	**(42)**	13
South African tax				
Deferred tax – current year	**13**	(16)	**–**	(16)
– prior year		12	**–**	–
	(19)	17	**(42)**	(3) Tax

12 Other current liabilities

	Group		Metropolitan Life Ltd	
Claims in the process of settlement	**904**	658	**824**	609
Premiums paid in advance	**70**	109	**51**	103
Accounts payable	**332**	367	**180**	235
	1 306	1 134	**1 055**	947

13 Tax

	Group		Metropolitan Life Ltd	
South African normal tax	**97**	107	**81**	74
Foreign tax	**4**	4	**–**	(1)
Retirement fund tax	**5**	6	**6**	6
	106	117	**87**	79
Opening balance	**117**	275	**79**	237
Acquisition of life business				14
Charged to income statement and policyholders' fund	**195**	146	**143**	103
Additional provisions				
Shareholders' tax paid	**237**	184	**195**	149
Policyholders' tax paid	**36**	32	**26**	24
Unused amounts reversed				
Shareholders' tax paid	**(10)**	(59)	**(10)**	(59)
Policyholders' tax paid	**(68)**	(11)	**(68)**	(11)
Utilised during year	**(206)**	(304)	**(135)**	(275)
Closing balance	**106**	117	**87**	79

	Group		Metropolitan Life Ltd	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm
14 Provision for liabilities and charges				
Provisions comprise of				
Post-retirement medical benefits	**109**	116	**106**	108
Annual leave pay	**45**	40	**26**	26
Staff bonuses	**1**	1	**–**	–
Other provisions	**2**	–	**–**	–
	157	157	**132**	134

	Group			Metropolitan life ltd		
	Post-retirement medical benefits Rm	Annual leave pay Rm	Staff bonuses Rm	Post-retirement medical benefits Rm	Annual leave pay Rm	Staff bonuses Rm
31 December 2003						
Opening balance	**116**	**40**	**1**	**108**	**26**	**–**
Charged to income statement	**(2)**	**5**	**21**	**(2)**	**–**	**20**
Additional provisions	**–**	**8**	**21**	**–**	**–**	**20**
Unused amounts reversed	**(2)**	**(3)**	**–**	**(2)**	**–**	**–**
Utilised during the year	**(5)**	**–**	**(21)**	**–**	**–**	**(20)**
Closing balance	**109**	**45**	**1**	**106**	**26**	**–**
31 December 2002						
Opening balance	101	36	32	98	23	22
Acquisition of life business				–	1	–
Charged to income statement	15	6	3	10	2	9
Additional provisions	16	8	21	10	2	21
Unused amounts reversed	(1)	(2)	(18)	–	–	(12)
Utilised during the year	–	(2)	(34)	–	–	(31)
Closing balance	116	40	1	108	26	–

	Group		Metropolitan Life Ltd	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm
15 Income from administration business				
15.1 Revenue				
Administration fees received	**384**	379		
Asset management	**70**	62		
Asset administration	**31**	39		
Health administration	**283**	278		
Investment return	**13**	19		
Dividends received – listed equities	**–**	1		
Interest received	**11**	18		
Realised and unrealised capital appreciation	**2**	–		
	397	398		
15.2 Administration expenses				
Auditors' remuneration – fees	**1**	1		
– services	**2**	–		
Consulting fees	**13**	10		
Depreciation – tangible assets	**19**	26		
Management fees	**2**	3		
Marketing costs	**13**	13		
Other expenses	**96**	115		
Staff costs	**185**	167		
Sales remuneration	**1**	1		
	332	336		
Staff costs				
Salaries	**159**	149		
Defined contribution retirement fund	**18**	13		
Training costs	**2**	2		
Other	**6**	3		
	185	167		
15.3 Income from administration business				
Asset management	**23**	20		
Asset administration	**12**	11		
Health administration	**30**	31		
	65	62		

	Group		Metropolitan Life Ltd	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm

16 Income from holding company

Holding company revenue and expenses are detailed on page 165 of the annual financial statements of Metropolitan Holdings Limited. Included in the group results for the holding company are the earnings of the share scheme trusts of negative R8 million in 2003 and positive R4 million in 2002.

17 Shareholders' tax paid

	Group 2003 Rm	Group 2002 Rm	Metropolitan Life Ltd 2003 Rm	Metropolitan Life Ltd 2002 Rm
South African tax				
Normal – current year	**226**	178	**195**	149
– prior year	**(10)**	(59)	**(10)**	(59)
Foreign countries – normal tax	**11**	6	**–**	
	227	125	**185**	90
South African tax				
Deferred tax – current year	**30**	(123)	**15**	(135)
– prior year	**–**	3	**–**	–
Other related South African tax				
Secondary tax on companies	**15**	20	**–**	20
	272	25	**200**	(25)

	%	%	%	%
Shareholders' tax rate reconciliation				
Tax calculated at standard rate of South African tax on core headline earnings	**30.0**	30.0	**30.0**	30.0
Prior year reversals	**(1.7)**	(8.0)	**(2.0)**	(9.5)
Secondary tax on companies	**2.5**	4.0	**–**	4.7
Non-taxable items and tax losses	**(2.8)**	(1.1)	**(4.5)**	(2.6)
Tax charge on core headline earnings	**28.0**	24.9	**23.5**	22.6

18 Earnings

18.1 Calculation of earnings

The group earnings are derived from life insurance companies and non-life insurance companies. Income from life insurance companies is analysed into operating profit, investment income, realised and unrealised capital appreciation, investment variances and basis changes in the statement of actuarial assets and liabilities. Income from the 90:10 fund, in Metropolitan Life Limited, is principally a fixed proportion of the cost of bonuses payable to policyholders. Group earnings include an appropriate share of the earnings of the subsidiary companies.

18.2 Earnings per share

The calculation of the earnings per share is based on earnings of R1 064 million (2002: loss R385 million) and a weighted average of 699 million (2002: 684 million) ordinary shares in issue. This calculation takes into account the shares issued in terms of both share schemes as well as the treasury shares repurchased.

	Group		Metropolitan Life Ltd	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm
18.3 Reconciliation of headline earnings				
Earnings per income statement	**1 064**	(385)		
Goodwill amortised	**53**	52		
Headline earnings	**1 117**	(333)		
Capital (appreciation)/depreciation				
Insurance and investment business	**(340)**	592		
FSV surplus	**(401)**	699		
90:10 fund adjustment	**61**	(107)		
Administration business and holding company	**(154)**	137		
Basis changes and investment variances	**(189)**	(18)		
FSV surplus	**(52)**	24		
90:10 fund adjustment	**(137)**	(42)		
Core headline earnings	**434**	378		

19 Notes to the cash flow statement

	Group 2003 Rm	Group 2002 Rm	Metropolitan Life Ltd 2003 Rm	Metropolitan Life Ltd 2002 Rm
19.1 Non-cash items				
Depreciation – tangible assets *(note 8)*	**56**	66	**33**	37
– intangible assets *(note 6)*	**24**	14	**24**	14
– investment property *(note 11.2)*	**5**	6	**3**	3
Foreign exchange difference	**(4)**	(14)		
Market value adjustment to cash items	**32**	(23)	**33**	(21)
Movement in policyholders' fund, excluding foreign exchange difference	**3 643**	(458)	**3 233**	(429)
	3 756	(409)	**3 326**	(396)
19.2 Changes in receivables				
Deferred and arrear premiums	**(50)**	102	**(25)**	97
Accounts receivable	**(86)**	(77)	**(9)**	(103)
Acquisition of life business			**–**	44
	(136)	25	**(34)**	38
19.3 Changes in current liabilities				
Claims in the process of settlement	**246**	121	**215**	206
Premiums paid in advance	**(39)**	47	**(52)**	51
Accounts payable	**(35)**	(60)	**(55)**	4
Provision for liabilities and charges	**–**	(12)	**(2)**	(9)
Acquisition of life business			**–**	(127)
	172	96	**106**	125
19.4 Tax paid				
Due at beginning	**(87)**	(392)	**(49)**	(342)
Tax paid and provided	**(253)**	(42)	**(158)**	28
Acquisition of life business			**–**	(30)
Due at end	**119**	87	**72**	49
	(221)	(347)	**(135)**	(295)

	Group		Metropolitan Life Ltd	
	2003 Rm	**2002 Rm**	**2003 Rm**	**2002 Rm**

19 Notes to the cash flow statement (continued)

19.5 Acquisition of life business

On 1 January 2002 Metropolitan Life Ltd acquired the life business from Commercial Union Life Assurance Company South Africa Ltd.

Purchase consideration:	
Cash paid	313
Fair value of assets acquired	(206)
Goodwill	107
The assets and liabilities arising from the acquisition are as follows:	
Cash and cash equivalents	564
Investment assets	4 411
Equipment	2
Current assets	44
Current liabilities	(127)
Tax	(14)
Long-term insurance fund	(4 658)
Deferred tax	(16)
Fair value of net assets	206
Goodwill	107
Total purchase consideration	313
Cash and cash equivalents in net assets acquired	(564)
Cash inflow on acquisition	(251)

During 2003, costs of R1 million were incurred in the process of re-engineering the 90:10 fund in Metropolitan Life Limited.

19.6 Cash resources and funds on deposit

	2003 Rm	2002 Rm	2003 Rm	2002 Rm
Funds on deposit and other money market instruments	**3 586**	3 116	**2 854**	2 421
Cash and cash equivalents	**290**	279	**196**	226
	3 876	3 395	**3 050**	2 647

20 Staff share schemes

20.1 Share purchase scheme for senior staff

Shares are issued to senior employees of the group at the ruling market price. These shares are unlisted and are immediately pledged to the share trust by the participants until the conditions of the trust deed have been met. Once these conditions have been met, the shares are released and listed on the JSE Securities Exchange South Africa. In terms of the trust deed, Metropolitan Life Limited grants an interest-bearing loan to the trust to finance the acquisition of shares from Metropolitan Holdings Limited. Interest is charged at the official interest rate declared for fringe benefit tax. Similar interest-bearing loans are granted by the trust to employees participating in this scheme to finance their acquisition of the shares. During the course of the year, 76 000 shares (2002: 202 200 shares) were released from this scheme and listed on the JSE Securities Exchange South Africa.

Number of shares (million)	Shares available for issue 2003	2002	Shares held by participants 2003	2002
At beginning	**75**	75	**59**	34
Shares issued to participants				
June 2002 – R6.53 per share				14
December 2002 – R6.25 per share				14
June 2003 – R5.25 per share			**7**	
November 2003 – R6.85 per share			**7**	
Shares bought back from participants			**(3)**	(3)
At end	**75**	75	**70**	59

	Metropolitan Life Limited 2003 Rm	2002 Rm
Total amount due by participants to trust for loans granted to take up shares	**553**	461
Loan from Metropolitan Life Ltd to the purchase scheme trust	**561**	461

20.2 Share incentive scheme for other staff

Shares are issued to staff, other than those participating in the staff share purchase scheme, at the ruling market price. These shares are listed and are immediately pledged to the share trust by the participants until the conditions of the trust deed have been met. The participants in the trust have an option to put their shares back to the trust at a price equal to the original issue price. In terms of the trust deed Metropolitan Life Limited grants an interest-free loan to the trust. Employees participating in this scheme similarly receive interest-free loans from the trust in order to finance their acquisitions. No shares were released from this scheme during the course of the year.

Number of shares (million)	Shares available for issue 2003	2002	Shares held by participants 2003	2002
At beginning	**38**	37	**7**	6
Shares issued to participants				
June 2002 – R6.53 per share				2
June 2003 – R5.25 per share			**4**	
Shares bought back from participants	**1**	1	**(1)**	(1)
At end	**39**	38	**10**	7

	Metropolitan Life Limited 2003 Rm	2002 Rm
Total amount due by participants to trust for loans granted to take up shares	**68**	58
Loan from Metropolitan Life Ltd to the purchase scheme trust	**70**	56

20.3 The recoverability of both loans from Metropolitan Life Limited are guaranteed by Metropolitan Holdings Limited as set out in its financial statements in note 15 on page 165. These loans have been written down in the group financial statements by the value of this guarantee as at the year-end (R50 million).

21 Retirement benefit obligation

The retirement benefit in the defined benefit pension scheme is linked to final salary. The assets are held in an independent trustee administered fund. The disclosure in respect of the defined contribution provident scheme relates to the reserve accounts held by the scheme which are used to subsidise the group's contributions and pay lump sum benefits in lieu of its post-retirement healthcare obligation.The disclosed figures are projections based on the preliminary results of the valuations carried out at 1 April 2002 for both the defined benefit and defined contribution schemes.

	Defined benefit pension scheme		Defined contribution provident scheme	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
Present value of funded benefit obligation	**(282)**	(272)	**(80)**	(91)
Fair value of plan assets	**299**	287	**204**	214
Fund excess	**17**	15	**124**	123
Excess not recognised *	**17**	15	**124**	123

* *No asset is recognised in respect of the surplus, as the apportionment of the surplus needs to be approved by the Registrar of Pension Funds in terms of the Pension Funds Second Amendment Act 39 of 2001.*

Analysis of movement (2002 to 2003)

	Defined benefit pension scheme Rm	Defined contribution provident scheme Rm
Current service cost	(1)	–
Interest cost	(33)	(11)
Expected return on plan assets	35	26
Net actuarial profit recognised in year	–	–
Contribution subsidy	–	(14)
Employer contribution	1	–
Total movement	2	1

The key valuation assumptions used were as follows:

	Defined benefit pension scheme % per annum	Defined contribution provident scheme % per annum
Anticipated after-tax return on investments	12.0	12.3
Discount rate	12.0	12.3
Future salary increases (excluding increases on promotion)	9.5	
Medical cost trend rate		11.0
Normal retirement age	60	60

	Group		Metropolitan Life Ltd	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm

22 Capital commitments

Authorised but not contracted	**25**	14	**9**	–
Authorised and contracted	**249**	12	**2**	11
	274	26	**11**	11

The above commitments are in respect of furniture, computer equipment, promotions and Metropolitan Holdings Limited shares currently held by New Africa Investments Limited as announced on SENS on 25 November 2003. These commitments will be financed from internal sources.

23 Contingent liabilities

The group is party to legal proceedings in the normal course of business and appropriate provisions are made when losses are expected to materialise.

24 Related party transactions

24.1 Holding company

Metropolitan Holdings Limited is the ultimate holding company in the Metropolitan Holdings group. The shares are widely held by public and non-public shareholders. Refer to the shareholders' profile on page 72 in the investor relations report.

24.2 Transactions with directors

Remuneration is paid to directors in the form of fees to non-executive directors and remuneration to executive directors of the company. All these transactions are disclosed in the directors' report and corporate governance report on page 62.

24.3 Policy administration

Certain companies in the group carry out third party policy and other administration activities for other related companies in the group. These transactions are entered into in the normal course of business, under terms that are no more favourable than those arranged with third parties.

24.4 Staff share schemes

Loans were advanced to the two share schemes and to the participants in the schemes. Amounts outstanding at the end of the year are shown in note 20.

24.5 Property lease agreements

Certain related parties of the group are lessees in terms of arm's length property lease agreements with Metropolitan Life Limited or its property subsidiaries. Rental income for Metropolitan Life Limited and its subsidiaries from group companies for the year ended 31 December 2003 amounted to R30 million (2002: R41 million).

24.6 Treasury shares

Metropolitan Life Limited has bought Metropolitan Holdings Limited shares as treasury shares during 2001 and 2002. Below is a summary of activity in respect of the shares that were purchased.

Month	Number of shares '000	Average price per share (cents)	Total cost Rm
September 2001	248	844.9	2
October 2001	11 568	869.7	101
November 2001	5 683	866.5	49
December 2001	10 225	803.4	82
January 2002	12 966	846.9	110
	40 690		344

24 Related party transactions (continued)

24.7 Transactions with subsidiaries

Loans were advanced between Metropolitan Life Limited, its subsidiaries and fellow subsidiaries as funding. Set out below is a list of loans to/(from) subsidiaries and fellow subsidiaries included in debentures and loans as well as in interest in subsidiary companies in the balance sheet of Metropolitan Life Limited.

Company	Indebtedness by / (to) companies	
	2003	2002
	Rm	Rm
Metropolitan Life property subsidiaries	**742**	735
Investment subsidiaries	**33**	(16)
Metropolitan Collective Investments Ltd	**3**	25
Metropolitan Health Group	**–**	35
Metropolitan Asset Managers Ltd	**(12)**	(40)
Metropolitan International Ltd	**6**	–
Metropolitan Odyssey Ltd	**50**	54
Metropolitan Life (Namibia) Ltd	**1**	11
Metropolitan Life of Botswana Ltd	**3**	2
Metropolitan Lesotho Ltd	**5**	–
Metropolitan Holdings Ltd	**(45)**	(78)
	786	728

25 Financial instruments and risk management

A compliance officer monitors group compliance with regulatory requirements as well as investment mandates. This function, together with the risk management committee, addresses these pervasive requirements and monitors practices of best corporate governance. The more important financial risks to which the group is exposed and the ways in which they are managed are described below.

Shareholders' and policyholders' risks

Matching of assets to liabilities

Mismatch risk is the risk that the liabilities to policyholders are not matched with appropriate types of assets.

Assets and liabilities are stated at fair value in the financial statements. Assets are valued at fair value as disclosed in the accounting policies on pages 122 to 128 while liabilities are valued in accordance with the assumptions set out in the actuarial valuation bases on pages 129 to 132 of these financial statements.The Metropolitan Holdings investment committee is responsible for establishing and monitoring investment mandates for the group. The Metropolitan Holdings group matches its assets and liabilities where it believes that this is the most appropriate course of action, for example, for linked business and for guaranteed endowments and annuity business.

The mandate given to Metropolitan Asset Managers in respect of the assets backing the excess and the non-linked liabilities is to invest these according to the "house view", with the intention of maximising return having due regard to the risk involved.

The policy gives rise to the type of "mismatching" that should, in the longer term, enhance profitability. The Metropolitan Holdings group, however, adopts a conservative approach to this "mismatch" and does not recognise these expected higher returns when calculating the embedded value and the financial soundness value.

Credit risk

Credit risk is the risk that a counter party to a financial instrument will fail to discharge an obligation and cause the group to incur a financial loss.

Fair values of investments may be affected by the creditworthiness of the issuer of securities. The credit risk exposure policy is formally defined such that the exposure to any institution in which the group has placed deposits, or to which it has credit risk exposure, is limited to the lower of 25% of the institution's shareholders' funds, 2.5% of the group's assets at market value and 2.5% of the institution's total assets. For institutions with an "A" category credit rating by Metropolitan Holdings, the limits are 50% of the institution's shareholders' funds, 5% of the group's assets at market value and 5% of the institution's total assets. Where the group has strong collateral in respect of its exposure to the institution (ie immediately convertible to cash even though the institution may already be in curatorship or under liquidation), the exposure is reduced by this collateral to determine whether the group is within the limits as set out above.

Currency risk

Currency risk is the risk that the rand value of a financial instrument, as in the case of investment assets, will fluctuate due to changes in foreign exchange rates.

The group has unit trusts and cash invested offshore which are denominated in foreign currencies. These investments were made for the purpose of obtaining a favourable international exposure to foreign currency and to investment value fluctuations in terms of investment mandates.

The following assets and liabilities denominated in foreign currencies are included in the group balance sheet. Assets and liabilities denominated in Kenyan shillings are not material to the group and therefore excluded from the risk profile below. The group also has assets and liabilities denominated in Namibian dollar and Lesotho maluti. These currencies currently convert on a 1:1 basis and are therefore not part of the currency risk of the group.

31 December 2003	Pula Rm	£ Rm	US $ Rm	Euro Rm	Total Rm
Investment assets	179	125	2 788	320	3 412
Equities	64	111	1 973	8	2 156
Gilts	58	–	634	–	692
Funds on deposit	57	14	181	312	564
Other non-current assets	6	–	–	–	6
Current assets	79	–	–	–	79
	264	125	2 788	320	3 497
Non-current liabilities	(209)	–	–	–	(209)
Current liabilities	(59)	–	–	–	(59)
	(268)	–	–	–	(268)

25 Financial instruments and risk management *(continued)*

31 December 2002	Pula Rm	£ Rm	US $ Rm	Euro Rm	Total Rm
Investment assets	71	108	3 110	429	3 718
Equities	52	48	2 396	–	2 496
Gilts	5	–	614	–	619
Loans	2	–	–	–	2
Funds on deposit	12	60	100	429	601
Other non-current assets	5	–	–	–	5
Current assets	64	–	–	–	64
	140	108	3 110	429	3 787
Non-current liabilities	(181)	–	–	–	(181)
Current liabilities	(27)	–	–	–	(27)
	(208)	–	–	–	(208)

Equity risk

Equity risk is the risk that the value of a financial instrument will fluctuate as a result of changes in the market place.

Equity investments are made on behalf of policyholders, shareholders and investment clients. Equities are reflected at market values, which are susceptible to fluctuations. The stock selection and investment analysis process is supported by a well-developed research function.

Hedging

Under no circumstances are derivative contracts entered into purely for speculative purposes. All hedging transactions are to hedge the exposure to changes in the fair value of recognised assets or liabilities. The derivative position of the group is set out below. In the majority of the derivative contracts, the positive and negative positions are with the same counter party. The derivative position is therefore not disclosed on the face of the balance sheet.

	Market value 2003		Market value 2002	
	Positive Rm	Negative Rm	Positive Rm	Negative Rm
OTC options				
Single equity	**23**	**(41)**	–	(63)
Equity index	**71**	**(66)**	204	(219)
Exchange traded				
Single equity	**1**	**(11)**	–	–
Equity index	**296**	**(124)**	443	(204)
	391	**(242)**	647	(486)

Maturity profile	0 to 1 year Rm	1 to 5 years Rm	> 5 years Rm	Total Rm
31 December 2003				
OTC options				
Single equity	(18)	–	–	(18)
Equity index	55	(23)	(27)	5
Exchange traded				
Single equity	(10)	–	–	(10)
Equity index	129	43	–	172
	156	20	(27)	149

Maturity profile	0 to 1 year Rm	1 to 5 years Rm	> 5 years Rm	Total Rm
31 December 2002				
OTC options				
Single equity	(63)	–	–	(63)
Equity index	99	(59)	(55)	(15)
Exchange traded				
Equity index	239	–	–	239
	275	(59)	(55)	161

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate as a result of changes in interest rates.

Changes in market interest rates have a direct effect on the contractually determined cash flows associated with floating rate financial assets and financial liabilities, and on the fair value of other investments. Fair values of fixed maturity investments included in the group's investment portfolios are subject to changes in prevailing market interest rates. Additionally, relative values of alternative investments and the liquidity of the instruments invested in could affect the fair value of interest rate linked investments. The ongoing assessment by an investment research team of market expectations within the South African interest rate environment drives the process of asset allocation in this category.

The following assets held by the group will be affected by changes in market interest rates. Other interest bearing investments are excluded from this profile as they can mature at any given time. These instruments could therefore be included in the first maturity period disclosed below.

25 Financial instruments and risk management *(continued)*

Maturity profile	0 to 3 years Rm	3 to 7 years Rm	7 to 12 years Rm	> 12 years Rm	Total Rm
31 December 2003					
Interest bearing instruments	**906**	**2 909**	**1 683**	**1 944**	**7 442**
Income unit trusts					**922**
					8 364
Consisting of					
Government stock					**3 905**
Stock of and loans to other public bodies					**4 459**
					8 364

	0 to 3 years Rm	3 to 7 years Rm	7 to 12 years Rm	> 12 years Rm	Total Rm
31 December 2002					
Interest bearing instruments	894	977	1 710	2 054	5 635
Income unit trusts					729
					6 364
Consisting of					
Government stock					2 586
Stock of and loans to other public bodies					3 778
					6 364

Property risk

Property risk is the risk that the value of the investment properties will fluctuate as a result of changes in the rental environment.

Property investments are made on behalf of policyholders, shareholders and other investment clients and are all reflected at market value. Diversification in property type, geographical location and tenant exposure are all used to reduce this risk.

Scrip lending

The group is authorised to lend scrip and bonds up to a maximum of 60% of its specific holdings in each instrument and was engaged in scrip lending in respect of 3.3% (2002: 4.1%) of its listed equities and 20.8% of its bonds as at the year-end. The group requires collateral security and guarantees of between 105% and 110% of the value of the loaned securities. The collateral security required is in the form of cash and/or negotiable certificates of deposit that cannot be pledged. As at year-end, the group had securities with a market value of R1 265 million (2002: R477 million) on loan with appropriately accredited institutions. Fees received from scrip lending activities are included in investment return in the income statement.

Policyholders' risks

Capital adequacy

The group must maintain a capital balance that will be at least sufficient to meet obligations in the event of substantial deviations from the main risk assumptions affecting the group's business. These capital adequacy requirements are determined according to the generally accepted actuarial principles in terms of the guidelines issued by the Actuarial Society of South Africa. At 31 December 2003 the minimum capital adequacy requirement for the group was covered 3.6 times (2002: 2.9 times).

Underwriting risk

Underwriting risk is the risk that the actual exposure to mortality, disability and medical risks in respect of policyholder benefits will exceed prudent exposure.

Focus on this risk has been exacerbated by the high HIV/AIDS incidence, which is already having a significant impact on mortality rates in the industry. Procedures to monitor, manage and report on underwriting risks include:

- the re-insurance of all risk related liabilities in excess of specified monetary or impairment limits
- the evaluation against established standards of all applications for risk cover in excess of specified limits by experienced underwriters
- the regular review of premium rates, guarantees and other policy conditions
- the issue of the annual statutory actuary report on the actuarial soundness of the premium rates in use and the profitability of the business, taking into consideration the reasonable benefit expectations of policyholders.

	9	10
	431	390
...ion fees received	3	4
...ceived - Total shares	841	582
	229	208
	216	190
	31	44
	(18)	(26)
	3	3
		497

457 540 6 805 248

	2 384	2 068	188	152
	342	787	197	559
	141	230	325	(17)
	199	89	1 415	2 890
	339	247	(54)	
	1 423	1 252	4 466	
	(60)	(37)		
	4 921	4 500		

	4 458	2 890
	228	210
	–	1 202
...on Life	180	163
...Namibia	45	35
...litan Botswana		
	4 921	4 500

Metropolitan Holdings Limited annual financial statements

contents

Balance sheet

At 31 December 2003

	2003 Rm	2002 Rm	Notes
Assets			
Non-current assets			
Investment assets	**5 596.2**	5 060.7	
Equity	**822.6**	645.2	2
Loans	**48.8**	51.9	
Funds on deposit and other money market instruments	**208.8**	131.8	
Interest in subsidiaries	**4 516.0**	4 231.8	3
Deferred tax	**1.0**	0.5	6
Tangible assets	**0.5**	0.2	4
Current assets			
Receivables	**1.6**	–	
Cash and cash equivalents	**5.0**	2.1	
Total assets	**5 604.3**	5 063.5	
Equity and liabilities			
Capital and reserves	**5 567.5**	5 043.7	
Share capital	**2 540.0**	2 463.5	5
Distributable reserve	**3 027.5**	2 580.2	
Non-current liabilities			
Deferred tax	**22.0**	9.0	6
Current liabilities	**14.8**	10.8	
Accounts payable	**5.6**	3.4	
Tax	**7.0**	5.7	7
Provision for liabilities and charges	**2.2**	1.7	8
Total equity and liabilities	**5 604.3**	5 063.5	

Income statement
For the year ended 31 December 2003

	2003 Rm	2002 Rm	Notes
Investment return	**802.5**	7.0	9
Administration expenses	**(34.4)**	(24.3)	10
Income before tax	**768.1**	(17.3)	
Tax	**(35.9)**	3.5	11
Earnings	**732.2**	(13.8)	
Dividend per share (cents)			
Interim	**18.00**	17.50	
Final – declared 9 March 2004	**25.00**	20.50	
	43.00	38.00	

Statement of changes in equity
For the year ended 31 December 2003

	Share capital Rm	Share premium Rm	Distributable reserve Rm	Total Rm
Balance at 31 December 2001	–	2 439.4	2 896.5	5 335.9
Shares issued to share scheme	–	173.9		173.9
Shares repurchased and cancelled	–	(149.8)		(149.8)
Earnings			(13.8)	(13.8)
Dividend paid			(302.5)	(302.5)
Balance at 31 December 2002	–	2 463.5	2 580.2	5 043.7
Shares issued to share scheme		**78.9**		**78.9**
Shares repurchased and cancelled		**(2.4)**		**(2.4)**
Earnings			**732.2**	**732.2**
Dividend paid			**(284.9)**	**(284.9)**
Balance at 31 December 2003		**2 540.0**	**3 027.5**	**5 567.5**

Cash flow statement

For the year ended 31 December 2003

	2003 Rm	2002 Rm	Notes
Cash flow from operating activities			
Profit before tax	**768.1**	(17.3)	
Non-cash items	**(760.6)**	28.1	12.1
Working capital changes			
Receivables	**(1.6)**	–	
Accounts payable	**2.2**	2.8	
Provision for liabilities and charges	**0.5**	(1.4)	
Cash flow from operations	**8.6**	12.2	
Tax	**(22.1)**	(1.6)	12.2
Dividend paid	**(284.9)**	(302.5)	
Net cash outflow from operating activities	**(298.4)**	(291.9)	
Cash flow from investing activities			
Equities	**(12.7)**	(13.8)	
Loans	**3.0**	(34.5)	
Interest in subsidiaries	**311.8**	236.3	
Tangible assets	**(0.3)**	(0.2)	
Net cash inflow from investing activities	**301.8**	187.8	
Cash flow from financing activities			
Shares issued	**78.9**	173.9	
Shares repurchased and cancelled	**(2.4)**	(149.8)	
Net cash inflow from financing activities	**76.5**	24.1	
Net cash flow	**79.9**	(80.0)	
Cash resources and funds on deposit at beginning	**133.9**	213.9	
Cash resources and funds on deposit at end	**213.8**	133.9	12.3

Notes to the financial statements

For the year ended 31 December 2003

1 Basis of preparation and accounting policies

The basis of presentation and accounting policies of the company are the same as that of the group as set out on pages 122 to 128.

	2003 Rm	2002 Rm
2 Equities		
Local listed shares	**702.4**	531.6
Local unit trusts	**120.2**	113.6
	822.6	645.2

A schedule of equity investments is available for inspection at the company's registered office.

Sector composition of listed equity investments	%	%
Basic industries	**1.2**	3.6
Cyclical consumer goods	**3.2**	4.7
Cyclical services	**10.7**	6.5
Financials	**24.2**	20.6
General industrials	**3.5**	3.6
Information technology	**0.8**	0.8
Non-cyclical consumer goods	**4.6**	5.2
Non-cyclical services	**26.6**	18.0
Resources	**25.2**	37.0
	100.0	100.0

The company's five largest equity holdings are:	2003 %	2003 Rm	2002 %	2002 Rm
MTN Group Ltd	**22.2**	**182.3**	*	*
Anglo American Plc	**6.2**	**51.1**	8.0	51.4
Billiton Plc	**4.9**	**40.5**	4.9	31.5
Standard Bank Group Ltd	**4.4**	**35.8**	*	*
Investec Ltd – Preference shares	**3.3**	**27.1**	*	*
Gencor Ltd	*	*	5.3	34.2
SASOL Ltd	*	*	4.9	31.6
Johnnies Industrial Corporation Ltd #	*	*	14.2	91.7
	41.0	**336.8**	37.3	240.4

 # Held directly and indirectly

** Not included in five largest equity holdings for year*

	2003 Rm	2002 Rm
3 Interest in subsidiaries		
Equity valuation of subsidiaries	**4 191.5**	3 919.6
Indebtedness by subsidiaries	**324.5**	312.2
Total interest in subsidiary companies	**4 516.0**	4 231.8
Details of interest in subsidiaries are reflected in annexure 1.		
4 Tangible assets		
Cost	**0.5**	0.2
Accumulated depreciation	**–**	–
Carrying amount	**0.5**	0.2
Opening carrying amount	**0.2**	–
Additions	**0.3**	0.2
Depreciation charge	**–**	–
Closing carrying amount	**0.5**	0.2
Tangible assets comprise furniture and computer equipment.		

5 Share capital

Details of share capital are disclosed in note 10 to the group annual financial statements on page 139.

	2003 Rm	2002 Rm
6 Deferred tax		
The following amounts are disclosed in the balance sheet		
Deferred tax asset – accruals, provisions and tax credits	**1.0**	0.5
Deferred tax liability – capital gains tax	**(22.0)**	(9.0)
	(21.0)	(8.5)
The movements in deferred tax are as follows:		
At beginning of year	**(8.5)**	(18.6)
Capital gains tax	**(13.0)**	9.6
Accruals, provisions and tax credits	**0.5**	0.5
At end of year	**(21.0)**	(8.5)
7 Tax		
South African normal tax		
Opening balance	**5.7**	0.7
Charged to income statement	**8.8**	6.5
Utilised during year	**(7.5)**	(1.5)
Closing balance	**7.0**	5.7

	2003 Rm	2002 Rm
8 Provision for liabilities and charges		
Provisions comprise of:		
Annual leave pay	**2.2**	1.7
	2.2	1.7
Opening balance	**1.7**	3.1
Charged to income statement	**0.5**	(0.7)
Additional provisions	**0.5**	1.2
Unused amounts reversed	**–**	(1.9)
Utilised during year	**–**	(0.7)
Closing balance	**2.2**	1.7
9 Investment return		
Dividends received – listed equities	**17.5**	17.5
Interest received	**24.4**	17.6
Realised and unrealised capital appreciation/(depreciation)	**760.6**	(28.1)
Investment assets	**140.5**	(146.3)
Subsidiaries	**620.1**	118.2
	802.5	7.0
10 Administration expenses		
Directors' emoluments	**8.1**	5.9
Executive – annual package	**5.6**	4.5
Non-executive – fees for service	**2.5**	1.4
Directors' fees paid by subsidiaries	**(2.0)**	(1.7)
Auditors' remuneration	**0.3**	–
Consulting fees	**2.8**	2.4
Management fee – asset management	**2.5**	2.2
Marketing costs	**1.0**	0.8
Other expenses	**9.6**	8.0
Other South African taxes	**3.7**	2.0
Staff costs	**8.4**	4.7
	34.4	24.3
Staff costs		
Salaries	**6.4**	3.0
Defined contribution retirement fund	**0.7**	0.6
Training costs	**0.3**	0.2
Other	**1.0**	0.9
	8.4	4.7

		2003 Rm	2002 Rm
11	**Tax**		
	South African tax		
	Normal – current year	**8.8**	6.5
	Deferred tax – current year	**12.5**	(10.0)
	Secondary tax on companies	**14.6**	–
		35.9	(3.5)
	Normal tax for the year as a % of interest received less related costs	**30.0**	30.0
12	**Notes to the cash flow statement**		
12.1	**Non-cash items**		
	Realised and unrealised capital (appreciation)/depreciation	**(760.6)**	28.1
12.2	**Tax paid**		
	Due at beginning	**(14.2)**	(19.3)
	Tax paid and provided	**(35.9)**	3.5
	Due at end	**28.0**	14.2
		(22.1)	(1.6)
12.3	**Cash resources and funds on deposit**		
	Funds on deposit and other money market instruments	**208.8**	131.8
	Bank balances	**5.0**	2.1
		213.8	133.9

13 Related party transactions

13.1 Holding company

Metropolitan Holdings Limited is the holding company of the Metropolitan Holdings group. The shares are widely held by public and non-public shareholders. Refer to the shareholders' profile in the investor relations report on page 72.

13.2 Transactions with directors

Remuneration is paid to directors in the form of fees to non-executive directors and remuneration to executive directors of the company. All these transactions are disclosed in the corporate governance report on page 62.

13.3 Transactions with subsidiaries

Certain subsidiaries carry out administration activities for the company. These activities are concluded at arm's length.

14 Capital commitments

	2003 Rm	2002 Rm
Authorised and contracted	**244**	–

The above commitment is in respect of Metropolitan Holdings Limited shares currently held by New Africa Investments Limited as announced on SENS on 25 November 2003.

15 Contingent liabilities

In terms of the staff share scheme trust, Metropolitan Holdings Limited has guaranteed any shortfall due to Metropolitan Life Limited, the funder of the trusts, at the termination thereof. At 31 December 2003 the exposure in terms of this guarantee amounted to R50 million (81 million shares; loans of R631 million as disclosed in the annual financial statements of Metropolitan Life Limited in note 20 on pages 148 and 149). This amount was determined by using the actual loan value and the ruling market price of the underlying shares at 31 December 2003.

16 Financial instruments and risk management

Details of financial instruments and risk management are reflected in note 25 of the group annual financial statements on pages 152 to 157. The more important financial risks to which the company is exposed are credit risk, equity risk and interest rate risk.

Subsidiary companies

Annexure 1

	Issued share capital Rm	Directors' valuation 2003 Rm	Indebtedness by / (to) subsidiaries 2003 Rm	Directors' valuation 2002 Rm	Indebtedness by / (to) subsidiaries 2002 Rm
Life insurance subsidiaries					
Metropolitan Life Ltd	**624**	**3 637**	**45**	3 200	70
Metropolitan Odyssey Ltd	**35**	**199**	**–**	192	
Metropolitan International Ltd	**40**	**94**	**–**	290	
Metropolitan Life (Namibia) Ltd	**52**	**149**	**–**	102	
Metropolitan of Botswana Ltd	**24**	**58**	**–**	45	
Metropolitan Lesotho Ltd	**10**	**3**	**–**	–	
Asset management subsidiaries					
Metropolitan Asset Managers Ltd *		**14**	**–**	43	
Metropolitan Collective Investments Ltd	**13**	**38**	**–**	31	
Investment subsidiaries *		**–**	**–**	–	
Health administration					
Metropolitan Health Holdings (Pty) Ltd *		**–**	**279**	16	243
		4 192	**324**	3 919	313
Indebtedness by subsidiaries		**324**		313	
Total interest in subsidiary companies		**4 516**		4 232	

The subsidiaries are all wholly owned (100%) except for:

- Metropolitan Life (Namibia) Ltd (up to 30 June 2003: 80.2%; up to 31 December 2003: 78.7%)
- Metropolitan Life of Botswana Ltd (75%)
- Metropolitan Health Corporate (Pty) Ltd (98.5%), which is the operating subsidiary of Metropolitan Health Holdings (Pty) Ltd

The subsidiaries are all situated in South Africa except for:

- Metropolitan Life (Namibia) Ltd, which is incorporated in Namibia
- Metropolitan Life of Botswana Ltd, which is incorporated in Botswana
- Metropolitan Lesotho Ltd, which is incorporated in Lesotho

Investment subsidiaries that are created specifically to hold foreign currency denominated equity investments are reflected as direct investments in equity in Metropolitan Life Ltd.

The aggregate amount of income after tax, before goodwill derived from subsidiaries, is R967 million (2002: R46 million).

The aggregate amount of losses after tax, before goodwill derived from subsidiaries, is R7 million (2002: R242 million).

* The issued share capital of these companies is less than R1 million.

Administration

Metropolitan Holdings Ltd

Secretary and registered office
Nongiwe Gobodo-Mbomvu
Parc du Cap 7
Mispel Road, Bellville 7530
South Africa

Investor relations
Nico Oosthuizen
Telephone: +27 21 940 6111
Fax: +27 21 940 6690
E-mail: noosthuizen@metropolitan.co.za

Company registration number
2000/031756/06

American Depository Receipt
CUSIP: 592144109
Depositary: Bank of New York

Postal address
P O Box 2212, Bellville 7535
South Africa
Telephone: +27 21 940 5911
Fax: +27 21 940 5370

Internet address:
http://www.metropolitan.co.za
E-mail: info@metropolitan.co.za

Sponsor – South Africa
Merrill Lynch

Transfer secretaries – South Africa
Computershare Ltd
70 Marshall Street, Johannesburg
P O Box 1053, Johannesburg 2000

Sponsor – Namibia
Simonis Storm Securities (Pty) Ltd

Transfer secretaries – Namibia
Transfer Secretaries (Pty) Ltd
Shop 8, Kaiserkrone Centre
Post Street Mall, Windhoek,
Namibia
P O Box 2301, Windhoek, Namibia

Auditors
Ernst & Young
PricewaterhouseCoopers Inc.

Share codes
JSE – MET
NSX – MTD
Abbreviated name – MET LTD

Metropolitan Life Ltd

Reg no 1949/032491/06
Registered office
Parc du Cap 7
Mispel Road, Bellville 7530
Postal address
P O Box 2212, Bellville 7535
Telephone: +27 21 940 5911
Fax: +27 21 940 5370
http://www.metropolitan.co.za

Board of directors

Executive
Pead
Sithole

Non-executive
Mrs G T Serobe – chairman
R Doyle
Speckmann
Coetzee
van Zyl
M van den Hoven
Lamprecht

Metropolitan Life (Namibia) Ltd

Reg no 89/327
R A V E Fouché – managing director
Postal address
P O Box 24324, Windhoek, Namibia
Telephone: +9264 61 239 140
Fax: +9264 61 248 191

Metropolitan Life of Botswana Ltd

Reg no 96/1957
Kgabi – managing director
Postal address
P O Box 41015, Gaborone, Botswana
Telephone: +9267 357 761
Fax: +9267 306 639

Metropolitan Lesotho Ltd

Reg no: 2003/22
T Mohahlele – managing director
Postal address
P O Box 645, Maseru 100
Telephone: +9266 22 323 970
Fax: +9266 22 317 126

Metropolitan Asset Managers Ltd

Reg no 1943/016651/06
P L Morrall – managing director
Postal address
P O Box 2212, Bellville 7535
Telephone: +27 21 940 6001
Fax: +27 21 940 6970

Metropolitan Health Group

Reg no 1999/027578/07
B L E Khan – chief executive
Postal address
P O Box 1242, Cape Town 8000
Telephone: +27 21 480 4511
Fax: +27 21 480 4759

Metropolitan Odyssey Ltd

Reg no: 1993/0072525/06
Postal address
P O Box 2212, Bellville 7535
Telephone: +27 21 940 5911
Fax: +27 21 940 5370

Design, reproduction and printing by Greda Communications